Filed Pursuant to Rule 424(b)(4)
Registration No. 333-187059
Registration No. 333-187877

Prospectus

8,400,000 Shares

Common Stock

We are offering 8,400,000 shares of our common stock at a public offering price of $5.00 per share. Our common stock is currently quoted on the NASDAQ Capital Market tier of the NASDAQ Stock Market under the symbol “CUI.” On April 11, 2013, the last reported sale price of our common stock on the NASDAQ Stock Market was $5.22 per share.

We expect to deliver the shares of our common stock to purchasers on or about April 17, 2013.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 14.

The underwriters are offering the shares of our common stock on a “firm commitment basis.”

	Per Share	Total
Offering price	$5.00	$42,000,000
Underwriting discount(1)	$0.30	$2,520,000
Proceeds to CUI Global, before expenses	$4.70	$39,480,000

The Company has granted the underwriters a 30 day option to purchase up to 1,260,000 additional shares of common stock to cover over-allotments, if any.

(1)	In addition to the underwriting discount, we agreed to reimburse the underwriters for their reasonable out-of-pocket accountable fees and disbursements in connection with this offering (excluding fees and expenses of the underwriters’ counsel), up to $125,000. We will not reimburse the underwriters for any fees or expenses of the underwriters’ counsel if the offering is completed. We also granted Craig-Hallum Capital Group a right of first refusal to serve as our exclusive placement agent, lead managing underwriter or exclusive financial advisor in connection with future financing or merger or acquisition transactions we might undertake on or before September 30, 2013 if this offering is completed. See “Underwriting” for information regarding underwriters’ compensation.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Craig-Hallum Capital Group

Merriman Capital, Inc.

Prospectus dated April 12, 2013

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ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus. Neither we nor any of the underwriters has authorized anyone to provide you with information different from that contained in this prospectus. We and the underwriters are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.

Neither we nor any of the underwriters has done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the sales of common stock and the distribution of this prospectus outside of the United States.

This prospectus contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other industry data. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and other reports. The industry in which we operate is subject to risks and uncertainty due to a variety of factors, including those described in the “Risk Factors” section of this prospectus. These and other factors could cause results to differ materially from those expressed in these publications and reports.

Novum®, V-Infinity®, Solus®, Vergence®, AMT®, CUI Global®, the CUI Global logo, GasPT2 and other trademarks or service marks of CUI Global, Inc. appearing in this prospectus are the property of CUI Global, Inc. or its subsidiaries. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective owners.

On February 17, 2012 we effected a one share for thirty shares (1:30) reverse split of our common stock. Except as otherwise indicated, all of the share and per share information referenced throughout this prospectus has been adjusted to reflect this reverse stock split.

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PROSPECTUS SUMMARY

This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors” and our historical and pro forma consolidated financial statements and related notes and the historical consolidated financial statements of Orbital Gas Systems Limited and related notes included elsewhere in this prospectus, before making an investment decision. References to “we,” “our,” “us,” the “Company,” or “CUI Global” refer to CUI Global, Inc., a Colorado corporation, and its subsidiaries unless the context requires otherwise. References to “CUI” refer to CUI, Inc., a Colorado corporation, our wholly owned subsidiary.

WHO WE ARE

We are a specialized provider of power management and other electromechanical components for electronic devices and equipment. We offer both standardized products and customized solutions to our customer base, which includes a number of well-known industrial and technology companies. Our product portfolio is extensive and we are dedicated to, and focused on growing it further by acquiring, developing, and commercializing innovative electronic technologies and products.

We have more than 24 years of experience in the electronics industry. We use that experience to identify and acquire or license forward-looking, market-ready technologies. Small product engineering firms, individual entrepreneurs, and a variety of other sources comprise our potential pool of acquisition targets and technology licensing partners. These entities often possess exciting technologies, but lack the necessary manufacturing, distribution, and financial resources to commercialize their ideas. We possess these capabilities and can serve as a value-added partner in commercialization, developing supplier-customer relationships, and providing liquidity to the technology owner. We believe we have a track record of acquiring or licensing, and then commercializing advanced, market-ready technologies due to our management team’s history of doing so, as well as to the marketing, sales, research and development and engineering resources that we are willing to dedicate to commercializing new products.

After we identify potential market-ready technologies, we put considerable effort into our due diligence process to verify that demand for the technology exists, that the technology will have synergies with our diverse product portfolio, and that the technology will achieve its intended design capabilities when integrated into our customers’ products. If we are successful in completing an acquisition, we assign a team of engineers, market specialists, and sales executives to implement our commercialization strategy. Our “end-to-end” strategy incorporates branding; conducting market and product surveys to determine demand, the potential customer base, and target geographic and end markets; and identifying appropriate commercialization partners. We utilize contract manufacturers located in mainland China, Japan, South Korea, Taiwan, and the United Kingdom for production.

Our current platform is focused on three primary market segments:

•	Power Supply Units. Our power supply units products include our embedded and external industrial power supplies, as well as our Novum Advanced Power and Solus Power Topology brands. Novum products, which consist of digital power modules, offer customers in the networking and telecommunications industries cost-saving programmable power chips. Solus products enhance the Novum line capabilities by providing a more efficient power supply source that is scalable to serve numerous customer needs. Our internal and external power products and related component sales accounted for approximately 88% of our revenues during our fiscal year ended December 31, 2012;
•	Electronic Components. Our electronic components products include a variety of proprietary motion control devices. We focus on the original equipment manufacturer (“OEM”) market and attempt to provide higher levels of support, customer service and a constantly expanding product line in order to further differentiate ourselves from our competitors; and

•	Test and Measurement. Our test and measurement products include probes and other test devices, as well as our inferential gas metering technology, the GasPT2 device, which we have branded under the name Vergence.

We conduct our operations globally, and as of December 31, 2012 we had sixty-two full-time and seven part-time employees located in the United States and Japan. We utilize a hybrid marketing strategy that incorporates both direct and third-party sales channels. Our customer base is diverse and consists of smaller customers, a broad group of OEM customers and several industrial technology conglomerates. Further, we have a significant customer and channel partner relationship with Digi-Key Corporation (“Digi-Key”), an authorized distributor of electronic components for more than 550 industry suppliers. As a percentage of our total gross revenues, sales to Digi-Key were approximately 47% and 41% as of December 31, 2012 and December 31, 2011, respectively. Digi-Key sells our product to thousands of customers globally.

OUR MARKETS AND OUR OPPORTUNITY

Power Supply Units

We offer a portfolio of both commoditized and emerging power supply units for networking and telecommunications related applications. The market for our products evolves in response to technological innovations and corresponding changes in our customers’ requirements for their product offerings. These changes occur rapidly. Thus, although our historic business was a commoditized electromechanical parts distribution business, in recent years, we have focused our business on the acquisition or licensing, development, and commercialization of new and innovative electronic technologies and products in order to better serve our customer base.

Our Novum and Solus lines are our newest and most exciting power supply products and are marketed primarily to networking and telecommunications companies. Earning design wins from OEMs in these sectors is extremely important and competitive, and the design cycle often lasts between 18 and 24 months. OEMs typically conduct a partial product line redesign every nine months, creating a recurring revenue opportunity for component suppliers like ourselves. Once an OEM grants a supplier a design win, however, the test period for future designs decreases significantly, and it is often difficult to displace incumbent suppliers without offering a product that significantly improves or outperforms existing technologies. We have received positive industry and customer feedback regarding our Novum and Solus lines, and we believe that major OEM product revamps will offer us the opportunity to potentially displace our competitors. Our products are intended to serve the following vital functions for our customers’ end-products: enhanced design flexibility, size reductions, power efficiency improvements, greater power density, reduced electro-magnetic interference, faster transient response, reduced power output and quicker turn-on times.

According to IMS Research, an independent provider of market research and consultancy to the global electronics industry, the total global market for digital power components is expected to quadruple to $15 billion between 2012 and 2017. As we gain traction in these product lines and capture OEM design wins, we believe our power supply units will continue to be a significant source of our revenue.

Electronic Components

The market for electronic components, like the market for power management devices, is driven by the needs of our OEM customers, as well as increases in the functionality of the end-products in which our components are used. Other key factors driving innovation include product size reduction, cost reduction, time to market, energy efficiency, and reliability. We offer a variety of buzzers, connectors, encoders, microphones, speakers, and thermal management solutions for products such as home theater equipment, insulin machines and defibrillators. While the breadth of our electronic component portfolio is extensive, we are focused on operating as a niche provider of high-quality products.

Our AMT modular encoder, a device that is used in motion control systems, allows for breakthroughs in selectable resolution, shaft-adaptation and convenient mounting solutions to bring ease of installation, installed component reduction and economies of scale in purchasing. AMT has been awarded several design wins from motion control OEMs that offer a wide range of products, including cash machines and other robotic devices.

Test and Measurement

We believe our most significant opportunity exists in our test and measurement technology line, specifically for our inferential gas metering technology, the GasPT2 device, which we currently market under the Vergence brand name. The GasPT2 device is a low-cost, and we believe a highly disruptive, solution to measuring natural gas quality in pipelines and in stationary gas turbines that are used for power generation and industrial machine drives.

Natural gas quality is typically tested at pipeline interchanges, off-takes, and delivery points (together, “test sites”), and today, standard quality test practices utilize large, expensive gas chromatograph systems to analyze energy content. Sometimes, given the size of these systems, they are constructed several miles away from actual test sites. Because natural gas is a mixture of several gases, namely methane, propane, nitrogen and carbon dioxide, quality is determined by the relative concentrations of each individual gas in any given delivery and is indicative of energy content. Total energy consumption, or the quantity that customers ultimately pay for, is then a function of natural gas quality (total energy content) and volume of gas used.

Gas chromatographs are housed in bulky, closet-like enclosures, and may be located on- or off-site of pertinent test sites. According to a 2012 Emerson Process Management report, gas chromatograph natural gas quality tests typically last between 12 and 40 minutes, and testing frequency varies from as often as possible to once per day. Because natural gas flows through a pipeline at speeds of up to 25 miles per hour, standard quality readings conducted by gas chromatographs are not in real-time and may not accurately reflect actual energy consumption by an end customer. Additionally, gas chromatograph instruments can cost between $15,000 and $40,000, and the total installation cost for the instrument and related accessories can exceed $200,000. Annual maintenance expenses may also be more than $10,000.

Our GasPT device introduces a potentially disruptive, low-cost solution to replace gas chromatograph systems. It is significantly less expensive, and dramatically smaller than gas chromatograph systems. Our device costs approximately $50,000, fully installed, and is contained within a weather-proof enclosure that sits on top of the pipeline. It also eases the installation burden associated with gas chromatograph systems, as it can be connected in a process that typically requires less than 90 minutes of pipeline downtime.

Further, the GasPT2 device can complete natural gas quality tests in as few as five seconds, without sacrificing accuracy or precision measures. Tests performed have verified that our device typically measures natural gas quality within 0.04% accuracy, while industry standards require accuracy within 0.5%. The device measures several physical properties of natural gas flow, including thermal conductivity, the speed of the sound of gas flow, and carbon dioxide content. Using these measurements, it infers the natural gas quality mixture, and calculates other relevant quality characteristics, such as calorific value, Wobbe index, relative density, and compression factor.

We believe the market opportunity for our GasPT2 device is significant, both from the perspective of replacing installed gas chromatographs, as well as creating new markets where gas chromatographs were either previously impractical or too expensive to install.

We expect that natural gas pipeline off-takes and stationary gas turbines will be our initial target markets for the GasPT2 device. In North America, this total market amounts to more than 300,000 miles of pipeline and 30,000 associated entry and off-take points according to the US Energy Information Administration, representing a market opportunity of more than $600 million. In Europe, this total market amounts to more than 200,000 miles of pipeline and 20,000 associated entry and off-take points according to the 2010 edition of Natural Gas Systems of Europe, representing a market opportunity of more than $400 million. Further, this market includes approximately 50,000 stationary gas turbines world-wide according to the November-December 2009 issue of Gas Turbine World, representing a market opportunity of more than $1 billion. We will continue to use our extensive market knowledge, as well as the new distribution relationships we develop, in order to strive to discover additional market opportunities.

OUR BUSINESS STRENGTHS

High Quality Customer Base

As of December 31, 2012, our products touch more than 50,000 customers located in over 50 countries. We primarily serve customers in the computing, consumer device, energy, networking, and telecommunications sectors, as well as several industrial technology conglomerates. We have established OEM relationships with a number of our larger customers and believe we are well positioned to enter into additional OEM partnerships as we gain design wins in the future. Our strategic third-party distribution relationship with Digi-Key is a strong and significant relationship that we plan to continue to leverage for growth. Additionally, we have entered into partnerships and product roll-out and test agreements. Our Novum line is currently working in partnership with Ericsson to develop a line of multi-source digital point of load products based on their BMR46X series module. Further, our GasPT2 device is currently installed in approximately 30 locations with more than 12 partners, including SNAM RETE Gas (Italy); GASUNIE (The Netherlands); National Grid (UK); Scotia Gas (Ireland); and Wales & West (UK). It is in testing phases with more than 10 large-scale customers globally, including Repsol and Enagas in Spain; GazSystems in Poland; TransCanada in North America; Energy Transfer Partners (ETP) in the U.S.; the Pipeline Research Counsel International (PRCI), which represents 69 of the largest companies in the natural gas industry, including Kinder-Morgan, Williams Pipeline, Shell Pipeline, Chevron Pipeline, BP USA, and more; and GE-ENERGY in Houston, Texas.

Comprehensive Technology and Product Portfolio

We offer more than 20,000 unique products. Our customers are attracted to the breadth of our product offering, and often consider us to be an important niche supplier for the products that they bring to the marketplace. We plan to work together with our customer base to continue to develop or acquire additional innovative market-ready technologies and products in order to stay ahead of our competition. These efforts reduce our dependency on internal research and development costs. We believe our knowledge of the marketplace for niche technologies and components provides us with a significant advantage over other suppliers in our space.

Experienced Management Team

We are led by a management team and board of directors that each possess substantial experience in our industries. Our President and Chief Executive Officer, William J. Clough, has been with the company for more than six years. Mr. Clough has extensive legal and SEC experience and is an inventor of one of our early patented thermal management technologies. Along with his other responsibilities, Mr. Clough spearheads our Vergence brand. Our Chief Financial Officer, Daniel N. Ford, has been with us for more than five years and possesses a wealth of accounting experience, including his tenure with KPMG LLP. Mr. Ford helped us generate a profit in 2011, and he provides efficiency and forward thinking, transforming many of our accounting, inventory management and vendor relations processes. Our Chief Operating Officer, Matthew M. McKenzie has an extensive background in the electronics industry, as well as expertise in distribution, sales, and supply chain management.

Global Reach and Hybrid Marketing Strategy

We conduct operations globally, with employees located in the United States and Japan. Further, we have outsourced manufacturing relationships in mainland China, Japan, South Korea, Taiwan, and the United Kingdom, and our relationship with Digi-Key reaches customers globally. We utilize a hybrid marketing and sales strategy, consisting of our internal sales and marketing team, as well as our third-party distribution relationships. Our internal sales and marketing team focuses on larger, OEM customers, while we direct smaller customers to utilize our third-party distribution channel. We believe that the global reach of our operations and distribution capabilities for our products will help our businesses grow and mitigate the risks associated with operations concentrated in one geographic region.

OUR STRATEGY

Our historic business was a commoditized electromechanical parts distribution business, however, in recent years, we have focused our business on the acquisition and/or licensing, development and commercialization of new and innovative electronic technologies and products. As our business continues to evolve along with that of our customers, we must continue to identify, acquire or license, and commercialize novel technologies that enhance our customers’ market position.

Our Novum Advanced Power, Solus Power Topology and Vergence GasPT2 device have enabled us to transform ourselves into a technology incubator dedicated to rapidly commercializing market-ready technologies.

In that regard, we have implemented a planned strategy to increase our name recognition as a technology company. Our plan includes:

•	Increasing our customer base by redirecting our customers into the right channel, including by handling smaller customer fulfillment through our distribution partner, Digi-Key, and focusing our efforts on larger OEM business;
•	Identifying large gas utility companies that represent likely opportunities for large batch sales of our Vergence GasPT2 device, as opposed to single unit sales;
•	Developing a collaborative relationship with our customers to identify and supply them with products that will fuel our growth;
•	Growing the brand presence of our products, which we will attempt to do by capturing the attention of industry heads at selected trade show events;
•	Developing and acquiring new technologies to grow our sales; and
•	Growing our global sales and distribution capabilities.

RECENT DEVELOPMENTS

Acquisition of Orbital Gas Systems Limited

On March 3, 2013, we entered into a definitive share purchase agreement to acquire 100% of the equity interest in Orbital Gas Systems Limited, a company organized under the laws of England and Wales (“Orbital”), including all of its operations which are located in the United Kingdom. The purchase price for the acquisition of Orbital is 17,000,000 British pounds sterling (“£”), subject to purchase price adjustments, 100% of which is payable in cash. To secure indemnification obligations, 5.0% of the purchase price, or £850,000, will be held in escrow to and through December 1, 2013. The purchase price is approximately $26,154,500, based on the Wall Street Journal published exchange rate as of the New York market close on April 11, 2013 of $1.5385 per pound sterling.

Orbital is the largest natural gas systems integrator in the U.K. and is a key partner of ours for commercializing our GasPT2 device. For over 25 years, Orbital has developed its portfolio of products, solutions, services and resources to offer a diverse range of personalized gas engineering solutions to the gas utilities, power generation, emissions, manufacturing and automotive industries. We believe that adding Orbital’s operations will provide a strengthened platform for us to enter new and attractive natural gas quality analysis markets and provide enhanced customer and geographic diversification, resulting in additional domestic and international sales.

For fiscal years 2012 and 2011, Orbital generated revenues from continuing operations of £13,997,850 and £13,751,265, respectively. For its fiscal years 2012 and 2011, Orbital generated income before taxes and U.S. GAAP adjustments of £2,283,138 and £992,438, respectively. As of December 31, 2012, based upon unaudited financial statements, Orbital had cash and cash equivalents of £5,678,794.

We intend to finance the consideration payable by CUI Global to the shareholder of Orbital with the net proceeds from this offering. Although we have entered into a share purchase agreement in connection with the Orbital acquisition, we cannot guarantee when, or whether, the acquisition will be completed. We do, however, currently anticipate that the acquisition will be consummated during the second quarter of 2013. The share purchase agreement contains a number of important conditions that must be satisfied before we can complete the acquisition, namely:

•	We have raised sufficient funds to complete the transaction through either a debt or equity offering pursuant to the standard U.S. regulatory authority for publicly-traded U.S. companies;
•	We and Orbital’s owner have signed the escrow letter called for by the share purchase agreement and have procured the escrow agent’s signature and delivery of the bank instruction letter to the escrow bank; and
•	We and Orbital’s owner agree in writing to the “closing free cash,” as defined in our share purchase agreement.

We believe the acquisition will provide us with immediate credibility in the natural gas industry. By acquiring Orbital, we will acquire a company that has operated successfully in the natural gas industry for over 25 years. In addition, Orbital is a leading provider of natural gas infrastructure and high-tech solutions to National Grid, the national gas transmission company in the U.K. and one of the most respected specialist gas engineering companies in the world. We will also acquire access to Orbital’s proprietary VE-Probe, which, by allowing us to acquire a sample gas in as few as two seconds as opposed to the industry standard time of five to ten minutes, enables us to reduce our total sample-analysis turnaround to fewer than five seconds. We believe this turnaround time is far faster than the turnaround time of any other technology currently available to the gas industry.

Entry Into a Distribution Agreement with Future Electronics, Inc.

On February 19, 2013, we announced that we entered into a new distribution agreement with Future Electronics, Inc. (“Future”), which is a leader and innovator in the distribution and marketing of electronic components. This agreement allows Future to leverage their experience and resources to launch our product portfolio to a global market and a diverse customer base. In selecting Future as a global distribution partner, we recognized the strength of Future’s demand creation programs and its robust field support resources which will add greater reach for our Novum product line, as well as its broad portfolio of standard power supplies and board level components. Under the terms of the agreement, Future will now begin a phased rollout of products from our Power Supply and Electronic Components groups with stock available immediately for many items.

Design News Golden Mousetrap Awards Finalist

On January 31, 2013, we announced that Design News, a leading technical publication for design engineers, named our NDM2Z series point of load modules as a finalist for its Golden Mousetrap Awards, an award that recognizes engineering innovation and creativity in product design. The NDM2Z sets industry benchmarks in efficiency and current density, helping address the growing need to reduce energy use at the board level. This was our third product from the Novum Advanced Power group to receive industry recognition in the past three months. Also in January 2013, Electronic Products chose our NSM2P “No-Bus” digital point of load series as a 2012 Product of the Year. Previously, in November 2012, our NDM2P digital point of load series was named to EDN’s “Hot 100 Products of 2012: Power.”

Preliminary First Quarter Financial Information

We estimate our total revenue for the three months ending March 31, 2013 to be in a range of $9.7 million to $10.2 million, compared to $8.5 million during the prior year comparable period. As a percentage of revenue, our gross profit margin for the three months ending March 31, 2013 is estimated to be in a range of 37.5% to 40.0%, compared to 38.8% for the same period in 2012. As of March 31, 2013, we estimate our sales order backlog to be in excess of $15 million.

The estimated ranges of our financial results for the three months ended March 31, 2013 are preliminary, based upon our estimates and subject to completion of financial and operating closing procedures. This data has been prepared by our management. Our independent registered public accounting firm, Liggett, Vogt, & Webb, P.A., has not audited, reviewed, or performed any procedures, and will not express an opinion or any other form of assurance with respect to this data. The summary is not a comprehensive statement of our financial results for this period and our actual results may differ materially from the estimated ranges due to the completion of our financial and operating closing procedures and other developments that may arise before the results for this period are finalized.

SUMMARY OF RISKS RELATED TO OUR BUSINESS

Our business and our ability to execute our business strategy are subject to a number of risks that you should be aware of before you decide to buy our common stock. In particular you should consider the following risks which are discussed more fully in “Risk Factors.”

•	There is no assurance we will achieve sustained profitability;
•	We have expanded our business activities and these activities may not be successful and may divert our resources from our existing business activities;
•	We are a relatively small specialty component and solutions business and face formidable competition;
•	We depend on third-party manufacturers and suppliers for the production of our products and will need these parties to scale-up their operations in order for us to grow our business and achieve sustained profitability;
•	Our revenues depend on a few major customers;
•	Acquisitions, including our acquisition of Orbital Gas Systems Limited, may not be completed or, if completed, could result in operational difficulties, increased expenses, and other harmful consequences;
•	We will need to grow our organization, and we may encounter difficulties in managing this growth, which could disrupt our operations;
•	Our operating results will vary over time and such fluctuations could cause the market price of our common stock to decline;
•	Risks related to foreign operations; and
•	Market acceptance of new innovative technologies such as the Vergence GasPT2 device.

CORPORATE INFORMATION

CUI Global, Inc., formerly known as Waytronx, Inc., is a Colorado corporation organized on April 21, 1998. Our principal place of business is located at 20050 SW 112 Avenue, Tualatin, Oregon 97062, phone (503) 612-2300. Our website is www.cuiglobal.com.

Effective May 16, 2008, CUI Global, Inc. acquired the assets and liabilities of CUI, Inc., a Tualatin, Oregon based provider of electronic components. Through this acquisition, the Company obtained an 11.54% ownership interest in Test Products International, Inc., a provider of handheld test and measurement equipment.

Effective July 1, 2009, CUI Global acquired all of Comex Instruments, Ltd, which we subsequently rebranded, CUI Japan and 49% of Comex Electronics, Ltd. CUI Japan is a Japanese based provider of test and measurement, power and electronic components for original equipment manufacturer. Effective July 1, 2011, CUI Global entered into an agreement to convey its 49% ownership interest in Comex Electronics to the owners of the remaining 51% who are the original founders and were the original owners of Comex Instruments, for $617,975 in the form of a five year note receivable bearing interest at 4% per annum, payable monthly beginning January 2012.

THE OFFERING

Common Shares Offered by Us
8,400,000 shares
Common Shares to be Outstanding Immediately After this Offering
19,283,280 shares
Offer Price
$5.00 per share
Over-allotment Option
We have granted to the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase up to 1,260,000 additional common shares to cover over-allotments, if any.
Use of Proceeds
We intend to use the net proceeds from this offering for the purchase of all outstanding capital shares of Orbital Gas Systems Limited, payment of long-term debt, and for working capital and general corporate purposes. See “Use of Proceeds.”
Dividend Policy
We do not currently pay nor contemplate paying dividends. See “Dividend Policy.”
Risk Factors
Investing in our common shares involves a high degree of risk. You should read and consider the information set forth under the heading “Risk Factors” beginning on page 14 and all other information included in this prospectus before deciding to invest in our common shares.
Trading Market
Our common shares are listed on the NASDAQ Stock Market under the symbol “CUI.”

The number of our common shares that will be issued and outstanding immediately after this offering is based on 10,883,280 common shares outstanding as of December 31, 2012, and excludes:

•	682,141 shares of common stock issuable upon the exercise of outstanding options to purchase our common stock at a weighted average exercise price of $6.47 per share as of December 31, 2012;
•	1,979,083 shares of our common stock reserved for future awards under our equity compensation plans as of December 31, 2012; and
•	A number of our shares of common stock with a value of up to $1,993,363 potentially issuable to James McKenzie as of December 31, 2012 pursuant to a finder’s fee arrangement with him.

Unless otherwise noted, the information in this prospectus assumes exercise of the underwriters’ over-allotment option to purchase up to 1,260,000 additional shares of our common stock.

SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

The following table sets forth the summary unaudited pro forma combined financial data of CUI Global, Inc. and Orbital Gas Systems Limited for the years ended December 31, 2012 and 2011. This information has been prepared by our management and gives pro forma effect to (a) the completion of the Orbital acquisition, (b) the sale of 8,400,000 shares of our common stock in this offering at the offering price of $5.00 per share, less underwriting discounts and commissions and estimated offering expenses, and (c) the application of the proceeds from this offering, in each case as if they occurred on January 1, 2011 for income statement purposes and December 31, 2012 for balance sheet purposes.

The financial statements and other financial information in this prospectus related to Orbital Gas Systems Limited have been prepared in accordance with United Kingdom generally accepted accounting principles (“U.K. GAAP”). U.K. GAAP differs in some material respects from U.S. generally accepted accounting principles (“U.S. GAAP”), and as a result, the historical financial statements and other financial information of Orbital Gas Systems Limited may not be comparable to our historical financial statements. For a discussion of material differences between U.K. GAAP and U.S. GAAP as they relate to Orbital Gas Systems Limited, see Note 22 to the financial statements of Orbital Gas Systems Limited included elsewhere in this prospectus.

The fiscal year of CUI Global, Inc. ends on December 31, and the fiscal year of Orbital Gas Systems Limited ends on June 30. The pro forma data has been prepared from, and should be read in conjunction with, our audited annual financial statements and accompanying notes for the years ended December 31, 2012 and 2011, the audited financial statements and accompanying notes of Orbital for the years ended June 30, 2012 and 2011, prepared in accordance with U.K. GAAP and reconciled to U.S. GAAP, and the unaudited interim financial information of Orbital for the six months ended December 31, 2012 and 2011, each included elsewhere in this prospectus. For more information on the assumptions made in preparing this pro forma financial data, see “Unaudited Pro Forma Condensed Combined Financial Information.” This information is for illustrative purposes only. The companies may have performed differently had they always have been combined. The historical and pro forma results do not necessarily indicate results that may be expected for any future period.

Where applicable, the amounts in the following tables related to the acquisition price are converted from British pound sterling to U.S. dollars based on the Wall Street Journal published exchange rate as of the New York market close on April 11, 2013 of $1.5385 per British pound sterling. For converting the fiscal year statements of operations amounts related to Orbital, the following average exchange rates were used, as published by Oanda Corporation: $1.5768 average per British pound sterling for the six months January to June 2012, $1.5926 average per British pound sterling for the six months July to December 2012, $1.6160 average per British pound sterling for the six months January to June 2011 and $1.5919 average for the British pound sterling for the six months July to December 2011. The amounts included on the balance sheets related to Orbital were converted, based on the following exchange rates published by Oanda Corporation: $1.6153 per British pound sterling at December 31, 2012 and $1.5453 per British pound sterling at December 31, 2011.

SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

	December 31,
	2012	2011
Statement of Operations Data:
Revenue	$63,981,573	$62,271,825
Operating expenses	24,066,331	20,698,034
Income from operations	1,956,381	2,675,040
Net income	511,399	1,660,699
Earnings per share
Basic	$0.03	$0.11
Diluted	$0.03	$0.11
Other Data:
Adjusted EBITDA(1)	$4,567,140	$4,454,657

December 31, 2012
Balance Sheet Data:
Cash and cash equivalents	$23,165,231
Total assets	81,854,020
Total debt, including current portion	17,984,652
Total stockholders' equity	63,869,368

(1)	Adjusted EBITDA is the net income before interest expense, income taxes, equity compensation, depreciation, impairment expenses and amortization. We believe that Adjusted EBITDA is useful as an indicator of our performance. Our management uses Adjusted EBITDA, in conjunction with traditional U.S. GAAP measures, as part of our overall assessment of our performance. We use this non-U.S. GAAP measure in internal management reports used to monitor and make decisions about our business. The principal limitations of Adjusted EBITDA as a performance measure are that it excludes significant adjustments for one-time expenses and gains required under U.S. GAAP, and that our definition of Adjusted EBITDA may be different than similar-sounding non-U.S. GAAP measures used by other the companies. To mitigate these limitations, we present our U.S. GAAP results along with the non-U.S. GAAP measure, reconcile Adjusted EBITDA to the net income and recommend that investors not give undue weight to it. We believe that Adjusted EBITDA provides investors useful information by allowing them to view the business through the eyes of management.

The reconciliation of pro forma Adjusted EBITDA to pro forma net income, is as follows:

	For the Years Ended December 31,
	2012	2011
Net income	$511,399	$1,660,699
Income tax expense	972,654	350,255
Impairment of intangible, trademark and trade name V-Infinity	278,428	—
Interest expense – amortization of debt offering costs and debt discount	73,333	334,747
Interest expense	584,914	920,802
Stock based compensation expense	1,190,081	227,867
Depreciation and amortization	956,331	960,287
Adjusted EBITDA	$4,567,140	$4,454,657

SUMMARY CONSOLIDATED FINANCIAL DATA — CUI Global, Inc.

The following tables set forth our summary consolidated financial data. The summary consolidated financial data for the years ended December 31, 2012 and 2011 are derived from our audited consolidated financial statements appearing elsewhere in this prospectus. The data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our financial statements and the related notes included elsewhere in this prospectus.

	For the Years Ended December 31,
	2012	2011
Statement of Operations Data:
Revenue	$41,084,589	$38,938,326
Operating expenses	17,356,896	14,146,366
Income (loss) from operations	(1,980,200)	658,887
Net (loss) allocable to common stockholders	(2,526,321)	(48,763)
Basic and diluted (loss) per common share	$(0.25)	$(0.01)
Other Data:
Adjusted EBITDA(1)	354,727	2,232,614
Balance Sheet Data:
Cash and cash equivalents	3,039,840	176,775
Total assets	36,723,461	31,978,491
Total liabilities	11,961,028	19,381,488
Total stockholders' equity	24,762,433	12,597,003

(1)	Adjusted EBITDA is the net (loss) allocable to common stockholders before interest expense, income taxes, equity compensation, depreciation, impairment expenses and amortization. We believe that Adjusted EBITDA is useful as an indicator of our performance. Our management uses Adjusted EBITDA, in conjunction with traditional U.S. GAAP measures, as part of our overall assessment of our performance. We use this non-U.S. GAAP measure in internal management reports used to monitor and make decisions about our business. The principal limitations of Adjusted EBITDA as a performance measure are that it excludes significant adjustments for one-time expenses and gains required under U.S. GAAP, and that our definition of Adjusted EBITDA may be different than similar-sounding non-U.S. GAAP measures used by other companies. To mitigate these limitations, we present our U.S. GAAP results along with the non-U.S. GAAP measure, reconcile Adjusted EBITDA to the net (loss) allocable to common stockholders, and recommend that investors not give undue weight to it. We believe that Adjusted EBITDA provides investors useful information by allowing them to view the business through the eyes of management.

The reconciliation of CUI Global, Inc. Adjusted EBITDA to net (loss) allocable to common stockholders, is as follows:

	For the Years Ended December 31,
	2012	2011
Net (loss) allocable to common stockholders	$(2,526,321)	$(48,763)
Provision for taxes	33,714	29,810
Impairment of intangible, trademark and trade name V-Infinity	278,428	—
Interest expense – amortization of debt offering costs and debt discount	73,333	334,747
Interest expense	575,199	918,189
Stock based compensation	1,190,081	227,867
Depreciation and amortization	730,293	770,764
Adjusted EBITDA	$354,727	$2,232,614

SUMMARY CONSOLIDATED FINANCIAL DATA — Orbital Gas Systems Limited

The following table sets forth summary consolidated financial data of Orbital Gas Systems Limited. You should read the following summary consolidated financial data in conjunction with the consolidated financial statements and notes thereto of Orbital included elsewhere in this prospectus.

The fiscal year of CUI Global, Inc. ends on December 31, and the fiscal year of Orbital Gas Systems Limited ends on June 30. The summary consolidated financial information presented has been derived from the audited financial statements and accompanying notes of Orbital for the years ended June 30, 2012 and 2011, prepared in accordance with U.K. GAAP reconciled to U.S. GAAP, included elsewhere in this prospectus, and the unaudited interim financial information of Orbital for the six months ended December 31, 2012 and 2011, and reflects Orbital Gas Systems Limited financial information as of calendar years ended December 31, 2012 and 2011. Orbital’s historical results do not necessarily indicate results that may be expected for any future period.

For a discussion of material differences between U.K. GAAP and U.S. GAAP as they relate to Orbital Gas Systems Limited, see Note 22 to the financial statements of Orbital Gas Systems Limited included elsewhere in this prospectus.

For converting the fiscal year statements of operations amounts related to Orbital, the following average exchange rates published by Oanda Corporation: $1.5768 average per British pound sterling for the six months January to June 2012, $1.5926 average per British pound sterling for the six months July to December 2012, $1.6160 average per British pound sterling for the six months January to June 2011 and $1.5919 average for the British pound sterling for the six months July to December 2011. The amounts included on the balance sheets related to Orbital were converted, based on the following exchange rates published by Oanda Corporation: $1.6153 per British pound sterling at December 31, 2012 and $1.5453 per British pound sterling at December 31, 2011.

	For the Years Ended December 31,
	2012	2011
Statement of Operations Data:
Revenue	$23,017,544	$23,360,136
Operating expenses	6,659,995	6,506,305
Income from operations	3,986,581	2,066,153
Net income	3,087,720	1,759,462
Other Data:
EBITDA(1)	$4,212,413	$2,222,043
Balance Sheet Data:
Cash and cash equivalents	$9,172,956
Total assets	14,606,492
Total debt, including current portion	8,123,624
Total stockholders' equity	6,482,868

(1)	EBITDA is net income before interest expense, income taxes, depreciation and, amortization. We believe that EBITDA is useful as an indicator of ongoing operating performance. Our management uses EBITDA, in conjunction with traditional U.S. GAAP measures, as part of the overall assessment of performance. We use this non-U.S. GAAP measure in internal management reports used to monitor and make decisions about our business. To mitigate these limitations, we present Orbital’s U.S. GAAP results along with the non-U.S. GAAP measure, reconcile EBITDA to net income, and recommend that investors not give undue weight to it. We believe that EBITDA provides investors useful information by allowing them to view the business through the eyes of management, facilitating comparison of results across historical periods and across companies, and providing a focus on the underlying operating performance of the business.

The reconciliation of Orbital Gas Systems Limited EBITDA to net income, is as follows:

	For the Years Ended December 31,
	2012	2011
Net income	$3,087,720	$1,759,462
Provision for taxes	938,940	320,445
Interest expense	9,715	2,613
Depreciation and amortization	176,038	139,523
EBITDA	$4,212,413	$2,222,043

RISK FACTORS

An investment in our common stock involves a significant degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. If any of the risks discussed in this prospectus actually occur, our business, financial condition and results of operations could be materially and adversely affected. If this were to happen, the price of our shares could decline significantly and you may lose all or a part of your investment. The risk factors described below are not the only ones that may affect us.

Risks Related to Our Business and Products

Historically, we have generated losses from operations and we may need additional funding in the future.

Historically, we have not generated sufficient revenues from operations to self-fund our capital and operating requirements. For the year ended 2012, we had a net loss of $2,526,321 and our accumulated deficit as of December 31, 2012 was $76,171,822. If we are not able to generate sufficient income and cash flows from operations to fund our operations and growth plans, we may seek additional capital from equity and debt placements or corporate arrangements. Additional capital may not be available on terms favorable to us, or at all. If we raise additional funds by issuing equity securities, our shareholders may experience dilution. Debt financing, if available, may involve restrictive covenants or security interests in our assets. If we raise additional funds through collaboration arrangements with third parties, it may be necessary to relinquish some rights to technologies or products. If we are unable to raise adequate funds or generate them from operations, it may have to delay, reduce the scope of, or eliminate some or all of its growth plans or liquidate some or all of our assets.

There is no assurance we will achieve or sustain profitability.

For the year ended 2012, we had a net loss of $2,526,321. There is no assurance that we will achieve or sustain profitability. If we fail to achieve or sustain profitability, the price of our common stock could fall and our ability to raise additional capital could be adversely affected.

We have expanded our business activities and these activities may not be successful and may divert our resources from our existing business activities.

Our historic business was a commoditized electromechanical parts distribution business. In recent years, we have focused our business on the acquisition, development and commercialization of new and innovative electronic technologies/products. We may not be successful in acquiring technologies that are commercially viable. We may fail to successfully develop or commercialize technologies that we acquire. Research, development and commercialization of such acquired technologies may disproportionately divert our resources from our other business activities.

If our manufacturers or our suppliers are unable to provide an adequate supply of products, our growth could be limited and our business could be harmed.

We rely on third parties to supply components for and to manufacture our products. In order to grow our business to achieve profitability, we will need our manufacturers and suppliers to increase, or scale-up, production and supply by a significant factor over current levels. There are technical challenges to scaling-up capacity that may require the investment of substantial additional funds by our manufacturers or suppliers and hiring and retaining additional management and technical personnel who have the necessary experience. If our manufacturers and suppliers are unable to do so, we may not be able to meet the requirements to grow our business to anticipated levels. We also may represent only a small portion of our supplier's or manufacturer's business and if they become capacity constrained they may choose to allocate their available resources to other customers that represent a larger portion of their business.

Our international operations are subject to increased risks which could harm our business, operating results and financial condition.

Our ability to manage our business and conduct our operations internationally requires considerable management attention and resources and is subject to a number of risks, including the following:

•	challenges caused by distance, language and cultural differences and by doing business with foreign agencies and governments;
•	longer payment cycles in some countries;
•	uncertainty regarding liability for services and content;
•	credit risk and higher levels of payment fraud;
•	currency exchange rate fluctuations and our ability to manage these fluctuations;
•	foreign exchange controls that might prevent us from repatriating cash earned in countries outside the U.S.;
•	import and export requirements that may prevent us from shipping products or providing services to a particular market and may increase our operating costs;
•	potentially adverse tax consequences;
•	higher costs associated with doing business internationally;
•	political, social and economic instability abroad, terrorist attacks and security concerns in general;
•	reduced or varied protection for intellectual property rights in some countries; and
•	different employee/employer relationships and the existence of workers' councils and labor unions.

In addition, compliance with complex foreign and U.S. laws and regulations that apply to our international operations increases our cost of doing business in international venues and could expose us or our employees to fines and penalties. These numerous and sometimes conflicting laws and regulations include import and export requirements, content requirements, trade restrictions, tax laws, sanctions, internal and disclosure control rules, data privacy requirements, labor relations laws, U.S. laws such as the Foreign Corrupt Practices Act and local laws prohibiting corrupt payments to governmental officials. Violations of these laws and regulations could result in fines, civil and criminal penalties against us, our officers or our employees, prohibitions on the conduct of our business and damage to our reputation. Any such violations could include prohibitions on our ability to offer our products and services in one or more countries and could also materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, our business and our operating results.

Our revenues depend on key customers.

The Company’s major product lines in 2012 and 2011 were external power, internal power and industrial controls.

During 2012, 59% of revenues were derived from five customers at 47%, 4%, 3%, 3% and 2%. During 2011, 55% of revenues were derived from six customers at 41%, 4%, 3%, 3%, 2% and 2%.

At December 31, 2012, of the gross trade accounts receivable from continuing operations totaling $5,095,926, 57% was due from six customers: 37%, 8%, 3%, 3%, 3% and 3%. At December 31, 2011, of the gross trade accounts receivable from continuing operations totaling $3,819,641, 53% was due from eight customers: 21%, 9%, 7%, 5%, 4%, 3%, 2% and 2%.

There is no assurance that we will continue to maintain all of our existing key customers in the future. Should we, for any reason, discontinue our business relationship with any one of these key customers, the impact to our revenue stream would be substantial.

We rely on third party distributors to generate a substantial part of our revenue and, if we fail to expand and manage our distribution channels, our revenues could decline and our growth prospects could suffer.

We derive a substantial portion of our revenues from sales of our electronic component products through distributors and we expect that sales through these distributors will represent a substantial portion of our revenues for the foreseeable future. Our ability to expand our distribution channels depends in part on our ability to educate our distributors about our products, which are complex. Many of our distributors have established relationships with our competitors. If our distributors choose to place greater emphasis on products and services of their own or those offered by our competitors, our ability to grow our business and sell our products may be adversely affected. If our distributors do not effectively market and sell our products, or if they fail to meet the needs of our customers, then our ability to grow our business and sell our products may be adversely affected. The loss of one or more of our larger distributors, who may cease marketing our products with limited or no notice and our possible inability to replace them, could adversely affect our sales. Our failure to recruit additional distributors or any reduction or delay in their sales of our products or conflicts between distributor sales and our direct sales and marketing activities could materially and adversely affect our results of operations.

We are a relatively small specialty component and solutions business and face formidable competition.

We define our specialty solutions business into three categories: PSU (power supply units) that includes our Novum digital power and Solus advanced power; Test and Measurement equipment that includes our Vergence GasPT2; and Components including our AMT modular encoder. We are a relatively small company with limited capitalization in comparison to many of our international competitors. Because of our size and capitalization, we believe that we have not yet established sufficient market awareness in the specialty electronic component and solutions business that is essential to our continued growth and success in all of our markets. We face formidable competition in every aspect of our specialty component and solutions business from other companies many of whom have greater name recognition, more resources and broader product offerings than ours.

We also expect competition to intensify in the future. For example, the market for our electronic components and our inferential natural gas monitoring device, the Vergence GasPT2, is emerging and is characterized by rapid technological change, evolving industry standards, frequent new product introductions and shortening product life cycles. Our future success in keeping pace with technological developments and achieving product acceptance depends upon our ability to enhance our current products and to continue to develop and introduce new product offerings and enhanced performance features and functionality on a timely basis at competitive prices. Our inability, for technological or other reasons, to enhance, develop, introduce or deliver compelling products in a timely manner, or at all, in response to changing market conditions, technologies or customer expectations, could have a material adverse effect on our operating results and growth prospects. Our ability to compete successfully will depend in large measure on our ability to maintain a technically skilled development and engineering staff and to adapt to technological changes and advances in the industry, including providing for the continued compatibility of our products with evolving industry standards and protocols and competitive environments.

Acquisitions could result in operating difficulties, dilution and other harmful consequences.

We continue our process of integrating recent acquisitions into our own business model and we expect to continue to evaluate and enter into discussions regarding a wide array of potential strategic transactions. These transactions could be material to our financial condition and results of operations. The process of integrating an acquired company, business or technologies may create unforeseen operating difficulties and expenditures. The areas where we face risks include:

•	implementation or remediation of controls, procedures and policies of the acquired company;
•	diversion of management time and focus from operating our business to acquisition integration challenges;
•	coordination of product, engineering and sales and marketing functions;
•	transition of operations, users and customers into our existing customs;

•	cultural challenges associated with integrating employees from the acquired company into our organization;
•	retention of employees from the businesses we acquire;
•	integration of the acquired company’s accounting, management information, human resource and other administrative systems;
•	liability for activities of the acquired company before the acquisition, including patent and trademark infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;
•	litigation or other claims in connection with the acquired company, including claims from terminated employees, customers, former shareholders, or other third parties;
•	in the case of foreign acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries;
•	failure to successfully further develop the acquired technologies; and
•	other as yet unknown risks that may impact our business.

Our failure to address these risks or other problems encountered in connection with our past or future acquisitions could cause us to fail to realize the anticipated benefits of such acquisitions incur unanticipated liabilities and harm our business generally. For example, a majority of Orbital Gas Systems Limited's revenues for each of its last two fiscal years has come from one customer. If we complete the Orbital acquisition and fail to continue to do business with Orbital's primary customer at substantially similar or greater levels than recent historical levels, our financial condition, results of operations and growth prospects would be significantly harmed.

Future acquisitions could also result in dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities or amortization expenses, write-offs of goodwill, or reductions to our tangible net worth any of which could harm our business, financial condition, results of operations and prospects. Also, the anticipated benefit of many of our acquisitions may not materialize.

We will need to grow our organization and we may encounter difficulties in managing this growth.

As of December 31, 2012, the Company, together with its consolidated subsidiaries, had sixty-two full-time and seven part-time employees. If we acquire Orbital we will have approximately one hundred thirty-nine full-time employees and seven part-time employees. We expect to experience significant growth in the number of our employees and the scope of our operations. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Also, our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. Due to our limited resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel, which may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. The physical expansion of our operations may lead to significant costs and may divert financial resources from other projects, such as the development of new products. If our management is unable to effectively manage our expected growth, our expenses may increase more than expected, our ability to generate or increase our revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize new products including the Vergence GasPT2, Novum digital power and Solus advanced power and compete effectively will depend, in part, on our ability to effectively manage any future growth.

Our operating results will vary over time and such fluctuations could cause the market price of our common stock to decline.

Our operating results may fluctuate significantly due to a variety of factors, many of which are outside of our control. Because revenues for any future period are not predictable with any significant degree of certainty, you should not rely on our past results as an indication of our future performance. If our revenues or operating results fall below the expectations of investors or securities analysts or below any estimates we may provide to the market, the price of our common shares would likely decline substantially. Factors that could cause our operating results and stock price to fluctuate include:

•	varying demand for our products due to the financial and operating condition of our distributors and their customers, distributor inventory management practices and general economic conditions;
•	inability of our contract manufacturers and suppliers to meet our demand;
•	success and timing of new product introductions by us and the performance of our products generally;
•	announcements by us or our competitors regarding products, promotions or other transactions;
•	costs related to responding to government inquiries related to regulatory compliance;
•	our ability to control and reduce product costs;
•	changes in the manner in which we sell products;
•	volatility in foreign exchange rates, changes in interest rates and/or the availability and cost of financing or other working capital to our distributors and their customers; and
•	the impact of write downs of excess and obsolete inventory.

Our operating expenses will increase as we make further expenditures to enhance and expand our operations in order to support additional growth in our business and national stock market reporting and compliance obligations.

Historically, we limited our investment in operations, but in the future we expect our operations and marketing investments to increase substantially to support our anticipated growth and as a result of our recent listing on the NASDAQ Stock Market. We are making significant investments in using more professional services and expanding our operations outside the United States. We intend to make additional investments in personnel and continue to expand our operations to support anticipated growth in our business. In addition, we may determine the need in the future to build a direct sales force to market and sell our products or provide additional resources or cooperative funds to our distributors. Such changes to our existing sales model would likely result in higher selling, general and administrative expenses as a percentage of our revenues. We expect our increased investments to adversely affect operating income in the short term while providing long term benefit.

Our business depends on a strong brand and failing to maintain and enhance our brand would hurt our ability to expand our base of distributors, customers and end-users.

We believe that we have not yet established sufficient market awareness in the electronic component market. Market awareness of our capabilities and products is essential to our continued growth and our success in all of our markets. We expect the brand identity that we have developed through CUI, Vergence, GasPT2, Novum, AMT, Solus, and CUI Japan to significantly contribute to the success of our business. Maintaining and enhancing these brands and any brands we might acquire, such as Orbital Gas Systems, is critical to expanding our base of distributors, customers and end-users. If we fail to maintain and enhance our brands, or if we incur excessive expenses in this effort, our business, operating results and financial condition will be materially and adversely affected. Maintaining and enhancing our brands will depend largely on our ability to be a technology leader and continue to provide high-quality products, which we may not do successfully.

New entrants and the introduction of other distribution models in our markets may harm our competitive position.

The markets for development, distribution and sale of our products are rapidly evolving. New entrants seeking to gain market share by introducing new technology and new products may make it more difficult for us to sell our products and could create increased pricing pressure, reduced profit margins, increased sales and marketing expenses or the loss of market share or expected market share, any of which may significantly harm our business, operating results and financial condition.

Adverse conditions in the global economy and disruption of financial markets may significantly restrict our ability to generate revenues or obtain debt or equity financing.

The global economy continues to experience volatility and uncertainty and governments in many countries continue to evaluate and implement spending cuts designed to reduce budget deficits. These conditions and deficit reduction measures could reduce demand for our products and services, including through reduced government infrastructure projects, which would significantly jeopardize our ability to achieve our sales targets. These conditions could also affect our potential strategic partners, which, in turn, could make it more difficult to execute a strategic collaboration. Moreover, volatility and disruption of financial markets could limit our customers’ ability to obtain adequate financing or credit to purchase and pay for our products and services in a timely manner, or to maintain operations and result in a decrease in sales volume. General concerns about the fundamental soundness of domestic and international economies may also cause customers to reduce purchases. Changes in governmental banking, monetary and fiscal policies to restore liquidity and increase credit availability may not be effective. Economic conditions and market turbulence may also impact our suppliers’ ability to supply sufficient quantities of product components in a timely manner, which could impair our ability to fulfill sales orders. It is difficult to determine the extent of the economic and financial market problems and the many ways in which they may affect our suppliers, customers, investors and business in general. Continuation or further deterioration of these financial and macroeconomic conditions could significantly harm sales, profitability and results of operations.

Our subsidiary and certain suppliers are in Japan and located in areas subject to natural disasters or other events that could stop us from having our products made or shipped or could result in a substantial delay in our production or development activities.

We have research, development and manufacturing resources in Japan. The risk of earthquakes, typhoons and other natural disasters in this geographic area is significant due to the proximity of major earthquake fault lines. Despite precautions taken by us and our third-party providers, over which we have no control, a natural disaster or other unanticipated problems at our location in Japan or a third-party provider could cause interruptions in the products that we provide. Earthquakes, fire, flooding or other natural disasters could result in the disruption of our development, manufacturing, assembly, testing or shipping capacity. Any disruption resulting from these events could cause significant delays in product development or shipments of our products until we are able to shift our development, manufacturing, assembly or testing from the affected contractor to another third party vendor or our research and development activities to another location. We cannot assure you that alternative capacity could be obtained on favorable terms, if at all.

Defects in our products could harm our reputation and business.

Our electronic products are complex and have contained and may contain undetected defects or errors, especially when first introduced or when new versions are released. Defects in our products may lead to product returns and require us to implement design changes or updates.

Any defects or errors in our electronic products, or the perception of such defects or errors, could result in:

•	expenditure of significant financial and product development resources in efforts to analyze, correct, eliminate or work around errors or defects;
•	loss of existing or potential customers or distributors;
•	delayed or lost revenue;
•	delay or failure to attain market acceptance;

•	delay in the development or release of new products or services;
•	negative publicity, which will harm our reputation; warranty claims against us, which could result in an increase in our provision for doubtful accounts;
•	an increase in collection cycles for accounts receivable or the expense and risk of litigation; and
•	harm to our results of operations.

We and our contract manufacturers purchase some components, subassemblies and products from a limited number of suppliers. The loss of any of these suppliers may substantially disrupt our ability to obtain orders and fulfill sales as we design and qualify new components.

We rely on third party components and technology to build and operate our products and we rely on our contract manufacturers to obtain the components, subassemblies and products necessary for the manufacture of our products. Shortages in components that we use in our products are possible and our ability to predict the availability of such components is limited. If shortages occur in the future, as they have in the past, our business, operating results and financial condition would be materially adversely affected. Unpredictable price increases of such components due to market demand may occur. While components and supplies are generally available from a variety of sources, we and our contract manufacturers currently depend on a single or limited number of suppliers for several components for our products. If our suppliers of these components or technology were to enter into exclusive relationships with other providers of electronic components or were to discontinue providing such components and technology to us and we were unable to replace them cost effectively, or at all, our ability to provide our products would be impaired. Therefore, we may be unable to meet customer demand for our products, which would have a material adverse effect on our business, operating results and financial condition.

We depend on key personnel and will need to recruit new personnel as our business grows.

As a small company, our future success depends in a large part upon the continued service of key members of our senior management team who are critical to the overall management of CUI Global and our subsidiary companies, CUI, Inc. and CUI Japan (formerly Comex Instruments, Ltd.), including our intended acquisition of Orbital Gas Systems Limited, as well as the development of our technologies, our business culture and our strategic direction. The loss of any of our management or key personnel could seriously harm our business and we do not maintain any key-person life insurance policies on the lives of these critical individuals.

If we are successful in expanding our product and customer base, we will need to add additional key personnel as our business continues to grow. If we cannot attract and retain enough qualified and skilled staff, the growth of the business may be limited. Our ability to provide services to customers and expand our business depends, in part, on our ability to attract and retain staff with professional experiences that are relevant to technology development and other functions the Company performs. Competition for personnel with these skills is intense. We may not be able to recruit or retain the caliber of staff required to carry out essential functions at the pace necessary to sustain or expand our business.

We believe our future success will depend in part on the following:

•	the continued employment and performance of our senior management;
•	our ability to retain and motivate our officers and key employees; and
•	our ability to identify, attract, hire, train, retain and motivate other highly skilled technical, managerial, marketing, sales and customer service personnel.

Risks Related to Our Intellectual Property and Technology

If we fail to protect our intellectual property rights adequately, our ability to compete effectively or to defend ourselves from litigation could be impaired.

We rely primarily on patent, copyright, trademark and trade secret laws, as well as confidentiality and non-disclosure agreements and other methods, to protect our proprietary technologies and know-how. Given the costs of obtaining patent protection, we may choose not to protect certain innovations that later turn out to be important. Furthermore, there is always the possibility, despite our efforts, that the scope of the protection gained will be insufficient or that an issued patent may be deemed invalid or unenforceable. We license a significant amount of our underlying intellectual property from third parties, i. e., AMT Encoder Technology, Novum Digital Point of Load Technology, Solus Advanced Power Topology Technology and Vergence GasPT2 Technology. The loss of our rights as a licensee under any of these or future technology licensing arrangements, or the exclusivity provisions of these agreements, could have a material adverse impact upon our financial position and results of operations.

Monitoring unauthorized use of our intellectual property is difficult and costly. Unauthorized use of our intellectual property may occur in the future without our knowledge. The steps we have taken may not prevent unauthorized use of our intellectual property. Further, we may not be able to detect unauthorized use of, or take appropriate steps to enforce our intellectual property rights. Our competitors may also independently develop similar technology. Our failure to effectively protect our intellectual property could reduce the value of our technology in licensing arrangements or in cross-licensing negotiations and could impair our ability to compete. Any failure by us to meaningfully protect our intellectual property could result in competitors offering products that incorporate our most technologically advanced features, which could seriously reduce demand for our products.

We may in the future need to initiate infringement claims or litigation. Litigation, whether we are a plaintiff or a defendant, can be expensive and time-consuming and may divert the efforts of our technical staff and managerial personnel, which could result in lower revenues and higher expenses, whether or not such litigation results in a determination favorable to us.

Confidentiality agreements with employees and others may not adequately prevent disclosure of our trade secrets and other proprietary information.

We have devoted substantial resources to the development of our proprietary technology and trade secrets. In order to protect our proprietary technology and trade secrets, we rely in part on confidentiality agreements with our key employees, licensees, independent contractors and other advisors. These agreements may not effectively prevent disclosure of our trade secrets and may not provide an adequate remedy in the event of unauthorized disclosure of our trade secrets. We may have difficulty enforcing our rights to our proprietary technology and trade secrets, which could have a material adverse effect on our business, operating results and financial condition. In addition, others may independently discover trade secrets and proprietary information and in such cases we could not assert any trade secret rights against such parties. Costly and time consuming litigation could be necessary to determine and enforce the scope of our proprietary rights and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

If a third party asserts that we are infringing on its intellectual property, whether successful or not, it could subject us to costly and time-consuming litigation and our business may be adversely affected.

The technology industry is characterized by the existence of a large number of patents, trademarks and copyrights and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. Third parties may assert patent and other intellectual property infringement claims against us or the parties from whom we license our technological rights in the form of lawsuits, letters or other forms of communication. These claims, whether or not successful, could:

•	divert management’s attention;
•	result in costly and time-consuming litigation;
•	require us to enter into royalty or licensing agreements, which may not be available on acceptable terms, or at all; and
•	require us to redesign our products to avoid infringement.

As a result, any third-party intellectual property claims against us could increase our expenses and adversely affect our business. Even if we have not infringed any third parties’ intellectual property rights, we cannot be sure our legal defenses will be successful and even if we are successful in defending against such claims, our legal defense could require significant financial resources and management time. Finally, if a third party successfully asserts a claim that our products infringe its proprietary rights, royalty or licensing agreements might not be available on terms we find acceptable or at all and we may be required to pay significant monetary damages to such third party.

If our contract manufacturers do not respect our intellectual property and trade secrets, our business, operating results and financial condition could be materially adversely affected.

Because most of our contract manufacturers operate outside the United States, where prosecution of intellectual property infringement and trade secret theft is more difficult than in the United States, certain of our contract manufacturers, their affiliates, their other customers or their suppliers may attempt to use our intellectual property and trade secrets to manufacture our products for themselves or others without our knowledge. Although we attempt to enter into agreements with our manufacturers to preclude them from using our intellectual property and trade secrets, we may be unsuccessful in monitoring and enforcing our intellectual property rights. Although we take steps to stop counterfeits, we may not be successful and customers who purchase these counterfeit goods may have a bad experience and our brand may be harmed. If such an impermissible use of our intellectual property or trade secrets were to occur, our ability to sell our products at competitive prices and to be the sole provider of our products may be adversely affected and our business, operating results and financial condition could be materially and adversely affected.

Risks Related to Our Common Stock

Our common stock price may be volatile, which could result in substantial losses for individual shareholders.

The market price for the Company’s common stock is volatile and subject to wide fluctuations in response to factors, including the following, some of which are beyond our control, which means our market price could be depressed and could impair our ability to raise capital:

•	actual or anticipated variations in our quarterly operating results;
•	announcements of technological innovations or new products or services by the Company or our competitors;
•	conditions or trends relating to our inferential natural gas monitoring device or electromechanical component technologies;
•	changes in the economic performance and/or market valuations of other electromechanical, electronic component and industrial controls related companies;
•	conditions or trends relating to the marketing, sale or distribution of electromechanical components and industrial controls to OEM manufacturing customers;
•	changes in the economic performance and/or market valuations of other inferential natural gas monitoring device or electromechanical components and industrial electronic component related companies;
•	additions or departures of key personnel;
•	fluctuations of the stock market as a whole;
•	announcements about our earnings that are not in line with expectations;
•	announcements by our competitors of their earnings that are not in line with expectations;
•	the volume of shares of common stock available for public sale;
•	sales of stock by us or by our shareholders;
•	short sales, hedging and other derivative transactions on shares of our common stock;
•	our ability to retain existing customers, attract new customers and satisfy our customers’ requirements;
•	general economic conditions;
•	changes in our pricing policies;

•	our ability to expand our business;
•	the effectiveness of our personnel;
•	new product and service introductions;
•	technical difficulties or interruptions in our services;
•	the timing of additional investments in our products;
•	regulatory compliance costs;
•	costs associated with future acquisitions of technologies and businesses; and
•	extraordinary expenses such as litigation or other dispute-related settlement payments.

These factors may materially and adversely affect the market price of our common stock, regardless of our performance. In addition, the stock market in general and the market for technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our actual operating performance. Additionally, because our stock is thinly trading, there is a disparity between the bid and the asked price that may not be indicative of the stock’s true value.

Offers or availability for sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

Sales of a significant number of shares of our common stock in the public market could harm the market price of our common stock and make it more difficult for us to raise funds through future offerings of common stock. Upon the effectiveness of the registration statement of which this prospectus forms a part, 8,400,000 shares of our common stock will become freely tradable. In addition, approximately 8,636,820 shares of our common stock were freely tradable prior to the effective date of this registration statement. As these shares and as additional shares of our common stock become available for resale in the public market, the supply of our common stock will increase, which could decrease the price of our common stock.

We have never paid dividends on our common stock and do not expect to pay any in the foreseeable future.

Potential purchasers should not expect to receive a return on their investment in the form of dividends on our common stock. The Company has never paid cash dividends on its common stock and the Company does not expect to pay dividends in the foreseeable future.

We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Our payment of any future dividends will be at the discretion of our board of directors after taking into account various factors, including but not limited to our financial condition, operating results, cash needs, growth plans and the terms of any credit agreements that we may be a party to at the time. Our ability to pay dividends on our common stock is limited by our existing line of credit, and may be further restricted by the terms of any of our future debt or preferred securities. Accordingly, investors must rely on sales of their own common stock after price appreciation, which may never occur, as the only way to realize their investment. Investors seeking cash dividends should not purchase shares.

There is a limited public trading market for our common stock so you may not be able to resell your stock and may not be able to turn your investment into cash.

Our common stock is currently traded on the NASDAQ Stock Market under the trading symbol “CUI”. Our shares of common stock are thinly traded. Due to the illiquidity, the market price may not accurately reflect our relative value. There can be no assurance that there will be an active market for our shares of common stock either now or in the future. Because our common stock is thinly traded, a large block of shares traded can lead to a dramatic fluctuation in the share price and investors may not be able to liquidate their investment in us at all or at a price that reflects the value of the business.

Risks Relating to Shareholder Rights

Our board of directors has the authority, without shareholder approval, to issue preferred stock with terms that may not be beneficial to existing common shareholders and with the ability to affect adversely shareholder voting power and perpetuate their control over us.

Although we do not have any preferred stock outstanding presently, our Articles of Incorporation allow us to issue shares of preferred stock without any vote or further action by our shareholders. Our board of directors has the authority to issue preferred stock without further shareholder approval, including large blocks of preferred stock as well as the authority to fix and determine the relative rights and preferences of preferred stock. As a result, our board of directors could authorize the issuance of a series of preferred stock that would grant to holders the preferred right to our assets upon liquidation, the right to receive dividend payments before dividends are distributed to the holders of common stock or other preferred shareholders and the right to the redemption of the shares, together with a premium, prior to the redemption of our common stock.

Preferred stock could be used to dilute a potential hostile acquirer. Accordingly, any future issuance of preferred stock or any rights to purchase preferred shares may have the effect of making it more difficult for a third party to acquire control of us. This may delay, defer or prevent a change of control or an unsolicited acquisition proposal. The issuance of preferred stock also could decrease the amount of earnings attributable to and assets available for distribution to, the holders of our common stock and could adversely affect the rights and powers, including voting rights, of the holders of our common stock and preferred stock.

Our Articles of Incorporation limits director liability, thereby making it difficult to bring any action against them for breach of fiduciary duty.

The Company is a Colorado corporation. As permitted by Colorado law, the Company's Articles of Incorporation limits the liability of directors to the Company or its shareholders for monetary damages for breach of a director's fiduciary duty, with certain exceptions. These provisions may discourage shareholders from bringing suit against a director for breach of fiduciary duty and may reduce the likelihood of derivative litigation brought by shareholders on behalf of the Company against a director.

Our charter documents and outstanding note to IED, Inc. may inhibit a takeover that shareholders consider favorable.

Provisions of our Articles of Incorporation and Bylaws may delay or discourage transactions involving an actual or potential change in control of the Company, including transactions in which shareholders might otherwise receive a premium for their shares, or transactions that our shareholders might otherwise deem to be in their best interests.
These provisions:

•	provide that the authorized number of directors may be changed by resolution of the board of directors;
•	provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum; and
•	do not provide for cumulative voting rights.

Our operating subsidiary, CUI, Inc. (formerly Waytronx Holding, Inc.), also issued a note to IED, Inc. (formerly CUI, Inc.) in connection with our acquisition of CUI, Inc. The note provides that, for so long as any obligations are outstanding under the note, IED will have a right to match any bona fide offer from a third party to acquire CUI, Inc. by any means. This matching right could discourage third parties from making an offer to acquire us, which would involve indirectly acquiring CUI, Inc., or from acquiring CUI, Inc. directly, in a transaction our shareholders might find advantageous because any such offer could be matched by IED and result in the third party utilizing time and resources to formulate an offer without being able to complete a transaction.

Risks Related to Our Acquisition of Orbital Gas Systems/Vergence GasPT2 Device

As a private company, Orbital Gas Systems may not have in place a system of internal control over financial reporting that is adequate to manage that business effectively as part of a public company.

If we complete the Orbital Gas Systems acquisition, we will acquire the shares of a private company that has not previously been subject to financial reporting on the basis of U.S. GAAP, and has not been subject to periodic reporting as a public company. There can be no assurance that Orbital Gas Systems has in place a system of internal control over financial reporting that is required for public companies. Establishing, testing and maintaining an effective system of internal control over financial reporting requires significant resources and time commitments on the part of our management and our finance and accounting staff, may require additional staffing and infrastructure investments, and would increase our costs of doing business. Moreover, if we discover aspects of the Orbital Gas Systems internal controls that need improvement, we cannot be certain that our remedial measures will be effective. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could harm our operating results or increase our risk of material weakness in internal controls.

If we do not complete the Orbital Gas Systems acquisition the market price of our common stock may decline.

If we do not complete the Orbital Gas Systems acquisition, we will have incurred significant transaction costs, including an investment of a substantial amount of management time, without realizing any of the expected benefits. Moreover, our attention to the acquisition may have cost us opportunities to pursue other potentially beneficial opportunities. If we do not complete the acquisition, the market price of our common stock may decline if the current market price reflects an assumption that the acquisition will be completed.

A significant portion of our unaudited pro forma total assets consists of goodwill, which is subject to a periodic impairment analysis, and a significant impairment determination in any future period could have an adverse effect on our results of operations even without a significant loss of revenue or increase in cash expenses attributable to such period.

We will have goodwill totaling approximately $27.7 million if the acquisition is successful. We will be required to evaluate this goodwill for impairment based on the fair value of the operating business units to which this goodwill relates, at least once a year. This estimated fair value could change if we are unable to achieve operating results at the levels that have been forecasted, the market valuation of those business units decreases based on transactions involving similar companies, or there is a permanent, negative change in the market demand for the services offered by the business units. These changes could result in an impairment of the existing goodwill balance that could require a material non-cash charge to our results of operations.

Our operating results may be affected by fluctuations in foreign currency exchange rates, which may affect our operating results in U.S. dollar terms.

A portion of our revenue arises from our international operations and we anticipate that, as we grow, our revenues from international operations will increase. Revenues generated and expenses incurred by our international operations are often denominated in local currencies. As a result, our consolidated U.S. dollar financial statements are subject to fluctuations due to changes in exchange rates as revenues and expenses of our international operations are translated from local currencies into U.S. dollars. In addition, our financial results are subject to changes in exchange rates that impact the settlement of transactions. The Company does not undertake any hedges to protect against adverse foreign currency exposure.

Our gas quality inferential measurement device, Vergence GasPT2, has not gained market acceptance as rapidly as we anticipated. There is no assurance our acquisition of Orbital will accelerate sales of the Vergence GasPT2 device.

Our future financial performance and ability to commercialize the Vergence GasPT2 device and compete successfully will depend on our ability to effectively manage acceptance and introduction of our Vergence GasPT2 device in the natural gas quality inferential measurement device market. Although we have entered into agreements and letters of understanding with third parties, which could result in substantial sales of the

Vergence GasPT2 device over the next several years, there is no assurance we will sell at or near the number of units forecasted under these contracts. To date, we have deployed approximately 50 Vergence GasPT2 devices.

Several factors have and may continue to contribute to the slower than anticipated market acceptance of the Vergence GasPT2 device, such as: disruptive technologies, such as the Vergence GasPT2 device, are slow to be accepted in a mature industry, such as natural gas distribution; extensive testing and research required by large natural gas distribution customers takes an extended period of time before such potential customers place firm orders; macro-economic issues in the natural gas industry may slow or impede capital expenditures; registration, regulatory approvals, certifications and licensing requirements in foreign countries.

Our strategy has been to establish market acceptance and credibility with potential customers through a campaign of product exposure and disclosure of highly acceptable test results of recognized international testing laboratories along with industry seminars, conventions, trade shows, professional periodicals and public relations. While we believe that the base has been laid for substantial sales of our Vergence GasPT2 device over the next several years, there is no assurance that our strategy and efforts will be successful. Also, while our management is optimistic that the acquisition of Orbital will stimulate and accelerate sales of the Vergence GasPT2 device, there is no assurance that Vergence GasPT2 device sales will actually increase in the near future due to the Orbital acquisition.

The loss of any of Orbital’s key management or employees could harm Orbital’s future business prospects.

We will be dependent upon the existing management team and key employees of Orbital for the foreseeable future. Orbital currently has approximately 80 employees, who are primarily focused on engineering, sales and manufacturing. Andrew Ridge has been primarily responsible for the day-to-day operations of Orbital since 2010 and will assume the role of Managing Director of Orbital in connection with the acquisition. We intend to enter into a 3-year services agreement with Mr. Ridge on the date of the acquisition. If we do not maintain the services of Mr. Ridge or lose the services of key project or other managers, the future operating results and our ability to effectively integrate Orbital into our business may be adversely affected.

Risks Related to This Offering

We may allocate the net proceeds from this offering in ways that you and other stockholders may not approve.

We intend to use the net proceeds from this offering for the purchase of the entire issued share capital of Orbital Gas System Limited, an independent specialist gas control and instrumentation solutions provider located in the United Kingdom; pay down a portion of our existing long term debt; and working capital and general corporate purposes. Because of the number and variability of factors that will determine our use of the proceeds from this offering, their ultimate use may vary from the currently intended use. If, for any reason, we are not able to complete the acquisition of Orbital Gas Systems Limited, we may allocate the net proceeds from this offering for general corporate purposes or in ways that you may not approve. As such, our management will have discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not necessarily improve our operating results or enhance the value of our common stock. For a further description of our intended use of the proceeds of the offering, see “Use of Proceeds.”

The large number of authorized, but not issued common shares leaves an opportunity for dilution of your proportionate ownership of the company.

The Company currently has authorized 325,000,000 shares of common stock of which, as of December 31, 2012, 10,883,280 shares were issued and outstanding. The Company, presently, has no shares of preferred stock outstanding. An issuance of additional shares will have the effect of diluting the current shareholders' percentage of ownership. We may seek additional capital through a combination of private and public equity offerings, debt financings and other strategic arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. Debt financing, if available, would result in increased fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring debt, making capital expenditures or declaring dividends. If we raise additional funds through other strategic arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or grant licenses on terms that are not favorable to us.

If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our stock, the price of our stock could decline.

After listing our common stock on the NASDAQ Stock Market, we have become more visible to security and financial analysts which subject us to additional financial and legal compliance scrutiny. Such additional scrutiny could affect any research or reports that industry or financial analysts publish about us or our business which, in turn, could affect the trading price for our common stock. If one or more of the analysts who may elect to cover us downgrade their evaluations of our stock, the price of our stock could decline. If one or more of these analysts cease coverage of our Company, we could lose visibility in the market for our stock, which in turn could cause our stock price to decline.

Our ability to use U.S. net operating loss carry forwards might be limited, including as a result of this offering.

As of December 31, 2012, we had net operating loss carry forwards of approximately $20.7 million. These loss carry forwards expire in various years through the year ending December 31, 2032. To the extent these net operating loss carry forwards are available, we intend to use them to reduce the corporate income tax liability associated with our operations. Section 382 of the U.S. Internal Revenue Code generally imposes an annual limitation on the amount of net operating loss carry forwards that might be used to offset taxable income when a corporation has undergone significant changes in stock ownership. Due to changes in ownership, some of our net operating loss carry forwards might be limited. In addition, future changes in ownership, including as a result of the issuance of common stock in this offering, could further limit the availability of our net operating loss carry forwards. To the extent our use of net operating loss carry forwards is significantly limited, our income could be subject to corporate income tax earlier than it would if we were able to use net operating loss carry forwards, which could result in lower profits.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the federal securities laws, including the Private Securities Litigation Reform Act of 1995, which involve substantial risks and uncertainties. All statements contained in this prospectus other than statements of historical fact, including statements of estimated and projected revenue, margins, costs, expenditures, cash flows, growth rates, financial results, acquisition activity and prospects are forward-looking statements. You can generally identify forward-looking statements by terminology such as “may,” “could,” “should,” “expects,” “plans,” “projects,” “intends,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “pursue,” “target,” or “continue,” or the negative of these terms or other similar expressions that concern our strategy, plans or intentions, although not all forward-looking statements contain these words. We have based these forward-looking statements largely on our historical performance, our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions that we believe are reasonable, including those described in the “Risk Factors” section. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

USE OF PROCEEDS

We estimate that the net proceeds of this offering to us will be approximately $39,106,935, after deducting underwriting discounts and commissions and our estimated offering expenses.

We intend to use the net proceeds from this offering as follows: first for the £17 million (approximately $26,154,500, based on the Wall Street Journal published exchange rate as of the New York market close on April 11, 2013 of $1.5385 per pound sterling) purchase of the entire issued share capital of Orbital Gas Systems Limited, an independent specialist gas control and instrumentation solutions provider located in the United Kingdom; second, to pay down approximately $2 million of our debt incurred in connection with our May 15, 2008 acquisition of CUI, Inc., which has an interest rate of 6% per annum and matures on May 15, 2018; and the remainder of the proceeds for working capital and general corporate purposes. If we do not consummate the Orbital Gas Systems Limited acquisition, we intend to use the net proceeds of this offering for general corporate purposes, including repayment of $2 million of our existing indebtedness.

Pending the uses of proceeds as described above, we plan to invest all or a substantial portion of the net proceeds in a variety of capital preservation investments, including short and intermediate-term interest-bearing obligations, investment-grade instruments, certificates of deposit or guaranteed obligations of the United States government.

The estimated sources and uses of funds for the Orbital acquisition and the repayment of $2 million of existing debt, assuming these transactions had closed on December 31, 2012, are shown in the table below. Actual amounts will vary from estimated amounts depending on several factors:

Sources		Uses
Common stock offered hereby	$42,000,000	Purchase of Orbital	(1)	$26,154,500
		Repayment of existing indebtedness	(2)	2,000,000
		Transactions costs	(3)	2,993,065
Total sources	$42,000,000	Total uses		$31,147,565

(1)	Purchase price of £17 million, converted at $1.5385 per British pound sterling, based on the Wall Street Journal published exchange rate as of the New York market close on April 11, 2013. The U.S. dollar purchase price is subject to foreign exchange fluctuation between now and the closing of the acquisition purchase.
(2)	Indebtedness to be repaid of $2 million in aggregate principal amount of our currently outstanding note payable, bearing interest at 6.0% per annum and due May 15, 2018.
(3)	Reflects our estimate of fees and expenses associated with the Orbital Gas Systems Limited acquisition and expenses associated with this offering, including underwriter discounts and commissions.

DIVIDEND POLICY

The Company has never paid cash dividends on its common stock, and the Company does not expect to pay dividends in the foreseeable future. Our ability to pay dividends on our common stock is limited by our existing line of credit, and may be further restricted by the terms of any of our future debt or preferred securities.

We currently expect to retain future earnings to finance the growth and development of our business. The timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flows; our general financial condition and future prospects; our capital requirements and surplus; contractual restrictions; the amount of distributions, if any, received by us from our subsidiaries; and other factors deemed relevant by our board of directors. Any future dividends on our common shares would be declared by and subject to the discretion of our board of directors.

PRICE RANGE OF OUR COMMON STOCK

Our common stock began trading on the NASDAQ Stock Market under the trading symbol “CUI” on August 17, 2011. Prior to that, the our common stock was traded on the OTC Bulletin Board (OTC:BB). The following table sets forth for the quarters indicated, the high and low sales prices of our common stock on the NASDAQ Stock Market for the periods it has been listed on that exchange, and the high and low bid prices as reported by the National Quotation Bureau for the periods from January 1, 2011 through December 31, 2012. The high and low bid prices and reflect inter-dealer prices without retail mark-up, markdown or commission and may not represent actual transactions. The 2011 prices have been adjusted to account for the one for thirty (1:30) reverse split that became effective February 17, 2012.

Year	Quarter	High Bid	Low Bid
2011	First Quarter	$8.70	$5.40
	Second Quarter	$7.05	$3.90
	Third Quarter	$6.30	$2.40
	Fourth Quarter	$6.45	$3.15
2012	First Quarter	$6.90	$4.50
	Second Quarter	$7.00	$3.81
	Third Quarter	$7.48	$5.06
	Fourth Quarter	$6.40	$4.34

On April 11, 2013, the last reported sale price of our common stock on the NASDAQ Stock Market was $5.22 per share. As of April 12, 2013, we had in excess of 4,000 beneficial holders of our common stock and in excess of 2,300 shareholders of record. The actual number of shareholders is greater than this number of record holders, and includes shareholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and capitalization as of December 31, 2012:

1.	On an actual basis; and
2.	On a pro forma as adjusted basis to give effect to the Orbital Gas Systems Limited acquisition, the indebtedness we expect to repay, and the sale of 8,400,000 shares of our common stock in this offering at the offering price of $5.00, less underwriting discounts and commissions and estimated offering expenses.

This offering is not contingent upon the closing of the Orbital Gas Systems Limited acquisition. If the Orbital acquisition is not consummated, our pro forma cash and cash equivalents would have been approximately $40.1 million, the $2 million repayment towards the existing long term note payable would be completed and total capitalization would reflect the significant transaction costs we have incurred in connection with the Orbital acquisition, and this offering. If we are unable to complete the Orbital acquisition, the net proceeds of this offering may be used in the discretion of management for working capital and other general corporate purposes.

This capitalization table should be read in conjunction with our “Selected Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2012
	Actual	Pro Forma as Adjusted
Cash and cash equivalents	$3,039,840	$23,165,231
Line of credit	459,448	459,448
Long term notes payable, related party, net of current portion due	7,303,683	5,303,683
Total long term liabilities	7,303,683	5,418,361
Stockholders' equity:
Common stock, par value $0.001; 325,000,000 shares authorized; 10,883,280 shares issued and outstanding, actual and 19,283,280 shares issued and outstanding, pro forma as adjusted	10,883	19,283
Additional paid-in capital	100,947,708	140,046,243
Accumulated deficit	(76,171,822)	(76,171,822)
Accumulated other comprehensive (loss)	(24,336)	(24,336)
Total stockholders' equity	24,762,433	63,869,368
Total capitalization	$35,565,404	$92,912,408

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Presentation of Financial Information

The financial statements and other financial information in this prospectus related to the results of operations of the Orbital Gas Systems Limited business have been prepared in accordance with U.K. GAAP. U.K. GAAP differs in some material respects from U.S. GAAP, and as a result, the historical financial statements and other financial information for Orbital may not be comparable to our historical financial statements. For a discussion of material differences between U.K. GAAP and U.S. GAAP as they relate to Orbital, see Note 22 to the financial statements of Orbital Gas Systems Limited included elsewhere in this prospectus.

CUI Global, Inc.

The following tables set forth our selected consolidated financial data. The selected consolidated financial data for the years ended December 31, 2012 and 2011 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our financial statements and the related notes included elsewhere in this prospectus.

	For the Years Ended December 31,
	2012	2011
Statement of Operations Data:
Revenue	$41,084,589	$38,938,326
Operating expenses	17,356,896	14,146,366
Income (loss) from operations	(1,980,200)	658,887
Net (loss) allocable to common stockholders	(2,526,321)	(48,763)
Basic and diluted (loss) per common share	$(0.25)	$(0.01)
Other Data:
Adjusted EBITDA(1)	354,727	2,232,614
Balance Sheet Data:
Cash and cash equivalents	3,039,840	176,775
Total assets	36,723,461	31,978,491
Total liabilities	11,961,028	19,381,488
Total stockholders' equity	24,762,433	12,597,003

(1)	Adjusted EBITDA is the net (loss) allocable to common stockholders before interest expense, income taxes, equity compensation, depreciation, impairment expenses and amortization. We believe that Adjusted EBITDA is useful as an indicator of our performance. Our management uses Adjusted EBITDA, in conjunction with traditional U.S. GAAP measures, as part of our overall assessment of our performance. We use this non-U.S. GAAP measure in internal management reports used to monitor and make decisions about our business. The principal limitations of Adjusted EBITDA as a performance measure are that it excludes significant adjustments for one-time expenses and gains required under U.S. GAAP, and that our definition of Adjusted EBITDA may be different than similar-sounding non-U.S. GAAP measures used by other companies. To mitigate these limitations, we present our GAAP results along with the non-U.S. GAAP measure, reconcile Adjusted EBITDA to the net (loss) allocable to common stockholders, and recommend that investors not give undue weight to it. We believe that Adjusted EBITDA provides investors useful information by allowing them to view the business through the eyes of management.

The reconciliation of CUI Global, Inc. Adjusted EBITDA to net (loss) allocable to common stockholders, is as follows:

	For the Years Ended December 31,
	2012	2011
Net (loss) allocable to common stockholders	$(2,526,321)	$(48,763)
Provision for taxes	33,714	29,810
Impairment of intangible, trademark and trade name V-Infinity	278,428	—
Interest expense-amortization of debt offering costs and debt discount	73,333	334,747
Interest expense	575,199	918,189
Stock based compensation	1,190,081	227,867
Depreciation and amortization	730,293	770,764
Adjusted EBITDA	$354,727	$2,232,614

Orbital Gas Systems Limited

The following table sets forth selected consolidated financial information of Orbital Gas Systems Limited. You should read the following selected consolidated financial information in conjunction with the consolidated financial statements and notes thereto of Orbital included elsewhere in this prospectus.

The fiscal year of CUI Global, Inc. ends on December 31, and the fiscal year of Orbital Gas Systems Limited ends on June 30. The selected consolidated financial information presented has been derived from the audited financial statements and accompanying notes of Orbital for the years ended June 30, 2012 and 2011, prepared in accordance with U.K. GAAP and reconciled to U.S. GAAP, and the unaudited interim financial information of Orbital for the six months ended December 31, 2012 and 2011, both included elsewhere in this Prospectus, and reflects Orbital Gas Systems Limited financial information as of calendar years ended December 31, 2012 and 2011. Orbital’s historical results do not necessarily indicate results that may be expected for any future period.

For a discussion of material differences between U.K. GAAP and U.S. GAAP as they relate to Orbital Gas Systems Limited, see Note 22 to the financial statements of Orbital Gas Systems Limited included elsewhere in this prospectus.

For converting the fiscal year statements of operations amounts related to Orbital, the following average exchange rates published by Oanda Corporation: $1.5768 average per British pound sterling for the six months January to June 2012, $1.5926 average per British pound sterling for the six months July to December 2012, $1.6160 average per British pound sterling for the six months January to June 2011 and $1.5919 average for the British pound sterling for the six months July to December 2011. The amounts included on the balance sheets related to Orbital were converted, based on the following exchange rates published by Oanda Corporation: $1.6153 per British pound sterling at December 31, 2012 and $1.5453 per British pound sterling at December 31, 2011.

	For the Years Ended December 31,
	2012	2011
Statement of Operations Data:
Revenue	$23,017,544	$23,360,136
Operating expenses	6,659,995	6,506,305
Income from operations	3,986,581	2,066,153
Net income	3,087,720	1,759,462
Other Data:
EBITDA(1)	$4,212,413	$2,222,043
Balance Sheet Data:
Cash and cash equivalents	$9,172,956
Total assets	14,606,492
Total debt, including current portion	8,123,624
Total stockholders' equity	6,482,868

(1)	EBITDA is net income before interest expense, income taxes, depreciation and, amortization. We believe that EBITDA is useful as an indicator of ongoing operating performance. Our management uses EBITDA, in conjunction with traditional U.S. GAAP measures, as part of the overall assessment of performance. We use this non-U.S. GAAP measure in internal management reports used to monitor and make decisions about our business. To mitigate these limitations, we present Orbital’s U.S. GAAP results along with the non-U.S. GAAP measure, reconcile EBITDA to net income, and recommend that investors not give undue weight to it. We believe that EBITDA provides investors useful information by allowing them to view the business through the eyes of management, facilitating comparison of results across historical periods and across companies, and providing a focus on the underlying operating performance of the business.

The reconciliation of Orbital Gas Systems Limited EBITDA to net income, is as follows:

	For the Years Ended December 31,
	2012	2011
Net income	$3,087,720	$1,759,462
Provision for taxes	938,940	320,445
Interest expense	9,715	2,613
Depreciation and amortization	176,038	139,523
EBITDA	$4,212,413	$2,222,043

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On March 3, 2013, we agreed to acquire Orbital Gas Systems Limited (“Orbital”) for £17 million, which based on the Wall Street Journal published exchange rate as of the New York market close on April 11, 2013 of $1.5385 per pound sterling, is $26,154,500 (subject to foreign exchange rate fluctuations). The acquisition includes all of Orbital’s issued and outstanding shares. We anticipate that this acquisition will be consummated during the second quarter of 2013. Although we have entered into a share purchase agreement in connection with the proposed Orbital acquisition, we cannot guarantee when, or whether, the acquisition will be completed. The share purchase agreement contains a number of important conditions that must be satisfied before we can complete the acquisition.

The unaudited pro forma financial information has been compiled from underlying audited financial statements of Orbital Gas Systems Limited prepared in accordance with U.K. GAAP and reconciled to U.S. GAAP for the purpose of such presentation, and the unaudited interim financial information of Orbital for the six months ended December 31, 2012 and December 31, 2011.

The unaudited pro forma condensed combined financial information combine the historical consolidated statements of operations of CUI Global, Inc., giving effect to (a) the completion of the Orbital acquisition, (b) the sale of 8,400,000 shares of our common stock in this offering at the offering price of $5.00 per share, less underwriting discounts and commissions and estimated offering expenses, and (c) the application of the proceeds from this offering, in each case as if they occurred on January 1, 2011 for income statement purposes and December 31, 2012 for balance sheet purposes. The unaudited pro forma condensed combined information should be read in conjunction with the accompanying notes to the unaudited pro forma condensed combined financial information, the historical financial statements of CUI Global, Inc. and Orbital Gas Systems Limited and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” all of which are included elsewhere in this prospectus.

The Orbital Gas Systems Limited acquisition will be treated as a purchase by CUI Global, Inc., with CUI Global, Inc. acquiring the entity. The unaudited pro forma condensed combined financial information will differ from our final acquisition accounting for a number of reasons, including the fact that our purchase price allocation and estimates of fair value are preliminary and subject to change when our formal valuation and other studies are finalized, fluctuation in foreign exchange rates impacting the agreed upon purchase price, and variation in the actual proceeds and expenses associated with this offering. Additionally, changes in Orbital’s working capital, including the results of operations from December 31, 2012 through the date the acquisition is completed, will change the amount of goodwill. The differences that will occur between the preliminary estimates and the final acquisition accounting could have a material impact on the accompanying unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is presented for informational purposes only. It has been prepared in accordance with the regulations of the SEC and is not necessarily indicative of what our financial position or results of operations actually would have been had we completed the Orbital acquisition at the dates indicated, nor does it purport to project the future financial position or operating results of the combined company. The unaudited pro forma condensed combined statement of operations does not reflect any revenue or cost savings from synergies that may be achieved with respect to the combined companies.

The fiscal year of CUI Global, Inc. ends on December 31, and the fiscal year of Orbital Gas Systems Limited ends on June 30. The unaudited pro forma condensed combined financial information presented herein combines the results of operations of CUI Global for the years ended December 31, 2012 and 2011 with the results of operations of Orbital for the years ended December 31, 2012 and 2011, utilizing Orbital’s audited results of operations for the years ended June 30, 2012 and 2011, prepared in accordance with U.K. GAAP and reconciled to U.S. GAAP, and Orbital’s interim period results for the six months ended December 31, 2012 and 2011.

CUI Global has incurred, and will continue to incur, certain non-recurring expenses in connection with the Orbital acquisition. These expenses are currently estimated to be less than $100,000. In addition CUI Global estimates the fees and expenses of approximately $373,065 in connection with this offering, excluding underwriter discounts and commissions. These estimated expenses are reflected in the unaudited pro forma condensed combined balance sheet as of December 31, 2012 and 2011, as an adjustment to cash and equity, but are not reflected in the unaudited pro forma condensed combined statements of operations for the years ended December 31, 2012 and 2011, as they are not expected to have a continuing impact on operations.

Unaudited Pro Forma Condensed Combined Balance Sheet

	As of December 31, 2012
	CUI Global, Inc.	Orbital Gas Systems Limited(a)	Pro Forma Adjustments		Pro Forma Consolidated(a)
Current assets:
Cash and cash equivalents	$3,039,840	$9,172,956	$10,952,435	(b)	$23,165,231
Trade receivables, net	4,965,926	3,388,744	(100,000	)(c)	8,254,670
Inventory, net	4,843,905	873,892	—		5,717,797
Prepaid expenses and other	378,885	—	—		378,885
Total current assets	13,228,556	13,435,592	10,852,435		37,516,583
					—
Property, plant and equipment, net	1,016,219	1,170,900	—		2,187,119
					—
Other assets:					—
Investment – equity method	258,244	—	—		258,244
Other intangible assets, net	8,618,524	—	5,000,000	(d)	13,618,524

Deposits and other	11,360	—	—		11,360
Notes receivable, net	501,422	—	—		501,422
Debt offering costs, net	42,778	—	—		42,778
Goodwill	13,046,358	—	14,671,632	(d)	27,717,990
Total other assets	22,478,686	—	19,671,632		42,150,318
Total assets	$36,723,461	$14,606,492	$30,524,067		$81,854,020
Liabilities and stockholders' equity:
Current liabilities:					—
Accounts payable	$2,496,881	$1,886,735	$(100,000	)(c)	$4,283,616
Line of credit	459,448	—	—		459,448
Accrued expenses	1,142,839	5,562,197	—		6,705,036
Accrued compensation	186,636	14,537	—		201,173
Unearned revenue	371,541	545,477	—		917,018
Total current liabilities	4,657,345	8,008,946	(100,000)		12,566,291
Long term leases payable	—	69,017	—		69,017
Deferred tax liabilities	—	45,661	—		45,661
Long term note payable, related party, net of current portion due	7,303,683	—	(2,000,000	)(e)	5,303,683
Total long term liabilities	7,303,683	114,678	(2,000,000)		5,418,361
Total liabilities	11,961,028	8,123,624	(2,100,000)		17,984,652
Commitments and contingencies Total stockholders' equity	24,762,433	6,482,868	39,106,935	(f)	63,869,368
			(6,482,868	)(g)

Total liabilities and stockholders' equity	$36,723,461	$14,606,492	$30,524,067		$81,854,020

See accompanying notes to unaudited pro forma condensed combined financial information.

Unaudited Pro Forma Condensed Combined Statement of Operations

	For the Year Ended December 31, 2012
	CUI Global, Inc.	Orbital Gas Systems Limited	Pro Forma Adjustments		Pro Forma Consolidated
Total revenue	$41,084,589	$23,017,544	$(120,000) h		$63,981,573
			(560	)(i)
Cost of revenues	25,707,893	12,370,968	(120,000	)(h)	37,958,861
Gross profit	15,376,696	10,646,576	—		26,022,712
Operating expenses:
Selling, general and administrative	16,221,373	6,659,995	(560	)(i)	22,930,808
		50,000 (k)
Research and development	791,332	—	—		791,332
Bad debt	65,763	—	—		65,763
Impairment of intangible, trademark and trade name V-Infinity	278,428	—	—		278,428
Total operating expenses	17,356,896	6,659,995	49,440		24,066,331
Income (loss) from continuing operations	(1,980,200)	3,986,581	(49,440)		1,956,381
Other income (expense):
Other income	95,069	50,057	—		145,126
Other expense	(18,567)	(263)	—		(18,830)
Earnings from equity investment	59,623	—	—		59,623
Interest expense – amortization of debt offering costs and debt discount	(73,333)	—	—		(73,333)
Interest expense	(575,199)	(9,715)	—		(584,914)
Total other income (expense), net	(512,407)	40,079	—		(472,328)
Income (loss) from continuing operations before taxes	(2,492,607)	4,026,660	(49,440)		1,484,053
Provision for taxes	33,714	938,940	—		972,654
Consolidated net income (loss)	$(2,526,321)	$3,087,720	$(49,440)		$511,399
Earnings per share:
Basic	$(0.25)				$0.03
Diluted	$(0.25)				$0.03
Shares used to compute earnings per share:
Basic	10,175,989		8,400,000		18,575,989
Diluted	10,175,989		8,400,953		18,576,942

See accompanying notes to unaudited pro forma condensed combined financial information.

	For the Year Ended December 31, 2011
	CUI Global, Inc.	Orbital Gas Systems Limited	Pro Forma Adjustments		Pro Forma Consolidated
Total revenue	$38,938,326	$23,360,136	$(26,637	)(j)	$62,271,825
Cost of revenues	24,133,073	14,787,678	(22,000	)(j)	38,898,751
Gross profit	14,805,253	8,572,458	(4,637)		23,373,074
Operating expenses:
Selling, general and administrative	13,347,853	6,506,305	(4,637	)(j)	19,899,521
		50,000 (k)
Research and development	716,321	—	—		716,321
Bad debt	82,192	—	—		82,192
Total operating expenses	14,146,366	6,506,305	45,363		20,698,034
Income from continuing operations	658,887	2,066,153	(50,000)		2,675,040
Other income (expense):
Other income	53,657	17,316	—		70,973
Other expense	(38,678)	(949)	—		(39,627)
Gain on sale of technology rights	143,636	—	—		143,636
Earnings from equity investment	41,472	—	—		41,472
Interest expense – amortization of debt offering costs and debt discount	(334,747)	—	—		(334,747)
Interest expense	(918,189)	(2,613)	—		(920,802)
Total other income (expense), net	(1,052,849)	13,754	—		(1,039,095)
Income (loss) from continuing operations before taxes	(393,962)	2,079,907	(50,000)		1,635,945
Provision for taxes	29,810	320,445	—		350,255
Consolidated income (loss) from continuing operations	$(423,772)	$1,759,462	$(50,000)		$1,285,690
Income (loss) from discontinued operations:
(Loss) from discontinued operations	$(160,153)	$—	$—		$(160,153)
Gain on divestment of Comex Electronics	603,034	—	—		603,034
Net income from discontinued operations	$442,881	$—	$—		$442,881
Consolidated Net income	$19,109	$1,759,462	$(50,000)		$1,728,571
Less: Net income from discontinued operations – noncontrolling interest	$67,872	$—			$67,872
Net income (loss) allocable to common stockholders	$(48,763)	$1,759,462	$(50,000)		$1,660,699
Earnings per share:
Basic	$(0.01)				$0.11
Diluted	$(0.01)				$0.11
Shares used to compute earnings per share:
Basic	7,249,180		8,400,000		15,649,180
Diluted	7,249,180		8,417,951		15,667,131

See accompanying notes to unaudited pro forma condensed combined financial information.

Notes to Unaudited Pro Forma Condensed Combined Financial Information for CUI Global, Inc. and Orbital Gas Systems Limited

1.	Description of Transaction

On March 3, 2013, we agreed to acquire the Orbital Gas Systems Limited business by purchasing its entire issued share capital for £17 million, which based on the Wall Street Journal published exchange rate as of the New York market close on April 11, 2013 of $1.5385 per pound sterling, is $26,154,500, subject to possible closing adjustments and foreign currency fluctuations. The acquisition includes all of Orbital’s operations, which are located in the United Kingdom. We expect that this acquisition will be consummated in during the second quarter of 2013.

2.	Basis of Presentation

The unaudited pro forma condensed combined financial information has been compiled from underlying audited financial statements of Orbital Gas Systems Limited prepared in accordance with U.K. GAAP and reconciled to U.S. GAAP for the purpose of such presentation, and the unaudited interim financial information of Orbital for the six months ended December 31, 2012 and December 31, 2011.

The unaudited pro forma condensed combined financial information combine the historical consolidated statements of operations of CUI Global, Inc., giving effect to (a) the completion of the Orbital acquisition, (b) the sale of 8,400,000 shares of our common stock in this offering at the offering price of $5.00 per share, less underwriting discounts and commissions and estimated offering expenses, and (c) the application of the proceeds from this offering, in each case as if they occurred on January 1, 2011 for income statement purposes and December 31, 2012 for balance sheet purposes. The unaudited pro forma condensed combined financial information should be read in conjunction with these notes to the unaudited pro forma condensed combined financial information, the historical financial statements of CUI Global, Inc. and Orbital Gas Systems Limited and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” all of which are included elsewhere in this prospectus.

The Orbital Gas Systems Limited acquisition will be treated as a purchase by CUI Global, Inc., with CUI Global, Inc. acquiring the entity. The unaudited pro forma condensed combined financial information will differ from our final acquisition accounting for a number of reasons, including the fact that our purchase price allocation and estimates of fair value are preliminary and subject to change when our formal valuation and other studies are finalized, fluctuation in foreign exchange rates impacting the agreed upon purchase price, and variation in the actual proceeds and expenses associated with this offering. Additionally, changes in Orbital’s working capital, including the results of operations from December 31, 2012 through the date the acquisition is completed, will change the amount of goodwill. The differences that will occur between the preliminary estimates and the final acquisition accounting could have a material impact on the accompanying unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is presented for informational purposes only. It has been prepared in accordance with the regulations of the SEC and is not necessarily indicative of what our financial position or results of operations actually would have been had we completed the Orbital acquisition at the dates indicated, nor does it purport to project the future financial position or operating results of the combined companies. The unaudited pro forma condensed combined statement of operations does not reflect any revenue or cost savings from synergies that may be achieved with respect to the combined companies.

The fiscal year of CUI Global, Inc. ends on December 31, and the fiscal year of Orbital Gas Systems Limited ends on June 30. The unaudited pro forma condensed combined financial information presented herein combines the results of operations of CUI Global for the years ended December 31, 2012 and 2011 with the results of operations of Orbital for the years ended December 31, 2012 and 2011, utilizing Orbital’s audited results of operations for the years ended June 30, 2012 and 2011 and Orbital’s unaudited interim period results for the six months ended December 31, 2012 and December 31, 2011.

For the unaudited pro forma condensed combined balances, the purchase price of £17 million, which based on the Wall Street Journal published exchange rate as of the New York market close on April 11, 2013 of $1.5385 per pound sterling, is $26,154,500, subject to possible closing adjustments and foreign currency fluctuations, has been allocated to the fair values of assets and liabilities acquired as of December 31, 2012. The allocation of the purchase price is preliminary, pending the completion of various analyses and the finalization of estimates. An appraisal will be performed to assist management in determining the fair value of acquired assets and liabilities, including identifiable intangible assets, in order to allocate the estimated $19,671,632 to goodwill and identifiable intangible assets. The final purchase price allocation may result in a materially different allocation than that presented in this unaudited pro forma condensed combined financial information.

Cash and cash equivalents	$9,172,956
Trade receivables	3,388,744
Inventory	873,892
Property, plant and equipment	1,170,900
Intangible, technology	500,000
Intangible, customer relationships	1,500,000
Intangible, trademark and trade name	3,000,000
Goodwill	14,671,632
Assumed liabilities	8,123,624
Purchase price	$26,154,500

Identifiable intangible assets:  The intangible, technology is expected to be treated as a finite lived asset based upon initial review of Orbital’s business, with an estimated 10 year amortization life. Customer relationships are expected to be treated as a infinite lived asset based upon the initial review of Orbital’s customer history, thus they will not be amortized. Trademark and trade name intangibles will not be amortized as they are deemed to have indefinite useful lives. Intangibles will be reviewed for impairment at least annually (more frequently if certain indicators are present). In the event that management determines that the value of an intangible asset has become impaired, an accounting charge for the amount of impairment during the fiscal quarter in which the determination is made will be recognized.

Goodwill:  Goodwill represents the excess of the purchase price over the fair value of the underlying net tangible and intangible assets. Goodwill will not be amortized, but instead will be tested for impairment at least annually (more frequently if certain indicators are present). In the event that management determines that the value of goodwill has become impaired, an accounting charge for the amount of impairment during the fiscal quarter in which the determination is made will be recognized.

3. Accounting Principles

Upon completion of the acquisition, CUI Global will review Orbital’s accounting policies. As a result of that review it may become necessary to adjust the combined entity’s financial statements to conform to those accounting policies that are determined to be more appropriate for the combined entity. The unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

4. Pro Forma Adjustments

The following are the descriptions of the unaudited pro forma condensed combined balance sheet and statement of operations adjustments:

(a)	The unaudited pro forma condensed combined balance sheet combines the audited historical consolidated balance sheet of CUI Global as of December 31, 2012 and the unaudited historical consolidated balance sheet of Orbital as of December 31, 2012 and gives effect to the acquisition as if it had been completed on December 31, 2012. CUI Global’s fiscal year end is December 31, and Orbital’s fiscal year end is June 30. Accordingly, the unaudited historical results of Orbital for the year ended December 31, 2012, is derived from the audited historical results for the year ended June 30, 2012 less the unaudited six months ended December 31, 2011 plus the unaudited six months ended December 31, 2012. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2012 combines the audited results of CUI Global for the fiscal year ended December 31, 2012 and the unaudited results of Orbital for the twelve months ended December 31, 2012 and gives effect to the acquisition as if it had been completed on January 1, 2012.

Where applicable, the amounts in the following tables related to the acquisition price are converted from British pound sterling to U.S. dollars based on the Wall Street Journal published exchange rate as of the New York market close on April 11, 2013 of $1.5385 per British pound sterling. For converting the fiscal year statements of operations amounts related to Orbital, the following average exchange rates published by Oanda Corporation: $1.5768 average per British pound sterling for the six months January to June 2012, $1.5926 average per British pound sterling for the six months July to December 2012, $1.6160 average per British pound sterling for the six months January to June 2011 and $1.5919 average for the British pound sterling for the six months July to December 2011. The amounts included on the balance sheets related to Orbital were converted, based on the following exchange rates published by Oanda Corporation, $1.6153 per British pound sterling at December 31, 2012 and $1.5453 per British pound sterling at December 31, 2011.

(b)	Net change in cash relates to the estimated net proceeds from the offering of $39,106,935, after deducting underwriting discounts and commissions and estimated offering expenses, less the purchase price of Orbital of $26,154,500, less the $2,000,000 repayment of note payable.
(c)	Adjustment to remove intercompany trade receivable and accounts payable balances of $100,000 existing prior to acquisition.
(d)	Adjustment representing the allocation of the purchase price in excess of the tangible assets. The allocation of the purchase price is preliminary pending the completion of various analyses and the finalization of estimates. An appraisal will be performed to assist management in determining the fair value of acquired assets and liabilities, including identifiable intangible assets, in order to allocate the estimated $19,671,632 to goodwill and identifiable intangible assets as follows: $500,000 to intangible, technology, $1,500,000 to intangible, customer relationships, $3,000,000 to intangible, trademark and trade name, and $14,671,632 to goodwill. The final purchase price allocation may result in a materially different allocation that that presented in this unaudited pro forma condensed combined financial information.
(e)	Adjustment representing the $2,000,000 repayment of long term note payable to be completed following the offering.
(f)	We intend to use the net proceeds of this offering to fund the purchase price of the Orbital Gas Systems Limited acquisition, repay $2,000,000 of long term note payable and provide funds for ongoing operating and investing activities. Net proceeds from this offering are anticipated to be $39,106,935, after deducting underwriting discounts and commissions and estimated offering expenses.
(g)	Elimination of historical Orbital Gas Systems Limited balances related to equity.
(h)	Entry to eliminate sales and related cost of revenues activity between CUI and Orbital of $120,000.
(i)	Entry to eliminate sales and related selling, general and administrative expense activity between CUI and Orbital of $560.
(j)	Entry to eliminate sales of $26,637, cost of revenues of $22,000, and selling, general and administrative expense of $4,637 activities between CUI and Orbital.
(k)	Entry to recognize the estimated amortization for each of the presented periods assuming amortization of the intangible, technology over the estimated 10 year life.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Important Note about Forward-Looking Statements

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled “Selected Financial Data” and our audited financial statements and related notes appearing elsewhere in this prospectus. Our actual results could differ materially from those anticipated in the forward-looking statements included in this discussion as a result of certain factors, including, but not limited to, those discussed in “Risk Factors” and “Special Note Regarding Forward-Looking Statements” included elsewhere in this prospectus.

Financial Impact of the Orbital Gas Systems Limited Acquisition

The Orbital Gas Systems Limited acquisition will be accounted for as a purchase. As a result, the excess of the purchase price over net assets acquired and liabilities assumed is recorded as goodwill. Purchase price allocated to property, including inventory, equipment, trade names and other identifiable intangible assets acquired, will result in an increase in the cost of sales and depreciation and amortization expense with respect to Orbital Gas Systems Limited following the consummation of the Orbital Gas Systems Limited acquisition. The amount of depreciation and amortization will be based on the amount of the purchase price allocated and the estimated useful lives of the respective assets. See “Unaudited Pro Forma Condensed Combined Financial Information.”

We also expect to incur certain non-recurring expenses in connection with the consummation of the Orbital acquisition, including this offering. We currently estimate these expenses to be approximately $473,065. Although we do not have any cost savings initiatives planned in connection with the acquisition, we may opportunistically take actions from time to time that will result in material cost or operating synergies as a result of acquiring Orbital. In turn, we may also incur corresponding restructuring and other non-recurring charges that would impact net income in the periods in which they are taken. No assurances can be given as to timing or that we will be able to achieve any cost or operating synergies as a result of the acquisition, or that the corresponding restructuring and other non-recurring charges will not be greater than expected.

We believe the Orbital acquisition will significantly increase our presence in the natural gas industry. Pro forma for the year ended 2012, 64% of our net sales would have been from our CUI Power Supply Units, Electronic Components, and Test and Measurement product lines, excluding Vergence GasPT2 revenues, and 36% of our net sales would have been from Orbital’s systems integration related revenues, including the Vergence GasPT2. Pro forma for the year ended 2011, 63% of our net sales would have been from our CUI Power Supply Units, Electronic Components, and Test and Measurement product lines, excluding Vergence GasPT2 revenues, and 37% of our net sales would have been from Orbital’s systems integration related revenues, including the Vergence GasPT2. With the addition of Orbital, we expect our Adjusted EBITDA and net income to improve. Our pro forma Adjusted EBITDA for the years ended December 31, 2012 and 2011 would have been $4,567,140 and $4,454,657. This in turn, is expected to also increase our net income and earnings per share. We expect to invest in Orbital to maintain the current infrastructure and to increase capacity to meet the demand of existing and new customers.

Overview

CUI Global, Inc. is dedicated to maximizing shareholder value through the acquisition, development and commercialization of innovative companies and technologies. From its GasPT2 platform targeting the energy sector, to its subsidiary CUI, Inc.'s digital power platform targeting the networking and telecommunications industries, CUI Global has built a diversified portfolio of industry leading technologies that touch many markets.

In May 2008, CUI Global formed a wholly owned subsidiary that acquired the assets of CUI, Inc., a technology company dedicated to the development, commercialization and distribution of new, innovative electro-mechanical products. Over the past 20 years, CUI has become a recognized name in electronic components worldwide in the areas of power, interconnect, motion control, and sound. In that time, the Company has been able to leverage many long-standing relationships in Asia to create a flexible, responsive business model that ultimately benefits CUI customers. Today, the Company believes its technology platforms, including Novum Advanced Power, Solus Power Topology and AMT Capacitive Encoders, will position CUI, Inc. to be a global leader in the fields of power electronics and motion control. Through the acquisition of CUI, Inc., the Company obtained 352,589 common shares of Test Products International, Inc. (“TPI”), a provider of handheld test and measurement equipment, representing an 11.54% interest in TPI.

In July 2009, CUI Global acquired, as a wholly owned subsidiary, Comex Instruments, Ltd., now known as CUI Japan, and 49% of Comex Electronics Ltd. Both companies are Japanese based providers of electronic components. Effective July 1, 2011, CUI Global entered into an agreement to convey its 49% ownership interest in Comex Electronics to the owners of the remaining 51% who are the original founders and were the original owners of Comex Instruments, for $617,975 in the form of a five year note receivable bearing interest at 4% per annum. As of December 31, 2012, the Comex Electronics note receivable was current in accordance with the agreed terms. The operations of CUI Japan are not affected by this divestment. As such, the operations of Comex Electronics are reported as discontinued operations for the current and comparable periods. CUI Global will continue to maintain its 100% ownership of CUI Japan.

For the years ended December 31, 2012 and 2011, the Company has identified a single operating segment based on the activities of the Company in accordance with the ASC 280-10-50-1 for which the operating results are regularly reviewed by the Company’s chief operating decision makers.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that have a significant impact on the results the Company will report in the Company's financial statements. Some of the Company's accounting policies require the Company to make difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Actual results may differ from these estimates under different assumptions or conditions.

Long-Lived Assets

Long-lived assets and certain identifiable assets related to those assets are periodically reviewed for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recoverable. In performing the review for recoverability, the future cash flows expected to result from the use of the asset and its eventual disposition are estimated. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized as the excess of the carrying amount over the fair value. Otherwise, an impairment loss is not recognized. Management estimates the fair value and the estimated future cash flows expected. Any changes in these estimates could impact whether there was impairment and the amount of the impairment. There were $278,428 and $0 of impairment expenses recorded by the Company in 2012 and 2011.

Stock-Based Compensation

The Company accounts for stock based compensation using FASB Accounting Standards Codification No. 718 (“FASB ASC 718”), “Compensation — Stock Compensation.” FASB ASC No. 718 requires the fair value of all stock-based employee compensation awarded to employees to be recorded as an expense over the related vesting period. The statement also requires the recognition of compensation expense for the fair value of any unvested stock option awards outstanding at the date of adoption. Employee stock compensation is recorded at fair value using the Black Scholes Pricing Model. The underlying assumptions used in the Black Scholes Pricing Model by the Company are taken from publicly available sources, including: volatility is calculated using historic stock price information from online finance websites such as Google Finance and Yahoo Finance; the stock price on the date of grant is obtained from online finance websites such as those previously noted; appropriate discount rates are obtained from the United States Federal Reserve economic research and data website; and other inputs are determined based on previous experience and related estimates. See Note 13 of Notes to Consolidated Financial Statements, Stock-Based Employee Compensation for additional disclosure and discussion of the employee stock plan and activity.

Common stock, stock options and common stock warrants issued to other than employees or directors are recorded on the basis of their fair value, as required by FASB ASC 505, which is measured as of the date required by FASB ASC 505, “Equity — Based Payments to Non-Employees.” In accordance with FASB ASC 505, the stock options or common stock warrants are valued using the Black-Scholes option pricing model on the basis of the market price of the underlying common stock on the “valuation date,” which for options and warrants related to contracts that have substantial disincentives to non-performance is the date of the contract, and for all other contracts is the vesting date. Expense related to the options and warrants is recognized on a straight-line basis over the shorter of the period over which services are to be received or the vesting period. Where expense must be recognized prior to a valuation date, the expense is computed under the Black-Scholes option pricing model on the basis of the market price of the underlying common stock at the end of the period, and any subsequent changes in the market price of the underlying common stock up through the valuation date is reflected in the expense recorded in the subsequent period in which that change occurs.

Revenue Recognition

The recognition of the Company’s revenues requires judgment, including whether a sale includes multiple elements and, if so, whether vendor-specific objective evidence (VSOE) of fair value exists for those elements. Customers may receive certain elements of our products over a period of time. These elements could include licensing rights to manufacture and sell our proprietary patent protected products. The ability to identify VSOE for those elements and the fair value of the respective elements could materially impact the amount of earned and unearned revenue. The Company does not have any history as to the costs expected to be incurred in granting licensing rights relating to its products. Therefore, revenues may be recorded that are not in proportion to the costs expected to be incurred in performing these services.

Liquidity and Capital Resources

General

The Company's cash and cash equivalents balance at December 31, 2012 was $3,039,840. During the years ended December 31, 2012 and December 31, 2011, operations and investment activities have been funded through cash from operations, proceeds from sales of equity and warrant exercises, and borrowings from financial institutions. Historically, the Company has not generated sufficient revenues from operations to self-fund its capital and operating requirements. Following the equity raises closed in 2012 and subsequent reductions of debt coupled with the continued improvement in the Company's operations, management believes the Company has sufficient resources and that it is generating significant revenues that it expects will provide the Company with the ability to self-fund its capital and operating requirements. If that is not possible, the Company will seek additional working capital from funding that will primarily include equity and debt placements.

Cash from Operations

Operating activities generated negative cash flow of $1,803,659 during the year ended December 31, 2012 as compared with positive cash flow of $860,705 during the prior year ended. This decrease is primarily the result of a larger net loss attributable to CUI Global, Inc. in 2012 of $2,526,321 which included increased sales related travel for CUI, Inc. to manage third party sales representatives, reach new customers, maintain existing customers, and promote new product lines including Novum and Solus, professional fees expenses related to engineering support, testing fees and travel expenses related to the Vergence GasPT2 product as the Company increased the Vergence GasPT2 exposure to customers in North America, parts of Europe and elsewhere, increased expenses associated with being a public company, such as filing services and fees, professional fees, and listing fees among others, increased advertising costs for company products, increased commissions to third party sales representatives related to the increase in sales, increased expenses associated with the growth in operations at CUI Japan, operating costs associated with the newer technologies Novum and Solus and the overall growth of the business in relation to revenues. Additional factors impacting the cash from operations include increases in trade accounts receivable, inventory, accounts payable and unearned revenue of $1,337,048, $1,290,794, $382,852, and $300,786, respectively, and decreases in prepaid expenses and other current assets of $280,917. The increase in trade accounts receivable is largely attributed to the increased revenues in the fourth quarter of 2012, $11,890,762, as compared to $8,790,698 during the same period in 2011. The increase in inventory is primarily related to the inventory on hand associated with the increased back log of customer orders at December 31, 2012 of $14,149,352 as compared with $9,244,748 at

December 31, 2011 and increased inventory of GasPT2 units on hand at year end to prevent potential shortages in 2013 associated with manufacturing and calibration lead times. The increase in accounts payable is associated with the increase in inventory levels and fourth quarter activity during 2012 as well as timing in relation to payment terms with vendors. The increase in unearned revenue is related to an increase in the accrual for potential returns from customers and deposits received from customers for orders that have not been fulfilled as of December 31, 2012. The decrease in prepaid expenses and other current assets is primarily related to decreases in prepayments for inventory purchases as compared to the prior year, which will vary based on the products purchased and the vendors utilized.

During 2012 and 2011, the Company used stock and warrants as a form of payment to certain vendors, consultants and employees. For 2012 and 2011, respectively, the Company recorded a total of $1,190,081 and $227,867 for compensation and services expense including amortization of deferred compensation related to equity given, or to be given, to employees and consultants for services provided. The large increase in 2012 is attributable to increased stock compensation issued for stock issued to consultants for strategic investor marketing services, employee stock compensation and options expenses.

During 2012, CUI Global recorded two significant non-cash entries — $73,333 of non-cash interest expense, including amortization of debt offering costs and $278,428 for the impairment of intangible, trademark and trade name V-Infinity. The intangible, trademark and trade name V-Infinity was determined to have a finite life and an impaired value during 2012. As a result of this evaluation and the impairment, management determined the trademark and trade name, V-Infinity, no longer has an indefinite life and will, instead, be amortized over the estimated remaining useful life of 5 years. During 2011, the Company recorded one significant non-cash entry — $334,747 of non-cash interest expense, including amortization of debt offering costs. The decrease in the non-cash interest expense, including amortization of debt offering costs is the result of the completion in mid-year 2011 of the amortization of the beneficial interest associated with debts from the CUI, Inc. acquisition offset by an increase in the amortization of debt issuance costs associated with the Wells Fargo debts.

During 2012 the Company had no cash flows from discontinued operating activities whereas in 2011, the Company had positive cash flow from discontinued operations of $22,141.

As the Company continues to focus on technology development and product line additions during 2013, it will continue to fund research and development together with related sales and marketing efforts for its technology platforms including the Vergence GasPT2, Novum Advanced Power, Solus Power Topology, AMT Capacitive Encoders and its other electromechanical products.

Capital Expenditures and Investments

During the years ended 2012 and 2011, the Company invested $685,269 and $422,970, respectively, in fixed assets. Among the larger investments in fixed assets were additions to equipment and software for engineering and research and development, tooling for manufacturing, and regular computer equipment and software upgrades for office personnel. The Company anticipates further investment in fixed assets during 2013 in support of its on-going business and continued development of product lines and technologies.

The Company invested $0 and $6,646, respectively, in patent costs during 2012 and 2011. The Company expects its investment in patent costs will continue throughout 2013 as it invests in patents to protect the rights to use its product and technology developments.

The Company invested $80,343 and $37,418, respectively in other intangible assets during 2012 and 2011. The 2012 investments were related to the new CUI Inc. website. The 2011 investments were related to the new CUI Global and CUI Japan websites. The Company’s websites are utilized to communicate with our investors, customers, vendors and other stakeholders. The Company expects its investment in other intangible assets may continue throughout 2013.

During 2012 and 2011, CUI Global had proceeds from notes receivable of $46,808 and $63,506, respectively.

Also during 2012 and 2011, the Company received proceeds of $0 and $425,000, respectively, from the sale of technology rights. The 2011 proceeds of $425,000 were in relation to the sale of our WayCool and WayFast patent portfolio to Olantra Fund X LLC.

There were no cash flows in 2012 associated with discontinued investing activities. For the year ended December 31, 2011, there was $195,278 provided by discontinued investing activities.

Financing activities

During 2012, the Company received proceeds of $13,532,285 from the sales of common stock, net of offering costs and from the exercise of warrants, $1,069,452 of payments were made against the demand notes payable, $4,000,000 of payments were made against the term note with the Business Credit division of Wells Fargo Capital Finance, Wells Fargo Bank, N.A., $3,000,000 was paid against the principal balance of the IED related party note payable associated with the acquisition of CUI Inc., and $35,000 was utilized to repay a related party convertible note payable owed to an officer of the Company.

Included in these equity financing transactions were the following items, discussed in greater detail in Note 8 of Notes to Consolidated Financial Statements, Stockholders’ Equity included elsewhere in this prospectus:

•	During February 2012, the issued and outstanding shares of the Company’s common stock, $0.001 par value, were reverse split at a ratio of one for thirty (1:30) as a part of our plan to up-list our common stock on to the NASDAQ Stock Market.
•	During February 2012 our Form S-1 registration statement became effective that allowed us to sell 2,222,222 shares of common stock to our underwriter. We received $8,913,302 in net proceeds from this sale after related costs for this transaction.
•	Our Form S-1 registration statement included 333,333 shares of common stock that were sold in March 2012 to our underwriter pursuant to the over-allotment provision of our underwriting contract. We received $1,387,499 in net proceeds from this sale after related costs for this transaction.
•	Also in March 2012, pursuant to stock purchase agreement, we sold to seven investors a total of 570,000 shares of common stock at $4.50 per share. We received $2,253,008 in net proceeds from this sale after related costs for this transaction.
•	During March 2012, a warrant holder exercised 10,071 warrants he previously received in relation to a note provided to the Company which has since been paid in full. The Company received $3,021 from this transaction.
•	During June and July 2012, we sold 234,332 shares of common stock to nine investors at $4.50 per share pursuant to stock purchase agreements with net proceeds of $975,455 after related costs for this transaction.
•	During 2011, $50,000 of proceeds was received from the exercise of warrants and options.
•	In February 2011, two former employees exercised options for 269 shares of common stock.
•	In April 2011, a director exercised a warrant for 23,333 shares of common stock.
•	In May 2011, an owner of 10% of the voting rights attached to outstanding shares exercised a warrant for 133,333 shares of common stock.
•	Also in May 2011, an investor exercised a warrant for 10,000 shares of common stock.
•	CUI Global may raise additional capital needed to fund the further development and marketing of its products as well as payment of its debt obligations.

Financing activities — related party activity

During 2012, a short term convertible loan from July 2011 of $35,000, with interest accrued at 6% per annum, convertible at $5.10 per common share, was repaid to a CUI Global officer. There was no beneficial conversion on the convertible note as the conversion price was equal to the fair value on the date of grant.

Pursuant to a September 1, 2010 agreement with the holder of the $14,000,000 promissory note, IED, Inc., the Company paid $492,508 of the principal balance during the first quarter of 2011. The revised terms set the interest rate at 6% per annum with monthly interest payments and a May 15, 2018 balloon payment. Please see Note 9 of Notes to Consolidated Financial Statements, Related Party Transactions and Note 5 of Notes to Consolidated Financial Statements, Notes Payable, Related Parties, included in our audited financial statements elsewhere in this prospectus for further discussion of this transaction. During 2012 and 2011, $3,468,221 and $1,110,809, respectively, in principal and interest payments were made in relation to the promissory notes issued to related party, IED, Inc. The 2012 payment utilized $3,000,000 from the equity sale proceeds for the repayment of principal. The 2011 payment included a note receivable balance of $192,508 held by CUI Global that was conveyed to IED, Inc. and applied towards the promissory note balance in accordance with a settlement agreement.

Recap of liquidity and capital resources

During 2012, the Company continued to improve its financial strength with the equity raise in early 2012 and the significant reductions in debt, combined with the continued growth of revenues. As a result of the financing activities completed in 2012, management believes the Company has sufficient resources and is generating sufficient revenues to fund operations and meet its short term working capital requirements for the next twelve months. As of December 31, 2012 the Company had an accumulated deficit of $76,171,822. As of December 31, 2012, the Company had cash and cash equivalents of $3,039,840 and an unused availability under the asset based line of credit of $3,119,857 (available borrowing capacity of $3,579,305 less outstanding borrowings of $459,448). The Company may seek to raise additional capital for the continued development and commercialization of its various technology product lines, as well as to retire debt.

As of December 31, 2012 CUI, Inc. maintained a revolving working capital line of credit with the Business Credit division of Wells Fargo Capital Finance, part of Wells Fargo Bank, National Association (NYSE: WFC), granting borrowings of up to $4,000,000 with interest payable monthly at the Daily Three Month LIBOR plus 3.25% (3.56% at December 31, 2012). At December 31, 2012, there was an outstanding balance of $459,448 on this line of credit.

The Company expects revenues to help cover the operating and other expenses. If revenues and cash on hand are not sufficient to cover all operating and other expenses, additional funding may be required. There is no assurance the Company will be able to raise such additional capital. Any failure to generate product sales in the expected time frame or to raise additional capital, if needed, will have a material adverse effect on the Company.

Off-Balance Sheet Arrangements

As of December 31, 2012 the Company had no off-balance sheet arrangements.

Results of Operations

The accompanying financial statements reflect the operations of the Company for the fiscal years ended December 31, 2012 and 2011.

Revenue

During the year ended 2012, revenue was $41,084,589 and $38,938,326 for 2011. The growth in 2012 from 2011 is primarily due to management’s decision to continue to push smaller sales through the distribution sales channel and focus on larger value direct sales through CUI, Inc. as well as the continued expansion of CUI’s product offering and further penetration in the Japanese market through CUI Japan. This change resulted in a 4.7% decrease in the total number of customer sales orders processed, while total revenue increased $2,146,263, or 5.5% for the year.

The Company introduced 207 new products during the year ended 2012. The continued product expansion and moving smaller sales through the distribution channel is expected to continue to result in revenue growth in future periods as CUI’s sales group and support staff continues to reach new customers, further expand relationships with existing customers and while the Company introduces new products in efforts to have CUI products designed into new projects.

Revenue for the year ended December 31, 2012 is comprised of $39,802,620 from CUI products, $1,228,430 from CUI Japan products and $53,539 from freight. The revenue for the year ended December 31, 2011 is comprised of $38,366,403 from CUI products, $511,295 from CUI Japan products and $60,628 for freight.

During 2012, 59% of revenues were derived from five customers at 47%, 4%, 3%, 3% and 2%. During 2011, 55% of revenues were derived from six customers at 41%, 4%, 3%, 3%, 2% and 2%. The Company’s major product lines in 2012 and 2011 were external power, internal power and industrial controls.

Cost of revenue

Cost of revenue for the year ended December 31, 2012 and 2011 was $25,707,893 and $24,133,073, respectively. The significant increase during 2012 compared to the prior year is primarily the result of the overall growth in sales. As a percentage of sales, the cost of revenue remained relatively consistent at 62.5% for 2012 compared with 62.0% in 2011.

Selling, General and Administrative Expenses

Selling, General and Administrative (SG&A) expenses include such items as wages, consulting, general office expenses, business promotion expenses and public company costs, including legal and accounting fees, insurance and investor relations.

SG&A expenses increased to $16,221,373 for the year ended December 31, 2012 from $13,347,853 for the same period during 2011. This increase of $2,873,520 is primarily the result of an increase of $616,695 of stock compensation expense for issuances to consultants related to strategic investor marketing services, an increase of $400,290 for public relations related expenses including travel, supplies, conferences, meetings and cash expenses for strategic investor marketing services, $371,574 increase in sales related travel for CUI, Inc. related sales activity to manage third party sales representatives, reach new customers, maintain existing customers, and promote new product lines including Novum and Solus, $298,600 of stock compensation expenses for issuances to officers and employees as bonuses for achieving corporate goals, $242,352 increase in expenses associated with professional fees related to engineering support, testing fees and travel expenses related to the Vergence GasPT2 product as the Company increased the Vergence GasPT2 exposure to customers in North America, parts of Europe and elsewhere, $177,039 increase in depreciation and amortization associated with investments in capital assets as well as the amortization of the intangible, trademark and trade name V-Infinity which began in 2012, an increase of $130,206 in costs associated with being a public company such as filing services and fees, professional fees, and listing fees among others, increase in costs associated with an increase in advertising costs for Company products of $34,666, increased commissions to third party sales representatives related to the increase in sales, growth in operations at CUI Japan associated with the increase revenues, operating costs associated with the newer technologies Novum and Solus and the overall growth of the business in relation to revenues. The total dollar amount of SG&A as a percentage of total revenue increased to 39.5% for 2012 as compared to 34.3% in 2011.

The Company anticipates the amount of its sales and marketing expenditures and general and administrative expenses will further increase in 2013 as the Company continues to grow its revenues, launches its second distributor for the CUI, Inc. product lines during 2013, continues to work to penetrate the market with its newer product lines including Vergence, Novum and Solus as well as seeks to continue to further its technology offerings. However, management expects the SG&A as a percentage of total revenue to decrease in 2013 as the Company continues to increase total revenue, particularly as the Vergence GasPT2 product line gains traction in the market place in conjunction with reductions in stock compensation expenses for issuances to consultants in 2013.

Research and Development

The research and development costs are related to the various technologies for which CUI Global has acquired licensing rights or is developing internally. The expenditures for research and development have been directed primarily towards the further development of Novum Advanced Power technologies including digital POLs and the Solus Topology, AMT Capacitive Encoders and towards the development of the Vergence GasPT2. Research and development costs were $791,332 and $716,321 for the year ended December 31, 2012 and 2011, respectively. The Company expects that 2013 research and development expenses will be consistent with 2012 as the Company continues to expand its product offering and technologies due to market acceptance and customer integration.

Impairment Loss

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset exceeds its fair value and may not be recoverable. In performing the review for recoverability, the future cash flows expected to result from the use of the asset and its eventual disposition are estimated. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized as the excess of the carrying amount over the fair value. Otherwise, an impairment loss is not recognized. Management estimates the fair value and the estimated future cash flows expected. Any changes in these estimates could impact whether there was impairment and the amount of the impairment. There were $278,428 and $0 of impairment expenses recorded by the Company in 2012 and 2011.

Bad Debt

Bad debt expense decreased to $65,763 for the year ended December 31, 2012 from $82,192 for the same period ended 2011. The bad debt expense for both 2012 and 2011 represents less than 1/2% of total revenues. The bad debt expense for both periods relates to miscellaneous receivables which the Company has either recorded an allowance for doubtful collections of the receivable or for which the Company has determined the balance to be uncollectible.

Other Income

During the years ended 2012 and 2011, the Company had other income of $95,069 and $53,657, respectively. Other income for the year ended December 31, 2012, consisted of $49,475 of foreign exchange gain, $30,620 of interest income, $12,000 of rental income, $2,636 of other income and of $338 in bad debt recoveries. Other income for the year ended December 31, 2011, consisted of $18,688 in bad debt recoveries, $17,592 for interest income, $15,103 of foreign exchange gain and $2,274 in other income.

Investment Income

The Company recognized investment income on equity investment in an affiliate of $59,623 for the year ended December 31, 2012 as compared with $41,472 for the same period ended 2011.

Financing Fees

During 2012, the Company incurred financing fees associated with the equity raises of $1,590,259. These fees were offset against Additional Paid in Capital in relation to the equity proceeds. During 2011, the Company did not incur financing fees.

Non-cash interest expense, amortization of beneficial conversion value, amortization of debt offering costs, warrant related debt discounts debt and amortization of warrant related debt discount

The Company recorded an expense of $73,333 and $334,747 during 2012 and 2011, respectively, for non-cash interest expenses, including amortization of debt offering costs. The decrease in this expense is primarily associated with the completion in 2011 of the amortization of the discounts on debt related to the CUI Inc. acquisition in 2008.

Interest Expense

The Company incurred $575,199 and $918,189 of interest expense during 2012 and 2011, respectively. Interest expense is for interest on the secured and unsecured convertible notes, secured and unsecured promissory notes, and bank working capital loans and term loans. The Company was able to reduce debts during 2012 through utilizing the proceeds from the sales of equity to repay the $4,000,000 term note with Wells Fargo, $3,000,000 towards the IED, Inc. note payable, $35,000 on the related party convertible note payable, and reduce the demand notes payable on the Wells Fargo Line of Credit by $1,069,452 which all contributed to the decrease in interest expenses for the year.

Income (loss) from Discontinued Operations

For the year ended December 31, 2012, there was no activity related to discontinued operations.

During 2011, CUI Global recognized a loss from the discontinued operations of Comex Electronics of $160,153, a gain on the divestment of Comex Electronics of $603,034 in discontinued operations, and a net income from discontinued operations of $442,881.

Consolidated Net Loss

The Company had a net loss of $2,526,321 for the year ended December 31, 2012 as compared to a net profit of $19,109 for the year ended December 31, 2011. The decrease is primarily the result of the following items discussed in the above sections: an increase in total revenues of $2,146,263, an increase in cost of revenues of $1,574,820, an increase in selling, general and administrative expenses of $2,873,520, no gain on the sale of technology rights in 2012 as compared to a gain of $143,636 in 2011, a decrease in amortization of debt offering costs, a decrease in interest expense of $261,414, decreased interest expense of $342,990 and the full year in 2012 without the losses incurred in relation to the operations of Comex Electronics divested in 2011 or the associated gain on the divestment of $603,034.

Recent Accounting Pronouncements

In June, 2011, the FASB issued Accounting Standards Update (“ASU”) No. 2011-05, which amends ASC Topic 220, Comprehensive Income. Under the amendment, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. This ASU eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The amendments in this ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The amendments in this ASU have been applied retrospectively.

In December 2011, FASB issued ASU 2011-11, Balance Sheet — Disclosures about Offsetting Assets and Liabilities” to enhance disclosure requirements relating to the offsetting of assets and liabilities on an entity's balance sheet. The update requires enhanced disclosures regarding assets and liabilities that are presented net or gross in the statement of financial position when the right of offset exists, or that are subject to an enforceable master netting arrangement. The new disclosure requirements relating to this update are retrospective and effective for annual and interim periods beginning on or after January 1, 2013. The update only requires additional disclosures, as such, the adoption of this standard did not have a material impact on our results of operations, cash flows or financial condition.

In July 2012, the FASB issued updated guidance on the periodic testing of indefinite-lived intangible assets, other than goodwill, for impairment. This updated guidance will allow companies the option to first assess qualitative factors to determine if it is more-likely-than-not that an indefinite-lived intangible asset might be impaired and whether it is necessary to perform the quantitative impairment test required under current accounting standards. This guidance is applicable for reporting periods beginning after September 15, 2012. This updated guidance did not have a material impact on our results of operations, cash flows or financial condition.

DESCRIPTION OF BUSINESS

WHO WE ARE

We are a specialized provider of power management and other electromechanical components for electronic devices and equipment. We offer both standardized products and customized solutions to our customer base, which includes a number of well-known industrial and technology companies. Our product portfolio is extensive, and we are dedicated to, and focused on growing it further by acquiring, developing, and commercializing innovative electronic technologies and products.

We have more than 24 years of experience in the electronics industry. We use that experience to identify and acquire or license forward-looking, market-ready technologies. Small product engineering firms, individual entrepreneurs, and a variety of other sources comprise our potential pool of acquisition targets and technology licensing partners. These entities often possess exciting technologies, but lack the necessary manufacturing, distribution, and financial resources to commercialize their ideas. We possess these capabilities and can serve as a value-added partner in commercialization, developing supplier-customer relationships, and providing liquidity to the technology owner. We believe we have a track record of acquiring, or licensing, and then commercializing advanced, market-ready technologies due to our management team’s history of doing so, as well as to the marketing, sales, research and development and engineering resources that we are willing to dedicate to commercializing new products.

After we identify potential market-ready technologies, we put considerable effort into our due diligence process to verify that demand for the technology exists, that the technology will have synergies with our diverse product portfolio, and that the technology will achieve its intended design capabilities when integrated into our customers’ products. If we are successful in completing an acquisition, we assign a team of engineers, market specialists, and sales executives to implement our commercialization strategy. Our “end-to-end” strategy incorporates branding; conducting market and product surveys to determine demand, the potential customer base, and the target geographic and end markets; and identifying appropriate commercialization partners. We utilize contract manufacturers located in mainland China, Japan, South Korea, Taiwan, and the United Kingdom for production.

Our current platform is focused on three primary market segments:

•	Power Supply Units. Our power supply units products include our embedded and external industrial power supplies, as well as our Novum Advanced Power and Solus Power Topology brands. Novum products, which consist of digital power modules, offer customers in the networking and telecommunications industries cost-saving programmable power chips. Solus products enhance the Novum line capabilities by providing a more efficient power supply source that is scalable to serve numerous customer needs. Our internal and external power products and related component sales accounted for approximately 88% of our revenues during our fiscal year ended December 31, 2012;
•	Electronic Components. Our electronic components products include a variety of proprietary motion control devices. We focus on the original equipment manufacturer (“OEM”) market and attempt to provide higher levels of support, customer service and a constantly expanding product line in order to further differentiate ourselves from our competitors; and
•	Test and Measurement. Our test and measurement products include probes and other test devices, as well as our inferential gas metering technology, the GasPT2 device, which we have branded under the name Vergence.

We conduct our operations globally, and as of December 31, 2012 we had sixty-two full-time and seven part-time employees located in the United States and Japan. We utilize a hybrid marketing strategy that incorporates both direct and third-party sales channels. Our customer base is diverse and consists of smaller customers, a broad group of OEM customers and several industrial technology conglomerates. Further, we have a significant customer and channel partner relationship with Digi-Key Corporation (“Digi-Key”), an authorized distributor of electronic components for more than 550 industry suppliers. As a percentage of our total gross revenues, sales to Digi-Key were approximately 47% and 41% as of December 31, 2012 and December 31, 2011, respectively. Digi-Key sells our product to thousands of customers globally.

OUR MARKETS AND OUR OPPORTUNITY

Power Supply Units

We offer a portfolio of both commoditized and emerging power supply units for networking and telecommunications related applications. The market for our products evolves in response to technological innovations and corresponding changes in our customers’ requirements for their product offerings. These changes occur rapidly. Thus, although our historic business was a commoditized electromechanical parts distribution business, in recent years, we have focused our business on the acquisition or licensing, development, and commercialization of new and innovative technologies and products in order to better serve our customer base.

Our Novum and Solus lines are our newest and most exciting power supply products and are marketed primarily to networking and telecommunications companies. Earning design wins from OEMs in these sectors is extremely important and competitive, and the design cycle often lasts between 18 and 24 months. OEMs typically conduct a partial product line redesign every nine months, creating a recurring revenue opportunity for component suppliers like ourselves. Once an OEM grants a supplier a design win, however, the test period for future designs decreases significantly, and it is often difficult to displace incumbent suppliers without offering a product that significantly improves or outperforms existing technologies. We have received positive industry and customer feedback regarding our Novum and Solus lines, and we believe that major OEM product revamps will offer us the opportunity to potentially displace our competitors. Our products are intended to serve the following vital functions for our customers’ end-products: enhanced design flexibility, size reductions, power efficiency improvements, greater power density, reduced electro-magnetic interference, faster transient response, reduced power output and quicker turn-on times.

According to IMS Research, an independent provider of market research and consultancy to the global electronics industry, the total global market for digital power components is expected to quadruple to $15 billion between 2012 and 2017. As we gain traction in these product lines and capture OEM design wins, we believe our power supply units will continue to be a significant source of our revenue.

Electronic Components

The market for electronic components, like the market for power management devices, is driven by the needs of our OEM customers, as well as increases in the functionality of the end-products in which our components are used. Other key factors driving innovation include product size reduction, cost reduction, time to market, energy efficiency, and reliability. We offer a variety of buzzers, connectors, encoders, microphones, speakers, and thermal management solutions for products such as home theater equipment, insulin machines and defibrillators. While the breadth of our electronic component portfolio is extensive, we are focused on operating as a niche provider of high-quality products.

Our AMT modular encoder, a device that is used in motion control systems, allows for breakthroughs in selectable resolution, shaft-adaptation and convenient mounting solutions to bring ease of installation, installed component reduction and economies of scale in purchasing. AMT has been awarded several design wins from motion control OEMs that offer a wide range of products, including cash machines and other robotic devices.

Test and Measurement

We believe our most significant opportunity exists in our test and measurement technology line, specifically for our inferential gas metering technology, the GasPT2 device, which we currently market under the Vergence brand name. The GasPT2 device is a low-cost, and we believe a highly disruptive, solution to measuring natural gas quality in pipelines and in stationary gas turbines that are used for power generation and industrial machine drives.

Natural gas quality is typically tested at pipeline interchanges, off-takes, and delivery points (together, “test sites”). Standard quality test practices utilize large, expensive gas chromatograph systems to analyze energy content. Given the size of these systems, they are sometimes constructed several miles away from where a gas sample is drawn. Because natural gas is a mixture of several gases, namely methane, propane, nitrogen and carbon dioxide, quality is determined by the relative concentrations of each individual gas in any given delivery and is indicative of energy content. Total energy consumption, or the quantity that customers ultimately pay for, is then a function of natural gas quality (total energy content) and volume of gas used.

Gas chromatographs are housed in bulky, closet-like enclosures, and may be located on- or off-site of pertinent test sites. According to a 2012 Emerson Process Management report, gas chromatograph natural gas quality tests typically last between 12 and 40 minutes, and testing frequency varies from as often as possible to once per day. Because natural gas flows through a pipeline at speeds of up to 25 miles per hour, standard quality readings conducted by gas chromatographs are not in real-time and may not accurately reflect actual energy consumption by an end customer. Additionally, gas chromatograph instruments can cost between $15,000 and $40,000, and the total installation cost for the instrument and related accessories can exceed $200,000. Annual maintenance expenses may also be more than $10,000.

We believe the market opportunity for our GasPT2 device is significant, both from the perspective of replacing installed gas chromatographs, as well as creating new markets where gas chromatographs were either previously impractical or too expensive to install. In addition to significant opportunities in the natural gas pipeline space, we believe that quality testing stationary gas turbines presents another promising market. Depending on natural gas quality, stationary gas turbines can be calibrated to operate more efficiently, and therefore longer, while simultaneously reducing carbon emissions and other pollutants. Due to the gas chromatograph quality test period length, proper calibration is difficult to achieve. Turbine operators attempt to manage this delay by placing the monitoring station miles away from the turbine, or by constructing large holding tanks to maintain the gas until an analysis can be completed. Our technology will enable operators to place GasPT2 units right next to their turbines, and by interfacing our device with the machine’s process control software, calibration can be accomplished on a near real-time basis — thus allowing the turbines to run longer, more efficiently and cleaner.

We expect that natural gas pipeline off-takes and stationary gas turbines will be our initial target markets for the GasPT2 device. In North America, this total market amounts to more than 300,000 miles of pipeline and 30,000 associated entry and off-take points according to the US Energy Information Administration, representing a market opportunity of more than $600 million. In Europe, this total market amounts to more than 200,000 miles of pipeline and 20,000 associated entry and off-take points according to the 2010 edition of Natural Gas Systems of Europe, representing a market opportunity of more than $400 million. Further, this market includes approximately 50,000 stationary gas turbines world-wide according to the November – December 2009 issue of Gas Turbine World, representing a market opportunity of more than $1 billion. We will continue to use our extensive market knowledge, as well as the new distribution relationships we develop, in order to strive to discover additional market opportunities.

OUR PRODUCTS

Power Supply Units

Power

Our current power line, consists of external and embedded ac-dc power supplies, dc-dc converters and basic digital point of load modules. This dynamic, broadly applicable product line accounts for a significant portion of our current revenues and recent revenue growth.

Novum Advanced Power

We have developed the first fully featured digital point of load dc-dc converter in the power market under our Novum Advanced Power line of products. It is a next generation product targeted at the intermediate bus power architecture that is prolifically used in the networking and telecommunications markets. In September of 2010 we released full production versions of two point of load modules. We were finalists for the prestigious Golden Mousetrap Award and EDN Innovation Award for these parts in 2010.

With the shift towards smarter, smaller, and more energy efficient power requirements, our engineers are seeking innovative solutions that allow them to keep pace with lower core voltages, faster transient response needs and increasing thermal issues that they face in their designs. Our recently introduced Novum NDM2 modules offer a full suite of digital features and specifically address these growing system complexities through intelligent power management. The NDM2 series is our first product designed under the cooperation that we announced with Ericsson in July 2011. Our agreement formalizes a mutual plan to offer a multi-source digital point of load platform based on Ericsson’s BMR46X series. We anticipate future plans to co-develop modules outside the existing range of 10~50A.

We have also developed a middle tier product line in order to introduce our customer base to the benefits of utilizing digital power components in their products. It is a “smart module” that offers the benefits of digital in the design cycle, but functions like a highly optimized analog unit when installed.

Solus Power Topology

Power topology is a key factor to consider when designing and analyzing an integrated power system (“IPS”). It is a characteristic of an IPS that takes into account the number of power sources included in a system, how they are connected with one another and with loads, and how the loads are connected between themselves. Further, the topology of a system is obtained by determining the status of the system’s circuit breakers.

Through an exclusive Field of Use Agreement with California Power Research, we licensed their BPS-5 topology, which we market under the brand Solus Power Topology. This price competitive product allows for greater power efficiency, higher power density, reduced electro-magnetic interference, and faster transient response time in our customers’ end products. Further, it is broadly applicable to both dc-dc and ac-dc products. We believe it will allow us to continue to develop a variety of new, industry leading products to service our broad customer base for the next decade. Our first target product market for this technology is the intermediate bus architecture where digital point of load modules are used.

Because Solus Topology is effective regardless of the power control method utilized, it can operate with analog voltage mode control, analog current mode control, and various digital control profiles. We believe that unique feature will allow us to implement the product in a wide variety of power supply product platforms. Additionally, as large-scale networking and telecommunications companies convert to digital power, we believe our early entry into the market, our unique Solus Topology, and our relationship with Ericsson should enhance our ability to penetrate this multi-billion dollar market (according to IMS Research, an independent provider of market research and consultancy to the global electronics industry).

Electronic Components

AMT Encoder

We have an exclusive agreement with AnderMotion Technologies LLC to develop, sell and distribute the AMT encoder worldwide. The AMT series modular encoder is designed with proprietary, capacitive, code-generating technology, as opposed to optical or magnetic encoding. This unique device allows breakthroughs in selectable resolution, shaft-adaptation and convenient mounting solutions to bring ease of installation, and economies of scale in purchasing.

We are selling and distributing the AMT through various customers. Moreover, the product is being marketed by multiple dc motor manufacturers. AMT has been awarded several design wins from motion control OEMs that offer a wide range of products, including cash machines and robotic devices.

Other

We offer a variety of buzzers, connectors, encoders, microphones, speakers, and thermal management solutions. While the breadth of our electronic component portfolio is extensive, we are focused on operating as a niche provider of high-quality products. These products are found in a variety of OEM products, including motorized car seats, home theater equipment, insulin machines, satellite radios and defibrillators

Test and Measurement

Vergence GasPT2

Through an exclusive licensing contract with GL Industrial Services UK, Ltd. (“GL”), formerly British-based Advantica, Ltd., CUI Global owns exclusive rights to manufacture, sell and distribute a gas quality inferential measurement device (“GasPT2”) designed by GL on a worldwide basis, currently marketed as the Vergence GasPT2.

This device is a potentially disruptive, low-cost natural gas quality measurement tool that is housed inside of a compact, weather-proof enclosure that sits on top of a pipeline. It can complete a full sample and analysis cycle in fewer than five seconds, thus enabling near real-time gas quality testing. This device, fully installed, costs approximately $50,000, significantly less than the current industry standard gas chromatograph, as discussed above. Further, our customers will benefit from a streamlined installation process, which can be completed with less than 90 minutes of pipeline downtime.

The GasPT2 device does not sacrifice accuracy or precision measures. Tests performed have verified that our device typically measures natural gas quality within 0.04% accuracy, while industry standards require accuracy within 0.5%. The device measures several physical properties of natural gas flow, including thermal conductivity, the speed of the sound of gas flow, and carbon dioxide content. Using these measurements, it infers the natural gas quality mixture, and calculates other relevant quality characteristics, such as calorific value, Wobbe index, relative density, and compression factor.

It has been certified for use in fiscal monitoring by Ofgem in the United Kingdom, the Polish Oil & Gas Company Department of Testing and Calibration in Warsaw, NOVA Chemical/TransCanada in Canada, and SNAM RETE in Italy. In 2011, the Company reached agreements with several European and U.S.-based companies to place beta test units for both laboratory and infield testing. These companies included SNAM RETE in Italy; National Grid in the United Kingdom; and GASUNIE in The Netherlands, among others. In early 2012, the company began the delivery of beta units to North American companies for their own beta test programs. Additionally, in October and November 2012, the GasPT2 device successfully passed first-phase testing by GE-ENERGY at its Turbine Test Facility in Houston, Texas.

We previously signed an exclusive, five-year agreement for distribution of the Vergence GasPT2 in the United Kingdom with Orbital Gas Systems Limited. In conjunction with Orbital, we have introduced the combined Vergence GasPT2 device and Vergence VE-Probe to National Grid, the largest gas transmission and distribution company in the U.K. In January 2012 we entered into a second five-year, exclusive distribution agreement with an Italian company, SOCRATE s.p.a. for sales, marketing, distribution and servicing of our GasPT2 device in Italy and North Africa, including Libya and Tunisia. The agreement may result in sales of as many as 2,000 to 3,000 units and is valued between $40 million and $60 million over the five-year term.

We have entered into non-exclusive distribution agreements with two North American companies, Energy Measurement Consulting (EMC) and MGlobal. For its part, in December 2012, EMC issued a purchase order for scheduled delivery of 150 units in our fiscal year 2013.

The Company has also reached an agreement with BWG/Blue Flame, a company based in Dubai, for exclusive representation in the Middle East, including the UAE, Qatar, and Saudi Arabia, among others. BWG/Blue Flame are also in negotiations with several large Middle Eastern organizations to place the device in the Gulf Region, as well as with representatives from Thailand, Romania, Turkey, and India for placement of the device.

OUR BUSINESS STRENGTHS

High Quality Customer Base

As of December 31, 2012, our products touch more than 50,000 customers located in over 50 countries. We primarily serve customers in the computing, consumer device, energy, networking, and telecommunications sectors, as well as several industrial technology conglomerates. We have established OEM relationships with a number of our larger customers and believe we are well positioned to enter into additional OEM partnerships as we gain design wins in the future. Our strategic third-party distribution relationship with Digi-Key is a strong and significant relationship that we plan to continue to leverage for growth. Further, our GasPT2 device is currently installed in approximately 30 locations with more than 12 partners, and it is in testing phases with more than 10 large-scale customers globally.

Comprehensive Technology and Product Portfolio

We offer more than 20,000 unique products. Our customers are attracted to the breadth of our product offering, and often consider us to be an important niche supplier for the products that they bring to the marketplace. We plan to work together with our customer base to continue to develop or acquire additional innovative market-ready technologies and products in order to stay ahead of our competition. These efforts reduce our dependency on internal research and development costs. We believe our knowledge of the marketplace for niche technologies and components provides us with a significant advantage over other suppliers in our space.

Experienced Management Team

We are led by a management team and board of directors that each possesses substantial experience in our industries. Our President and Chief Executive Officer, William J. Clough, has been with the company for more than six years. Mr. Clough has extensive SEC experience and is an inventor of one of our early patented thermal management technologies. Along with his other responsibilities, Mr. Clough spearheads our Vergence brand. Our Chief Financial Officer, Daniel N. Ford, has been with us for more than five years and possesses a wealth of accounting experience, including his tenure with KPMG LLP. Mr. Ford helped us generate a profit in 2011 and he provides, efficiency and forward thinking, transforming many of our accounting, inventory management and vendor relations processes. Our Chief Operating Officer, Matthew M. McKenzie has an extensive background in the electronics industry, as well as expertise in distribution, sales, and supply chain management.

Global Reach and Hybrid Marketing Strategy

We conduct operations globally, with employees located in the United States and Japan. Further, we have outsourced manufacturing relationships in mainland China, Japan, South Korea, Taiwan, and the United Kingdom, and our relationship with Digi-Key reaches customers globally. We utilize a hybrid marketing and sales strategy, consisting of our internal sales and marketing team, as well as our third-party distribution relationships. Our internal sales and marketing team focuses on larger, OEM customers, while we direct smaller customers to utilize our third-party distribution channel. We believe that the global reach of our operations and distribution capabilities for our products will help our businesses grow and mitigate the risks associated with operations concentrated in one geographic region.

OUR STRATEGY

Our historic business was a commoditized electromechanical parts distribution business, however, in recent years, we have focused our business on the acquisition and/or licensing, development and commercialization of new and innovative electronic technologies and products. As our business continues to evolve along with that of our customers, we must continue to identify, acquire or license, and commercialize novel technologies that enhance our customers’ market position.

Our Novum Advanced Power, Solus Power Topology and Vergence GasPT2 device have enabled us to transform ourselves into a technology incubator dedicated to rapidly commercializing market-ready technologies.

In that regard, we have implemented a planned strategy to increase our name recognition as a technology company. Our plan includes:

•	Increasing our customer base by redirecting our customers into the right channel, including by handling smaller customer fulfillment through our distribution partner, Digi-Key, and focusing our efforts on larger OEM business;
•	Identifying large gas utility companies that represent likely opportunities for large batch sales of our Vergence GasPT2 device, as opposed to single unit sales;
•	Developing a collaborative relationship with our customers to identify and supply them with products that will fuel our growth;
•	Growing the brand presence of our products, which we will attempt to do by capturing the attention of industry heads at selected trade show events;
•	Developing and acquiring new technologies to grow our revenue base; and
•	Growing our global sales and distribution capabilities.

RECENT DEVELOPMENTS

Acquisition of Orbital Gas Systems Limited

On March 3, 2013, we entered into a definitive share purchase agreement to acquire 100% of the equity interest in Orbital Gas Systems Limited, a company organized under the laws of England and Wales, including all of its operations which are located in the United Kingdom. The purchase price for the acquisition of

Orbital is £17,000,000, subject to purchase price adjustments, 100% of which is payable in cash. To secure indemnification obligations, 5.0% of the purchase price, or £850,000, will be held in escrow to and through December 1, 2013. The purchase price is approximately $26,154,500, based on the Wall Street Journal published exchange rate as of the New York market close on April 11, 2013 of $1.5385 per pound sterling.

Orbital is the largest specialty natural gas engineering company in England and is a key partner of ours for commercializing our GasPT2 device. For over 25 years, Orbital has developed its portfolio of products, solutions, services and resources to offer a diverse range of personalized gas engineering solutions to the gas utilities, power generation, emissions, manufacturing and automotive industries. We believe that adding Orbital’s operations will provide a strengthened platform for us to enter new and attractive natural gas quality analysis markets and provide enhanced customer and geographic diversification, resulting in additional domestic and international sales.

For fiscal years 2012 and 2011, Orbital generated revenues from continuing operations of £13,997,850 and £13,751,265, respectively. For its fiscal years 2012 and 2011, Orbital generated income before taxes and U.S. GAAP adjustments of £2,283,138 and £992,438, respectively. As of December 31, 2012, Orbital had cash and cash equivalents of £5,678,794.

We intend to finance the consideration paid to the shareholders of Orbital with the net proceeds from this offering. Although we have entered into a share purchase agreement in connection with the Orbital acquisition, we cannot guarantee when, or whether, the acquisition will be completed. We do, however, currently anticipate that the acquisition will be consummated during the second quarter of 2013. The share purchase agreement contains a number of important conditions that must be satisfied before we can complete the acquisition, namely:

•	We have raised sufficient funds to complete the transaction through either a debt or equity offering pursuant to the standard U.S. regulatory authority for publicly-traded U.S. companies;
•	We and Orbital’s owner have signed the escrow letter called for by the share purchase agreement and have procured the escrow agent’s signature and delivery of the bank instruction letter to the escrow bank; and
•	We and Orbital’s owner agree in writing the “closing free cash,” as defined in our share purchase agreement.

We believe the acquisition will provide us with immediate credibility in the natural gas industry. By acquiring Orbital, we will acquire a company that has operated successfully in the natural gas industry for over 25 years. In addition, Orbital is a leading provider of natural gas infrastructure and high-tech solutions to National Grid, the national gas transmission company in the U.K. and one of the most respected specialist gas engineering companies in the world. We will also acquire access to Orbital’s proprietary VE-Probe, which, by allowing us to acquire a sample gas in as few as two seconds as opposed to the industry standard time of five to ten minutes, enables us to reduce our total sample-analysis turnaround to fewer than five seconds. We believe this turnaround time is far faster than the turnaround time of any other technology currently available to the gas industry.

Entry into a Distribution Agreement with Future Electronics, Inc.

On February 19, 2013, we announced that we entered into a new distribution agreement with Future Electronics, Inc. (“Future”), which is a leader and innovator in the distribution and marketing of electronic components. This agreement allows Future to leverage their experience and resources to launch our product portfolio to a global market and a diverse customer base. In selecting Future as a global distribution partner, we recognized the strength of Future’s demand creation programs and its robust field support resources which will add greater reach for our Novum product line, as well as its broad portfolio of standard power supplies and board level components. Under the terms of the agreement, Future will now begin a phased rollout of products from our Power Supply and Electronic Components groups with stock available immediately for many items.

Design News Golden Mousetrap Awards Finalist

On January 31, 2013, we announced that Design News, a leading technical publication for design engineers, named our NDM2Z series point of load modules as a finalist for its Golden Mousetrap Awards, an award that recognizes engineering innovation and creativity in product design. The NDM2Z sets industry benchmarks in efficiency and current density, helping address the growing need to reduce energy use at the board level. This was our third product from the Novum Advanced Power group to receive industry recognition in the past three months. Also in January 2013, Electronic Products chose our NSM2P “No-Bus” digital point of load series as a 2012 Product of the Year. Previously, in November 2012, our NDM2P digital point of load series was named to EDN’s “Hot 100 Products of 2012: Power.”

Preliminary First Quarter Financial Information

We estimate our total revenue for the three months ending March 31, 2013 to be in a range of $9.7 million to $10.2 million, compared to $8.5 million during the prior year comparable period. As a percentage of revenue, our gross profit margin for the three months ending March 31, 2013 is estimated to be in a range of 37.5% to 40.0%, compared to 38.8% for the same period in 2012. As of March 31, 2013, we estimate our sales order backlog to be in excess of $15 million.

The estimated ranges of our financial results for the three months ended March 31, 2013 are preliminary, based upon our estimates and subject to completion of financial and operating closing procedures. This data has been prepared by our management. Our independent registered public accounting firm, Liggett, Vogt, & Webb, P.A., has not audited, reviewed, or performed any procedures, and will not express an opinion or any other form of assurance with respect to this data. The summary is not a comprehensive statement of our financial results for this period and our actual results may differ materially from the estimated ranges due to the completion of our financial and operating closing procedures and other developments that may arise before the results for this period are finalized.

ACQUISITION STRATEGY

We monitor our industry to identify potential acquisition targets, both in the form of technology and potential strategic partners. In that regard, we are repeatedly approached by inventors and others, most especially in the power industry, to assess and assist in commercialization and marketing of new technologies. These contacts largely arise because of our reputation and successes with our Novum and Solus product lines. Moreover, much like CUI, Inc. when we acquired it, there are many small, well-run electronics companies that become available due to the age or desires of their founders. We will consider each of these potential opportunities as they arise with a careful analysis of the relevant synergies between any potential acquisition and our current business, as well as with the potential for increased revenue and/or market share.

RESEARCH AND DEVELOPMENT

We believe our future success depends in large part on our ability to develop, commercialize and innovate our existing product lines, as well as identify, acquire or license, and commercialize additional market-ready products and technologies. Further, we believe our ability to further develop our GasPT2 device will be a significant factor in the future revenue and profitability growth of our business.

Our research and development costs were $791,332 and $716,321 for the years ended December 31, 2012 and December 31, 2011, respectively. Research and development costs are related to the various technologies for which we have acquired licensing rights or are developing internally. Our expenditures for research and development have been directed primarily towards the further development of Novum Advanced Power technologies, including digital point of load power modules and the Solus Topology, AMT Capacitive Encoders and towards the development of the Vergence GasPT2 device. We expect that research and development expenses will increase during our fiscal year 2013 as we continue to expand our product offering and technologies, which we expect will gain further market acceptance and customer integration.

INTELLECTUAL PROPERTY LICENSES

AMT Encoder Technology.

Upon the acquisition of CUI, Inc., we obtained the relationship with the holder of the AMT encoder technology. Through an exclusive licensing contract with AnderMotion Technologies, LLC, signed on or about April 20, 2009, we acquired exclusive rights to manufacture, sell and distribute motion control devices utilizing the AMT encoder technology.

Novum Digital Point of Load Technology.

Through a non-exclusive licensing agreement with Power-One, Inc., signed on or about September 18, 2009, we have access to Power-One’s portfolio of Digital Power Technology patents for incorporation into our new line of digital point of load power modules.

Solus Advanced Power Topology Technology.

Through an exclusive licensing contract with California Power Research, Inc., signed on or about March 4, 2010, we acquired the exclusive rights to manufacture, market, sell, lease, maintain, give over and dispose of licensed product using the BPS-5 advanced power topology technology.

Vergence GasPT2 Technology.

Through an exclusive licensing contract with GL Industrial Services UK, Ltd. (“GL”), formerly British-based Advantica, Ltd., signed on or about January 4, 2010, we acquired exclusive rights to manufacture, sell and distribute a gas quality inferential measurement device (“GasPT2”) designed by GL on a worldwide basis.

INTELLECTUAL PROPERTY PROTECTION

We rely on various intellectual property laws and contractual restrictions to protect our proprietary rights in products and services. These include confidentiality, invention assignment and nondisclosure agreements with our key employees, contractors, suppliers and strategic partners. The confidentiality and nondisclosure agreements with our key employees, contractors and suppliers are in perpetuity, or for a sufficient length of time so as to not threaten exposure of proprietary information. We intend to pursue the registration of our trademarks and service marks in the United States and internationally.

We license a significant amount of our underlying intellectual property from third parties, i.e. AMT Encoder Technology, Novum Digital Point of Load Technology, Solus Advanced Power Topology Technology and Vergence GasPT2 Technology. The loss of our rights as a licensee under any of these or future technology licensing arrangements could have a material adverse impact upon our financial position and results of operations.

In an effort to concentrate our business focus on our core product development and marketing, in December 2011, we conveyed our WayCool and WayFast patent portfolio to Olantra Fund X, LLC for a cash payment of $500,000.

Under the Trademark Act of 1946, as amended, the United States Patent and Trademark Office permitted our registration of the following trademarks that we actively maintain up to date: CUI INC, CUI Europe, V-Infinity, AMT, Novum, CUI Global, Simple Digital, Vergence and Solus.

We continuously review and update our existing intellectual property filings and file new documentation both domestically and internationally (Patent Cooperation Treaty) in a continuing effort to maintain up to date protection of our intellectual property.

For those intellectual property applications pending, we cannot assure that the registrations will be granted. Furthermore, we are exposed to the risk that other parties may claim that we infringe on their existing patent and trademark rights, which could result in our inability to develop and market our products unless we enter into licensing agreements with the technology owner, or could force us to engage in costly and potentially protracted litigation.

COMPETITIVE BUSINESS CONDITIONS

We operate a commoditized electromechanical parts distribution business, as well as an emerging test and measurement business built around our GasPT2 device. In our electromechanical parts distribution business, the industries in which we compete are very broad. We believe our market is highly fragmented, competitive, evolving and subject to technological change. Our competitors vary in size and in the scope and breadth of products offered.

We believe the principal competitive factors in our electromechanical parts business are efficiency of delivery and pricing. We believe our competitive advantages include:

•	Our strong relationship with Digi-Key, an authorized distributor of electronic components for more than 550 industry suppliers, which maximizes our product exposure to new designs and small to medium sized customers;
•	Our additional third-party external sales representative organization relationships that allow us to penetrate new and better customers otherwise not readily available to us;
•	Our new products and technologies that are in development, which will allow us to compete on innovation and by entering into strategic partnerships, as opposed to solely on price;
•	Our forward-looking and early focus on digitally-based controllers for power supply switching; and
•	Our focus on providing our OEM customers with greater levels of support, customer service, and a constantly expanding product line.

Our GasPT2 device competes in a mature industry with established competitors. There are significant investments being made into the natural gas extraction and transportation infrastructure globally. We believe our competitive advantages are:

•	Our device is a comparably low-cost solution to measuring natural gas quality;
•	Our device is compact and sits directly on top of a natural gas pipeline;
•	Our device can provide a fast, accurate, and near real-time measurement of the physical properties of the gas flow to infer gas quality characteristics; and
•	Our device requires minimal pipeline downtime to install.

DEPENDENCE ON KEY CUSTOMERS

Our major product lines in 2012 and 2011 were external power, internal power and industrial controls.

During 2012, 59% of revenues were derived from five customers at 47%, 4%, 3%, 3% and 2%. During 2011, 55% of revenues were derived from six customers at 41%, 4%, 3%, 3%, 2% and 2%. Our largest customer for 2012 and 2011 was Digi-Key Corporation.

At December 31, 2012, of the gross trade accounts receivable from continuing operations totaling $5,095,926, 57% was due from six customers: 37%, 8%, 3%, 3%, 3% and 3%. At December 31, 2011, of the gross trade accounts receivable from continuing operations totaling $3,819,641, 53% was due from eight customers: 21%, 9%, 7%, 5%, 4%, 3%, 2% and 2%.

LEGAL PROCEEDINGS

We and our subsidiaries are not a party in any legal proceedings. None of our directors, officers or affiliates, any owner of record, or beneficially of more than five percent of any class of our voting securities, or any associate of any such of our directors, officers, affiliates or security holders is a party adverse to us or any of our subsidiaries, or has a material interest adverse to us or any of our subsidiaries.

PHILANTHROPIC PHILOSOPHY

We have chosen that, in addition to sales commission, certain sales representative firms will also receive a charity commission to be donated to charities of their choice. One of our core values is generosity, which includes philanthropic giving. We give in our local community, and we want to also give in the communities in which we do business.

EMPLOYEES

As of December 31, 2012, we, together with our consolidated subsidiaries, had sixty-two full-time and seven part-time employees. None of our employees are represented by a labor union. We consider our relations with our employees to be good. We plan to add additional staff as needed to handle all phases of the growth of our business. We believe that our future success will depend in part on our continued ability to attract, hire and retain qualified personnel.

PROPERTIES

As an integrated part of the acquisition of CUI, Inc., our corporate offices were relocated to Tualatin, Oregon. We occupy the 61,380 square feet of offices and warehouse premises under a ten year non-cancelable lease agreement beginning September 1, 2006 with Barakel, LLC (a related party) at a base monthly rent subject to periodic base payment increases plus real property taxes, utilities, insurance and common area maintenance charges. Barakel, LLC is controlled by James McKenzie, the majority owner of CUI, Inc. prior to acquisition and majority owner of IED, Inc., along with Matt McKenzie, our COO, Corporate Secretary and Director.

CORPORATE INFORMATION

CUI Global, Inc., formerly known as Waytronx, Inc., is a Colorado corporation organized on April 21, 1998. Our principal place of business is located at 20050 SW 112 Avenue, Tualatin, Oregon 97062, phone (503) 612-2300. Our website is www.cuiglobal.com.

Effective May 16, 2008, CUI Global, Inc. acquired the assets and liabilities of CUI, Inc., a Tualatin, Oregon based provider of electronic components. Through this acquisition, the Company obtained an 11.54% ownership interest in Test Products International, Inc., a provider of handheld test and measurement equipment.

Effective July 1, 2009, CUI Global acquired all of Comex Instruments, Ltd., which we subsequently rebranded, CUI Japan and 49% of Comex Electronics, Ltd. Both companies are Japanese based DSP providers of digital to analog and analog to digital test and measurement systems and electronic components for original equipment manufacturer research and development. Effective July 1, 2011, CUI Global entered into an agreement to convey its 49% ownership interest in Comex Electronics to the owners of the remaining 51% who are the original founders and were the original owners of Comex Instruments, for $617,975 in the form of a five year note receivable bearing interest at 4% per annum, payable monthly beginning January 2012.

DIRECTORS AND EXECUTIVE OFFICERS

Our Bylaws permit the number of directors to be fixed by resolution of the Board of Directors, but to be no less than one. The Board of Directors has set the maximum number of members to no more than eight members. Directors are elected by a majority of the votes cast by the stockholders and have served two-year terms or until their successors have been elected and qualified or until their earlier resignation or removal. Commencing with our next annual meeting we intend to elect all of our directors simultaneously for a one year term or until their successors have been elected and qualified, or their earlier resignation or removal. Currently, we have six directors, four of whom are “independent” in accordance with applicable rules promulgated by the Securities and Exchange Commission and within the meaning of Rule 5605(a)(2) of the NASDAQ Stock Market.

The Board of Directors has three standing committees: Audit Committee, Compensation Committee and Nomination Committee, each of which has a written charter and/or statement of policy approved by our board. Our board currently appoints the members of each committee. Copies of the current committee charters and/or statement of policy for each committee are posted on our website at www.cuiglobal.com. No incumbent director attended fewer than 100% of the total number of meetings held by the committees on which such director served.

The following are officers and directors of the Company with their ages as of December 31, 2012, and a list of the members of our three standing committees: Audit Committee, Compensation Committee and Nomination Committee.

Name	Age	Position
Colton R. Melby*	55	Director, Chairman
William J. Clough	61	President/Chief Executive Officer, Director and General Counsel
Thomas A. Price*	69	Director
Matthew M. McKenzie	32	Director, Chief Operating Officer and Corporate Secretary
Sean P. Rooney*	41	Director
Corey A. Lambrecht*	43	Director
Daniel N. Ford	33	Chief Financial Officer

Audit Committee:

Sean P. Rooney*, Chairman
Thomas A. Price*, Deputy Chairman
Colton R. Melby*, Committee Member

Compensation Committee

Cory A. Lambrecht*, Chairman
Colton R. Melby*, Committee Member

Nominating Committee

The Nominating Committee consists of the independent directors of the Board of Directors.

*	“independent director” within the meaning of Rule 5605(a)(2) of the NASDAQ Stock Market.
Disclosure Committee

We have formed a Disclosure Committee, which has been adopted by our CEO and CFO (“Principal Officers”) and ratified by our Audit Committee. The Disclosure Committee assists our Principal Officers in fulfilling their responsibility for oversight of the accuracy, completeness and timeliness of our public disclosures including, but not limited to our SEC filings, press releases, correspondence disseminated to security holders, presentations to analysts and release of financial information or earnings guidance to security holders or the investment community. The Disclosure Committee consists of our Principal Officers, the individual or representative of the firm primarily charged with investor/public relations, the Audit Committee Chairman and outside SEC counsel. Our CEO is Chairman of the committee. Our Senior Officers may replace or add new members from time to time. Our Senior Officers have the option to assume all the responsibilities of this committee or designate a committee member, who shall be a person with expertise in SEC and SRO rules and regulations with respect to disclosure, who shall have the power, acting together with our Senior Officers, to review and approve disclosure statements when time or other circumstances do not permit the full committee to meet. You may review the full text of our Disclosure Committee Charter on our website, www.cuiglobal.com, under the link governance.

Business Experience of Directors and Executive Officers

Colton R. Melby, Chairman of the Board of Directors

Effective June 11, 2008, Colton Melby was appointed to the Board of Directors and was elected by the Board of Directors to serve as Chairman of the Board of Directors. Mr. Melby continues to serve as Chairman of the Board of Directors and at the 2012 Annual Meeting of Shareholders; Mr. Melby was reelected to a two year term on the Board of Directors.

Mr. Melby has a 20 year background in aerospace manufacturing. He spent 15 years as owner and chief executive officer of Metal Form, Inc., serving a customer base that included: Boeing, Bombardier, Rockwell, Grumman, and Lockheed Martin, among others. One of Mr. Melby’s more notable investments was the financing and purchase of firearms-maker Smith & Wesson from London-based Tomkins PLC in 2001. Mr. Melby has investments in Earth 911, a recycling company dedicated to green initiatives and green recycling.

William J. Clough, Esq., President/Chief Executive Officer, Director and General Counsel of CUI Global, Inc. and Chief Executive Officer of CUI, Inc.

Mr. Clough was elected at the 2006 Annual Meeting of Shareholders to serve a two year term on the Board of Directors. Mr. Clough continues to serve on the Board of Directors and was reelected at the 2012 Annual Meeting of Shareholders to serve a third two year term.

Mr. Clough was appointed President and Chief Executive Officer of CUI Global, Inc. September 13, 2007 at which time Mr. Clough stepped down as Executive Vice President of Corporate Development. Effective May 16, 2008, CUI Global, Inc. formed a wholly owned subsidiary, Waytronx Holdings, Inc., to acquire the assets of CUI, Inc. Along with this acquisition Mr. Clough was appointed Chief Executive Officer of Waytronx Holdings, Inc. (now renamed to CUI, Inc.). Mr. Clough was a police officer for 16 years, working at the local, state and federal levels as a Federal Air Marshall in Southern Europe and the Middle East, in 1985 and 1986. Mr. Clough received his Juris Doctorate, cum laude, from the University of California, Hastings College of the Law in 1990. He is certified to practice law in state and federal courts in California, Illinois, Hawaii and before the United States Supreme Court.

During late 2011 into early 2012, along with Company CFO, Daniel Ford, Mr. Clough led the efforts to complete a successful equity raise; coupled with a re-structuring of the Company’s capital structure and up-listing the Company to the NASDAQ Stock Market in February 2012.

Thomas A. Price, Director

Mr. Price was elected at the 2008 Annual Meeting of Shareholders to serve a one year term on the Board of Directors and was reelected at the 2011 Annual Meeting of Shareholders to serve a two year term.

Mr. Price has more than 30 years of business and operational management experience. He is the founder of Tom Price Dealership Group, a leading auto dealership with 11 franchises at six locations across California. Mr. Price developed the multi-brand San Francisco Auto Repair Center and a conference facility in Larkspur, California. Currently, Mr. Price is the owner of nine car dealerships in Northern California. He was Chairman of the Lexus National Dealer Advisory Board and charter member of the J.D. Power Dealer Roundtable. The Price Family Dealerships are major sponsors of Special Olympics of Marin, Dedication to Special Education, CASA/Advocates for Children, Marin Breast Cancer Council and the Golden Gate Shootout.

Matthew M. McKenzie, President and Chief Operational Officer of CUI, Inc., Chief Operational Officer, Corporate Secretary of CUI Global, Inc. and Director.

Matt McKenzie was elected to the Board of Directors at the 2008 Annual Meeting of Shareholders to serve a two year term and was reelected at the 2012 Annual Meeting of Shareholders to a two year term on the Board of Directors.

Mr. McKenzie earned an MBA from George Fox University. He has been working in various functions for CUI for over 10 years, gaining intimate knowledge of the business, its operations and its opportunities for growth. Over the past several years, Mr. McKenzie has worked to position CUI, Inc. for growth through sales and operation expansion as well as channel development and technology development. Mr. McKenzie initiated ISO 9001 certification, a quality management system, provided structure to global logistics, including CUI’s international partners, and implemented CUI’s ERP system, which allows for more visibility and analysis opportunities for CUI. He spearheads the research, development and implementation of the Novum and Solus technologies.

Sean P. Rooney, Director

Mr. Rooney was elected at the 2008 Annual Meeting of Shareholders to serve a one year term on the Board of Directors and was reelected at the 2011 Annual Meeting of Shareholders to serve a two year term.

Mr. Rooney brings to the CUI Global board nearly 20 years of financial management experience. He currently serves as Senior Director of Investments for Oppenheimer & Co. Inc., a leading full service investment banking, securities and wealth management firm. Prior to joining Oppenheimer, he served in a similar capacity at Maxim Group, a boutique investment bank in New York, and Investec Ernst & Company, an international specialist bank headquartered in South Africa and the U.K. Through his many years of experience, Mr. Rooney has built a vast network of industry resources and contacts.

Mr. Rooney graduated from C. W. Post University in 1993 with a Bachelors of Arts degree in Business Administration. Mr. Rooney currently manages a clientele of high net worth investors, institutions and foundations.

Corey A. Lambrecht, Director

Mr. Lambrecht was elected at the 2008 Annual Meeting of Shareholders to serve a one year term on the Board of Directors and was reelected at the 2011 Annual Meeting of Shareholders to serve a two year term.

Mr. Lambrecht is a 14+ year public company executive with experience in strategic acquisitions, new business development, pioneering consumer products, corporate licensing and interactive technology services. Mr. Lambrecht currently serves as the President of Earth911, Inc. and is a current director of Guardian 8 Holdings and Carbon Credits International. He previously served as Director of Sales for Leveraged Marketing Associates, a worldwide leader in licensed brand extension strategies. While Executive Vice President for Smith & Wesson Holding Corporation he was responsible for Smith & Wesson Licensing, Advanced Technologies and Interactive Marketing divisions. He was the former President of A For Effort (sold to Freesoftwareclub.com), an interactive database marketing company specializing in online content (advergaming) for clients such as the National Hockey League. Mr. Lambrecht’s prior experience also includes Pre-IPO founder for Premium Cigars International and VP Sales/Marketing for ProductExpress.com.

Daniel N. Ford, Chief Financial Officer of CUI Global and CUI, Inc.

Mr. Ford has a background in accounting, including working at KPMG. As CFO of CUI for in excess of five years, Mr. Ford moved CUI into a position of profitability in 2011 and he provides efficiency and forward thinking, transforming many of CUI’s accounting, inventory management and vendor relations processes. During 2012, along with Mr. Clough, Mr. Ford facilitated the equity raise and uplisting to the NASDAQ Stock Market. Over the past five years, Mr. Ford has implemented advanced internal fixed asset tracking, implemented a “real time” inventory system and participated in implementing CUI’s ERP system. His skills as a financier have allowed CUI to move to its current, 61,380 square foot building, to transition its banking relationships to Wells Fargo National Association, as well as to acquire CUI and CUI Japan. Mr. Ford holds an MBA from George Fox University.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Committee Members

The Compensation Committee of the Board of Directors is appointed by the Board of Directors to discharge the Board's responsibilities with respect to all forms of compensation of the Company's executive officers, to administer the Company's equity incentive plans and to produce an annual report on executive compensation for use in the Company's Form 10-K. The Compensation Committee consists of two members of the board of directors, Messers Colton R. Melby and Corey A. Lambrecht, both of whom are “independent directors” within the meaning of Rule 5605(a)(2) of the NASDAQ Stock Market.

Role of Committee

The Compensation Committee discharges the Board’s responsibilities relating to general compensation policies and practices and to compensation of our executives. In discharging its responsibilities, the Compensation Committee establishes principles and procedures in order to ensure to the Board and the shareholders that the compensation practices of the Company are appropriately designed and implemented to attract, retain and reward high quality executives and are in accordance with all applicable legal and regulatory requirements. In this context, the Compensation Committee’s authority, duties and responsibilities are to:

•	Annually review the Company’s philosophy regarding executive compensation.
•	Periodically review market and industry data to assess the Company’s competitive position and to retain any compensation consultant to be used to assist in the evaluation of directors’ and executive officers’ compensation.
•	Establish and approve the Company’s goals and objectives and associated measurement metrics relevant to compensation of the Company’s executive officers.
•	Establish and approve incentive levels and targets relevant to compensation of the executive officers.
•	Annually review and make recommendations to the Board to approve, for all principal executives and officers, the base and incentive compensation, taking into consideration the judgment and recommendation of the Chief Executive Officer for the compensation of the principal executives and officers.
•	Separately review, determine and approve the Chief Executive Officer’s applicable compensation levels based on the Committee’s evaluation of the Chief Executive Officer’s performance in light of the Company’s and the individual goals and objectives.
•	Periodically review and make recommendations to the Board with respect to the compensation of directors, including board and committee retainers, meeting fees, equity-based compensation and such other forms of compensation as the Compensation Committee may consider appropriate.
•	Administer and annually review the Company’s incentive compensation plans and equity-based plans.
•	Review and make recommendations to the Board regarding any executive employment agreements, any proposed severance arrangements or change in control and similar agreements/provisions and any amendments, supplements or waivers to the foregoing agreements and any perquisites, special or supplemental benefits.
•	Review and discuss with management, the Compensation Disclosure and Analysis (CD&A) and determine the Committee’s recommendation for the CD&A’s inclusion in the Company’s annual report filed on Form 10-K with the SEC.

Committee Meetings

Our Compensation Committee meets formally and informally as often as necessary to perform its duties and responsibilities. The Compensation Committee held three meetings during fiscal 2012. On an as requested basis, our Compensation Committee receives and reviews materials prepared by management, consultants or committee members, in advance of each meeting. Depending on the agenda for the particular meeting, these materials may include:

•	Minutes and materials from the previous meeting(s);
•	Reports on year-to-date Company and Partnership financial performance versus budget;
•	Reports on progress and levels of performance of individual and Company performance objectives;
•	Reports on the Company’s financial and stock performance versus a peer group of companies;
•	Reports from the Committee’s compensation consultant regarding market and industry data relevant to executive officer compensation;
•	Reports and executive compensation summary worksheets, which sets forth for each executive officer: current total compensation and incentive compensation target percentages, current equity ownership holdings and general partner ownership interest and current and projected value of each and all such compensation elements, including distributions and dividends therefrom, over a five year period.

Compensation Philosophy

General Philosophy

Our compensation philosophy is based on the premise of attracting, retaining and motivating exceptional leaders, setting high goals, working toward the common objectives of meeting the expectations of customers and stockholders and rewarding outstanding performance. Following this philosophy, in determining executive compensation, we consider all relevant factors, such as the competition for talent, our desire to link pay with performance, the use of equity to align executive interests with those of our stockholders, individual contributions, teamwork and performance, each executive’s total compensation package and internal pay equity. We strive to accomplish these objectives by compensating all employees with total compensation packages consisting of a combination of competitive base salary and incentive compensation.

Pay for Performance

At the core of our compensation philosophy is our strong belief that pay should be directly linked to performance. We believe in a pay for performance culture that places a significant portion of executive officer total compensation as contingent upon, or variable with, individual performance, Company performance and achievement of strategic goals including increasing shareholder value.

The performance based compensation for our executives may be in the form of (i) annual cash incentives to promote achievement of, and accountability for, shorter term performance plans and strategic goals and (ii) equity grants, designed to align the long-term interests of our executive officers with those of our shareholders, by creating a strong and direct link between executive compensation and shareholder return over a multiple year performance cycle. Long term incentive equity awards are granted in restricted stock or stock options. These awards generally vest over a two to four year period. This opportunity for share ownership was provided in order to provide incentive and retain key employees and align their interests with our long term strategic goals.

Base Compensation to be Competitive within Industry

A key component of an executive’s total compensation base salary is designed to compensate executives commensurate with their respective level of experience, scope of responsibilities, sustained individual performance and future potential. The goal has been to provide for base salaries that are sufficiently competitive with other similar-sized companies, both regionally and nationally, in order to attract and retain talented leaders.

Compensation Setting Process

Management’s Role in the Compensation Setting Process.

Management plays a significant role in the compensation-setting process. The most significant aspects of management’s role are:

•	Assisting in establishing business performance goals and objectives;
•	Evaluating employee and Company performance;
•	CEO recommending compensation levels and awards for executive officers;
•	Implementing the Board approved compensation plans; and
•	Assistance in preparing agenda and materials for the Committee meetings.

The Chief Executive Officer generally attends the Committee meetings; however, the Committee also regularly meets in executive session. The Chief Executive Officer makes recommendations with respect to financial and corporate goals and objectives and makes non CEO executive compensation recommendations to the Compensation Committee based on Company performance, individual performance and the peer group compensation market analysis. The Compensation Committee considers and deliberates on this information and in turn makes recommendations to the Board of Directors, for the Board’s determination and approval of the executives’ and other members of senior management’s compensation, including base compensation, short-term cash incentives and long-term equity incentives. The Chief Executive Officer’s performance and compensation is reviewed, evaluated and established separately by the Compensation Committee and ratified and approved by the Board of Directors.

Setting Compensation Levels

To evaluate our total compensation is competitive and provides appropriate rewards to attract and retain talented leaders, as discussed above, we may rely on analyses of peer companies performed by independent compensation consultants and on other industry and occupation specific survey data available to us. Our general benchmark is to establish both base salary and total compensation for the executive officers at the 50th percentile of the peer group data, recognizing that a significant portion of executive officer total compensation should be contingent upon, or variable with, achievement of individual and Company performance objectives and strategic goals, as well as being variable with stockholder value. Further, while the objective for base salary is at the 50th percentile of the peer group data, executives’ base salaries are designed to reward core competencies and contributions to the Company and may be increased above this general benchmark based on (i) the individual’s increased contribution over the preceding year; (ii) the individual’s increased responsibilities over the preceding year; and (iii) any increase in median competitive pay levels.

Setting Performance Objectives

The Company’s business plans and strategic objectives are generally presented by management at the Company’s annual board meeting. The board engages in an active discussion concerning the financial targets, the appropriateness of the strategic objectives and the difficulty in achieving the same. In establishing the compensation plan, our Compensation Committee then utilizes the primary financial objectives from the adopted business plan and operating cash flow as the primary targets for determining the executive officers’ short-term cash incentives and long term equity incentive compensation. The Committee also establishes additional non-financial performance goals and objectives, the achievement of which is required for funding of a significant portion, approximately twenty five percent, of the executive officers’ incentive compensation. In 2012, these non-financial performance goals and objectives included achieving accurate financial reporting and timely SEC filings; demonstrating full compliance and superior performance in the Company’s environmental, health and safety practices; performing appropriate remediation activities under Sarbanes-Oxley Act of 2002 Section 404 and achieving successful testing of and compliance with the requirements of the Sarbanes-Oxley Act and general and administrative expense management. In addition, the executive team was charged with positioning the Company for up-listing to a national stock exchange and an equity raise in early 2012. Said funding to be used to enhance the Company’s balance sheet; pay down corporate debt; increase the Company’s ability to rapidly bring its new products to market; and other appropriate matters.

Annual Evaluation

The Chief Executive Officer recommends the actual incentive award amounts for all other executives based on actual Company performance relative to the targets set as well as on individual performance and recommends the executives’ base salaries levels for the coming year. The Compensation Committee considers these recommendations generally at the end of each fiscal year in determining its recommendations to the Board of Directors for the final short-term cash incentive and long-term equity award amounts for each executive and for the executive’s base salary levels. The actual incentive amounts awarded to each executive are ultimately subject to the discretion of the Compensation Committee and the Board of Directors.

Additional equity-based awards may be also granted to executives, as well as other employees, upon commencement of employment, for promotions or special performance recognition or for retention purposes, based on the recommendation of the Chief Executive Officer. In determining whether to recommend additional grants to an executive, the Chief Executive Officer typically considers the individual’s performance and any planned change in functional responsibility.

Elements of Executive Compensation

Total Compensation

Total compensation for our executives consists of three elements: (i) base salary; (ii) incentive cash award based on achieving specific performance targets as measured by cash flow and other objectives and (iii) equity incentive award, which is also performance based and paid out over a future period in the form of restricted stock or stock purchase options. Base salaries are the value upon which both the incentive compensation percentage targets are measured against. For evaluation and comparison of overall compensation of the executives and to assist it in making its compensation decisions, the Compensation Committee reviews an executive compensation summary, which sets forth for each executive: current compensation and current equity ownership holdings as well as the projected value of each and all such compensation elements, including distributions and dividends therefrom.

Base Salaries

Base salaries are designed to compensate executives commensurate with their respective level of experience, scope of responsibilities and to reward sustained individual performance and future potential. The goal has been to provide for base salaries that are sufficiently competitive with other similar-sized companies, both regionally and nationally, in order to attract and retain talented leaders.

Incentive Compensation

Incentive compensation is intended to align compensation with business objectives and performance and enable the Company to attract, retain and reward high quality executive officers whose contributions are critical to short and long-term success of the Company. The executives’ incentive awards are based upon three key performance metrics: (i) the Company’s EBIDTA; (ii) achievement of agreed-upon strategic and corporate performance goals; and (iii) existing Employment Agreement.

The strategic and corporate performance goals are not intended to be a specific agreed-upon goal, but rather a general objective. Management and the board of directors discuss these factors and set objectives that are dynamic and change periodically. In setting these periodic goals, the board of directors discusses with management the nature of the objective and management's proposed method of achieving the goal. These goals change throughout the operational process because of changing dynamics such as economic conditions, current success of marketing, availability of materials, availability of funding and overall momentum toward achieving the goal.

Incentive Plan Compensation

Incentive awards are paid out in cash, restricted common stock or option awards. The incentive award targets for the executives are established at the beginning of the year, generally, as a percentage of their base salary and the actual awards are determined at the following year’s annual board of directors meetings based on actual Company performance relative to established goals and objectives, as well as on evaluation of the executive’s relevant departmental and individual performance during the past year. In many instances the award of restricted common stock vests over a four year term in equal periodic tranches. The award of restricted common stock purchased through options generally, although not in every instance, vests immediately upon exercise of the option and generally has a validity of up to ten years and a per share purchase price, of no less than, the fair market value of our common stock on the date of grant. The awards are intended to serve as a means of incentive compensation for performance.

Retirement Plans

Our wholly owned subsidiary, CUI, Inc., maintains a 401(k) plan. The Company has a 401(k) retirement savings plan that allows employees to contribute to the plan after they have completed 3 months of service and are 21 years of age. The Company matches the employee’s contribution up to 6% of total compensation. Total employer contributions, net of forfeitures, were $215,118 and $179,234, for 2012 and 2011, respectively.

Change in Control Agreements

Our executives are awarded protection upon a change in control as specifically provided in their employment contracts.

Perquisites

The Company does not provide for any perquisites or any other benefits for its senior executives that are not generally available to all employees.

Compensation Committee Charter

Our Compensation Committee Charter is posted on our website at www.cuiglobal.com.

Summary Compensation Table

The following table sets forth the compensation paid and accrued to be paid by the Company for the fiscal years 2012, 2011 and 2010 to the Company’s Chief Executive Officer and two most highly compensated executive officers of the Company.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)		Stock Awards ($)		Option Awards ($)(10)(11)		Non-equity Incentive Plan Compensation ($)		All Other Compensation ($)	Total ($)
William J. Clough, CEO/President/ Counsel/Director(1)	2012	337,500	(2)	160,080	(2)	848,599	(3)	204,920	(2)	17,860	1,568,959
	2011	325,000	(2)	—		—		124,792	(2)	6,110	455,902
Daniel N. Ford, CFO(4)	2012	195,000	(5)	51,120	(5)	27,451	(6)	160,130	(5)	34,860	468,561
	2011	195,000	(5)	—		—		62,500	(5)	33,186	290,686
Matthew M. McKenzie, COO/ President of CUI Inc./Director(7)	2012	205,000	(8)	32,400	(8)	40,093	(9)	147,808	(8)	34,860	460,161
	2011	205,000	(8)	—		—		114,583	(8)	32,475	352,058

Footnotes:

1.	Mr. Clough joined the Company on September 1, 2005. Effective September 13, 2007, Mr. Clough was appointed CEO/President of CUI Global and Chief Executive Officer of CUI, Inc., a wholly owned subsidiary of the Company.
2.	Mr. Clough is employed under a multi-year employment contract with the Company, which was recently extended to run to and through August 1, 2015. Said contract provides, in relevant part, for an annual salary of $350,000 and bonus provisions for each calendar year. Bonuses are approved quarterly based on various performance-related factors and an evaluation of current performance. All such bonus payments shall be paid to Mr. Clough in equal monthly installments following the quarter in which the bonus is earned and shall be paid on the 15th day of each month. During 2012, in accordance with the bonus provisions of his employment contract, Mr. Clough received 33,350 shares of common stock with a fair value of $160,080. At December 31, 2012 and 2011, there was an accrual of $53,542 and $13,542, respectively, for compensation owed to Mr. Clough.
3.	Effective April 16, 2012, Mr. Clough received a bonus option to purchase 37,177 common shares as CEO and an additional 3,300 common shares as a director, within ten years from date of issuance, at a price of $4.56 per share that vests over 4 years: 25% at year one and thereafter in equal monthly installments. Under the terms of Mr. Clough's contract extension, effective September 21, 2012, Mr. Clough received a bonus option to purchase 330,000 common shares, within ten years from date of issuance, at a price of $6.00 per share that vests in equal monthly installments over 4 years.
4.	Mr. Ford joined the Company May 15, 2008 as Chief Financial Officer of CUI Global and CUI, Inc., a wholly owned subsidiary of the Company.
5.	Mr. Ford is employed under a three year employment contract with the Company, which was extended to May 15, 2014 and provides, in relevant part, for an annual salary of $195,000 and bonus provisions for each calendar year, beginning with 2010, in which the CUI Global year end Statement of Operations shows a Net Profit and the Gross Revenue equal to or that exceeds fifteen percent (15%), but less than thirty percent (30%), of the immediate preceding calendar year, he shall be entitled to receive a cash bonus in an amount equal to fifty percent (50%) of his prior year base salary in addition to any other compensation to which he may be entitled; provided, however, that he shall be entitled to the bonus only if he has been employed by the Company during that entire calendar year. In substitution of the bonus percentages described above, he shall be entitled to receive, in any year in which annual Gross Revenue exceeds by 30% of the prior calendar year gross revenue, a sum equal to 100% of his prior year base salary. Bonuses are approved quarterly based on the above factors and an evaluation of current performance. All such bonus payments shall be paid to Mr. Ford in equal monthly installments following the quarter in which the bonus is earned and shall be paid on the 15th day of each month. During 2012, in accordance with the bonus provisions of his employment contract, Mr. Ford received 10,650 shares of common stock with a fair value of $51,120. At December 31, 2012 and 2011 there was an accrual of $8,125 and $0, respectively, for compensation owed to Mr. Ford.
6.	Effective April 16, 2012, Mr. Ford received a bonus option to purchase 12,598 common shares, within ten years from date of issuance, at a price of $4.56 per share that vests over 4 years: 25% at year one and thereafter in equal monthly installments.
7.	Mr. McKenzie joined the Company May 15, 2008 as Chief Operating Officer of CUI Global and President and Chief Operating Officer of CUI, Inc., a wholly owned subsidiary of the Company.

8.	Mr. McKenzie is employed under a three year employment contract with the Company, which was extended to May 15, 2014 and provides, in relevant part, for an annual salary of $205,000 and bonus provisions for each calendar year, beginning with 2010, in which the CUI Global year end Statement of Operations shows a Net Profit and the Gross Revenue equal to or that exceeds fifteen percent (15%), but less than thirty percent (30%), of the immediate preceding calendar year, he shall be entitled to receive a cash bonus in an amount equal to fifty percent (50%) of his prior year base salary in addition to any other compensation to which he may be entitled; provided, however, that he shall be entitled to the bonus only if he has been employed by the Company during that entire calendar year. In substitution of the bonus percentages described above, he shall be entitled to receive, in any year in which annual Gross Revenue exceeds by 30% of the prior calendar year gross revenue, a sum equal to 100% of his prior year base salary. Bonuses are approved quarterly based on the above factors and an evaluation of current performance. All such bonus payments shall be paid to Mr. McKenzie in equal monthly installments following the quarter in which the bonus is earned and shall be paid on the 15th day of each month. During 2012, in accordance with the bonus provisions of his employment contract, Mr. McKenzie received 6,750 shares of common stock with a fair value of $32,400. At December 31, 2012 and 2011 there was an accrual of $8,542 and $12,083, respectively, for compensation owed to Mr. McKenzie.
9.	Effective April 16, 2012, Mr. McKenzie received a bonus option to purchase 15,100 common shares as COO and an additional 3,300 common shares as a director, within ten years from date of issuance, at a price of $4.56 per share that vests over 4 years: 25% at year one and thereafter in equal monthly installments.
10.	As of December 31, 2012, William J. Clough, CEO/Director held 456,231 outstanding options, Matthew M. McKenzie, COO/Director held 60,001 outstanding options and Daniel N. Ford, CFO held 37,794 outstanding options.
11.	Please see the disclosure of assumptions made in the valuation of the option awards included in Note 8 of Notes to Consolidated Financial Statements, Stockholders' Equity in the Company’s financial statements included elsewhere in this prospectus.

Outstanding Equity Awards At Fiscal Year End

The following table sets forth the outstanding equity awards at December 31, 2012 to each of the named executive officers:

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration
William J. Clough(1)	37,177	—	7.50	1/1/2019
William J. Clough(1)	8,100	—	7.50	1/1/2019
Matthew M. McKenzie(1)	15,100	—	7.50	1/1/2019
Matthew M. McKenzie(1)	8,100	—	7.50	1/1/2019
Daniel N. Ford(1)	12,598	—	7.50	1/1/2019
William J. Clough(2)	20,912	16,265	9.00	10/11/2020
William J. Clough(2)	3,300	—	9.00	10/11/2020
Matthew M. McKenzie(2)	8,494	6,606	9.00	10/11/2020
Matthew M. McKenzie(2)	3,300	—	9.00	10/11/2020
Daniel N. Ford(2)	7,086	5,512	9.00	10/11/2020
William J. Clough(3)	—	37,177	4.56	4/16/2022
William J. Clough(3)	—	3,300	4.56	4/16/2022
Matthew M. McKenzie(3)	—	15,100	4.56	4/16/2022
Matthew M. McKenzie(3)	—	3,300	4.56	4/16/2022
Daniel N. Ford(3)	—	12,598	4.56	4/16/2022
William J. Clough(4)	27,500	302,500	6.00	9/21/2022

Footnotes:

1.	Effective January 1, 2009, Mr. Clough, Mr. McKenzie and Mr. Ford received fully vested bonus options to purchase 37,177, 15,100, and 12,598 common shares, respectively, within ten years from date of issuance, at a price of $7.50 per share. Also effective January 1, 2009, for their service as directors of the Company, Mr. Clough and Mr. McKenzie received an option to purchase 4,800 common shares at a price of $7.50 within ten years from date of issuance that vests over four years, 25% after the first year and in equal monthly installments over the balance of the four year term and an option to purchase 3,300 common shares at a price of $7.50 per share that vests one year after issuance.
2.	Effective October 11, 2010, Mr. Clough, Mr. McKenzie and Mr. Ford received bonus options to purchase 37,177, 15,100 and 12,598 common shares, respectively, within ten years from date of issuance, at a price of $9.00 per share that vests over 4 years: 25% at year one and thereafter in equal monthly installments. Additionally, effective October 11, 2010, for their service as directors of the Company, Mr. Clough and Mr. McKenzie received an option to purchase 3,300 common shares at a price of $9.00 per share that vests one year after issuance.
3.	Effective April 16, 2012, Mr. Clough, Mr. McKenzie and Mr. Ford received bonus options to purchase 37,177, 15,100 and 12,598 common shares, respectively, within ten years from date of issuance, at a price of $4.56 per share that vests over 4 years: 25% at year one and thereafter in equal monthly installments. Additionally, effective April 16, 2012, for their service as directors of the Company, Mr. Clough and Mr. McKenzie received an option to purchase 3,300 common shares at a price of $4.56 per share that vests one year after issuance.
4.	Effective September 21, 2012, under the terms of his contract extension, Mr. Clough received a bonus option to purchase 330,000 common shares, within ten years from date of issuance, at a price of $6.00 per share that vests in equal monthly installments over 4 years.

DIRECTOR COMPENSATION

For 2012, each of our non-employee directors received the following compensation pursuant to our director compensation plan:

•	Cash Retainer — $23,750 annually for board members and $33,750 for the Chairman.
•	Initial, one time only, option to purchase 4,800 common shares at an exercise price that is not less than the fair market value per share in connection with appointment the board of directors. The option vests over four years, 25% after the first year, thereafter equally each month for the balance of the four year term.
•	Annual Option to purchase 3,300 common shares at an exercise price that is not less than the fair market value per share at the date of grant. The option vests in full after one year.
•	Meeting fee: none.

Director Compensation Table

The following table sets forth the compensation of the non-employee directors for the fiscal year ending December 31, 2012.

Name and Principal Position	Year	Fees earned or paid in cash ($)(2)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Colton Melby, Chmn.	2012	33,750	7,191	—	—	—	40,941
Thomas A. Price	2012	23,750	7,191	—	—	—	30,941
Sean P. Rooney	2012	23,750	7,191	—	—	—	30,941
Corey Lambrecht	2012	23,750	7,191	—	—	—	30,941

Footnotes:

1.	Effective April 16, 2012, each director received an option to purchase 3,300 common shares at a price of $4.56 per share that vests one year after issuance. As of December 31, 2012, each non-employee director held 14,700 options remaining outstanding of which 11,400 of those options were fully vested. Please see the disclosure of assumptions made in the valuation of the option awards included in Note 8 of Notes to Consolidated Financial Statements, Stockholders' Equity in the Company’s financial statements included with this prospectus.
2.	Each director receives a cash retainer of $23,750 annually, no meeting fee and the Chairman receives a cash retainer of $33,750 annually, no meeting fee.

Employment Agreements

During fiscal year 2012, three executive officers were employed under employment agreements.

Those executive officers are:

•	Chief Executive Officer and General Counsel
•	President/Chief Operating Officer of CUI, Inc., a wholly owned subsidiary of CUI Global, Inc. and Chief Operating Officer of CUI Global, Inc.
•	Chief Financial Officer of CUI Global, Inc. and CUI, Inc., a wholly owned subsidiary of CUI Global, Inc.

To see the material terms of each named executive officer’s employment agreement, please see the footnotes to the Summary Compensation Table.

Compensation Committee Interlocks and Insider Participation

None of the members of the Company's Compensation Committee is or has at any time during the last completed fiscal year been an officer or employee of the Company. None of the Company's executive officers has served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on the Company's board of directors or Compensation Committee during the last completed fiscal year.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our voting shares as of February 25, 2013 by: (i) each shareholder known by us to be the beneficial owner of 5% or more of the outstanding voting shares, (ii) each of our directors and executives and (iii) all directors and executive officers as a group. Except as otherwise indicated, we believe that the beneficial owners of the voting shares listed below, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Shares of common stock issuable upon exercise of options and warrants that are currently exercisable or that will become exercisable within 60 days of February 25, 2013 have been included in the table.

Effective September 17, 2012, the Board of Directors passed a resolution eliminating and discontinuing all Series A and B Convertible Preferred and Series C Preferred stock. No shares of preferred stock are outstanding at the date of this prospectus.

BENEFICIAL INTEREST TABLE
	Common Stock
Name and Address of Beneficial Owner(1)	Number	Percent of Class(2)	Percent of All Voting Securities(3)	Percent of All Voting Securities After Offering(12)
Colton Melby(4)	388,021	3.56%	3.56%	2.01%
William J. Clough(5)	153,514	1.39%	1.39%	*
Thomas A. Price(6)	71,367	*	*	*
Sean P. Rooney(7)	20,473	*	*	*
Corey Lambrecht(8)	14,700	*	*	*
Matthew M McKenzie(9)	53,551	*	*	*
Daniel N. Ford(10)	36,939	*	*	*
Manchester Management Company, LLC(11)	691,665	6.36%	6.36%	3.59%
Officers, Directors, Executives as Group	738,565	6.62%	6.62%	3.78%

Footnotes:

1.	Except as otherwise indicated, the address of each beneficial owner is c/o CUI Global, Inc., 20050 SW 112th Avenue, Tualatin, Oregon 97062.
2.	Calculated on the basis of 10,883,280 shares of common stock issued and outstanding at December 31, 2012 except that shares of common stock underlying options and warrants exercisable within 60 days of the date hereof are deemed to be outstanding for purposes of calculating the beneficial ownership of securities of such holder of options or warrants.
3.	Calculated on the basis of 10,883,280 shares of common stock with one vote per share; shares of common stock underlying options exercisable within 60 days of the date hereof are deemed to be outstanding for purposes of calculating the beneficial ownership of securities of such holder of options or warrants.
4.	Mr. Melby controls the investment decisions of a limited liability company that owns the securities. The limited liability company is owned by a limited partnership in which Mr. Melby owns an indirect interest. Mr. Melby's common stock includes vested options to purchase 14,700 common shares. Mr. Melby is Chairman of the Board of Directors. The outstanding shares beneficially owned by Mr. Melby are pledged as collateral for a margin account.
5.	Mr. Clough's common stock includes vested options to purchase 140,181 common shares. Mr. Clough is a Director and Chief Executive Officer/President of CUI Global, Inc.

6.	Mr. Price's shares included vested options to purchase 14,700 common shares. Mr. Price is a Director.
7.	Mr. Rooney's shares include vested options to purchase 14,700 common shares. Mr. Rooney is a Director.
8.	Mr. Lambrecht's shares include vested options to purchase 14,700 common shares. Mr. Lambrecht is a Director.
9.	Mr. McKenzie's shares include vested options to purchase 46,124 common shares. Mr. McKenzie is a Director, Chief Operating Officer of CUI Global, Inc. Mr. McKenzie's securities include an option to purchase 2,796 shares owned by his spouse.
10.	Mr. Ford's shares include vested options to purchase 24,935 common shares. Mr. Ford is the Chief Financial Officer of CUI Global, Inc.
11.	The securities are beneficially owned by both Manchester Management Company, LLC and James E. Besser per the Schedule 13G/A filed February 8, 2013. The address for Manchester Management Company, LLC and James E. Besser is 131 Charles Street, 1st Floor, Boston, Massachusetts 02114.
12.	Calculated on the basis of 10,883,280 shares of common stock outstanding plus the 8,400,000 shares to be issued by this offering; shares of common stock underlying options exercisable within 60 days of the date hereof are deemed to be outstanding for purposes of calculating the beneficial ownership of securities of such holder of options or warrants.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND
CERTAIN CONTROL PERSONS

Except as set forth herein, none of the Company’s directors or officers nor any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to its outstanding shares, nor any immediate family member of any of the foregoing persons, since the beginning of fiscal year 2010, has any material interest, direct or indirect, in any transaction or in any presently proposed transaction where the amount involved exceeds $120,000 which has or will materially affect the Company.

International Electronic Devices, Inc. and Other Affiliate Related Matters

Effective May 16, 2008 the Company formed a wholly owned subsidiary into which CUI, Inc., an Oregon corporation, merged all of its assets. The funding for this acquisition was provided by a bank note, a seller’s note and a convertible seller’s note. Matthew McKenzie, COO, and Daniel Ford, CFO, each were partial owners in CUI, Inc. prior to the acquisition and they each, along with James McKenzie, are shareholders in International Electronic Devices, Inc. (“IED”). The seller’s convertible note was satisfied in 2010.

The acquisition of CUI, Inc. utilized a $14,000,000 seller's promissory note issued by CUI, Inc. (formerly Waytronx Holding, Inc.) to IED, seller of assets in the transaction, payable monthly over three years at $30,000 per month including 1.7% annual simple interest with a balloon payment at the thirty sixth monthly payment, no prepayment penalty, annual success fee of 2.3% payable within three years, and right of first refusal to the note payees relating to any private capital raising transactions of CUI Global during the term of the note. Effective September 1, 2010, the Company and the holder of the $14,000,000 promissory note agreed to reduce the note principal by $1,588,063 and accrued interest by $724,729 and to restructure the interest rate and payment terms. The forgiveness of debt and accrued interest of $2,312,792 was recognized as a contribution of additional paid in capital. With this amendment, the Company agreed to pay $1,500,000 of the principal balance during the fourth quarter of 2010 and an additional $487,208 of the principal balance during the first quarter of 2011. The new terms set the interest rate at 6% per annum with monthly interest payments and a May 15, 2018 balloon payment.

During 2012 and 2011, $3,468,221 and $1,110,809, respectively, in principal and interest payments were made in relation to the promissory notes issued to IED. The 2012 payment utilized $3,000,000 from the equity sale proceeds for the repayment of principal. The 2011 payment included a note receivable balance of $192,508 held by CUI Global that was conveyed to IED and applied towards the promissory note balance in accordance with a settlement agreement.

Leased Office and Warehouse

As an integrated part of the CUI asset acquisition, the CUI Global, Inc. corporate offices were relocated to the CUI location at 20050 SW 112th Avenue, Tualatin, Oregon 97062. CUI and CUI Global occupy the

61,380 square feet of offices and warehouse premises under a ten year, non-cancelable lease agreement beginning September 1, 2006 with Barakel, LLC (a related party) at a base monthly rent subject to periodic base payment increases plus real property taxes, utilities, insurance and common area maintenance charges. During the year ended December 31, 2012, the monthly base rent was $40,250 in accordance with the lease schedule. During the period January 1 through August 31, 2011, the monthly base rent was $40,000 and increased in accordance with the lease schedule to $40,250 for the period September 1 through December 31, 2011. Barakel, LLC is controlled by James McKenzie, majority owner of CUI, Inc. prior to acquisition and father of Matt McKenzie, and Matt McKenzie, COO and Director of the Company.

Matters Relating to the Bank Note

The $6,000,000 bank note utilized in the acquisition of CUI Inc., as noted above, was secured by personal guarantees in the form of Letters of Credit in favor of the Commerce Bank of Oregon (“Commerce Bank”). In consideration for posting the Letters of Credit, the Company issued to each individual who supplied a Letter of Credit, warrants to purchase, within three years at a per share price of $0.30, one CUI Global common share for every thirty dollars ($30) of the Letter of Credit. The warrants became fully vested at the second anniversary date. A former officer of the Company, Clifford Melby, received a 10,000 share warrant which was exercised August 17, 2010; a former director, John Rouse, received a 10,000 share warrant which was exercised December 16, 2010; a director, Colton Melby (through an entity in which Colton Melby controls the investment decisions), received a 13,333 share warrant which was exercised August 18, 2010; a director, Thomas A. Price, received a 23,333 share warrant which was exercised April 19, 2011; a former owner of 10% of the voting rights attached to our outstanding shares, Kjell H. Qvale Survivors Trust, received a 133,333 share warrant which was exercised May 13, 2011; and a 10,000 share warrant was issued to an individual investor, which was exercised May 4, 2011.

In August 2010, the Company received $2,000,000 in equity investment for which the Company issued 631,314 shares of common stock at $3.168 per share. The $2,000,000 received was used to pay down the $6,000,000 bank loan with Commerce Bank, bringing the net loan balance to $4,000,000. The 631,314 shares of common stock were issued as follows: 284,091 to an investor, 126,263 to an entity controlled by a director, Colton Melby, 126,263 to a director, Thomas A. Price, and 94,697 to a former officer of the Company.

DESCRIPTION OF CAPITAL STOCK
AND RELATED STOCKHOLDER MATTERS

Description of Securities

The Company’s common stock is traded on The NASDAQ Stock Market under the trading symbol “CUI.” The Company currently has authorized 325,000,000 common shares, par value $0.001 per share and, as of December 31, 2012, the Company’s issued and outstanding shares consisted of 10,883,280 shares of common stock of which 8,636,820 shares are freely tradable without restriction or limitation under the Securities Act of 1933 (the “Securities Act”). Effective September 17, 2012, the Board of Directors passed a resolution eliminating and discontinuing all Series A and B Convertible Preferred and Series C Preferred stock. No shares of preferred stock are outstanding at the date of this prospectus. As of April 12, 2013, the Company had in excess of 4,000 beneficial shareholders of our common stock and in excess of 2,300 shareholders of record. For a description of provisions of the Company's Articles of Incorporation and Bylaws that could delay, defer or prevent a change of control, see “Risk Factors — Risks Relating to Shareholder Rights.”

Common Stock

The holders of common stock are entitled to one vote per share for each share on all matters to be voted on by the stockholders and do not have cumulative voting rights, pre-emptive rights or other rights to subscribe for, or purchase additional shares of capital stock, and no conversion rights, redemption or sinking-fund provisions. The Company may issue additional shares of common stock which could dilute its current shareholder's share value.

The holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the board of directors in its discretion from funds legally available therefor. The Company has not paid any dividends to date. The Company intends to employ all available funds for the growth and development of its business, and accordingly, does not intend to declare or pay any dividends in the foreseeable future. Our ability to pay dividends on our common stock is limited by our existing line of credit, and may be further restricted by the terms of any of our future debt or preferred securities.

The approximate 2,246,460 shares of common stock held by existing shareholders as of December 31, 2012 that are “restricted” within the meaning of Rule 144 adopted under the Securities Act (the “Restricted Shares”), may not be sold unless they are registered under the Securities Act or sold pursuant to an exemption from registration, such as the exemption provided by Rule 144 promulgated under the Securities Act. The Restricted Shares were issued and sold by us in private transactions in reliance upon exemptions from registration under the Securities Act and may only be sold in accordance with the provisions of Rule 144 of the Securities Act, unless otherwise registered under the Securities Act.

Other than as described herein, as of the date of this prospectus, there are currently no plans, arrangements, commitments or understandings for the issuance of additional shares of common stock.

Preferred Stock

Effective September 17, 2012, the Board of Directors passed a resolution eliminating and discontinuing all Series A and B Convertible Preferred and Series C Preferred stock. As of December 31, 2012, no shares of Series A, Series B and Series C Convertible Preferred Stock were outstanding.

Although we do not presently have any preferred stock outstanding and at present the Company has no plans to issue any preferred stock, our Articles of Incorporation allow us to issue shares of preferred stock without any vote or further action by our stockholders. Our board of directors has the authority to issue preferred stock without further stockholder approval, including large blocks of preferred stock as well as the authority to fix and determine the relative rights and preferences of preferred stock. As a result, our board of directors could authorize the issuance of a series of preferred stock that would grant to holders the preferred right to our assets upon liquidation, the right to receive dividend payments before dividends are distributed to the holders of common stock or other preferred stockholders and the right to the redemption of the shares, together with a premium, prior to the redemption of our common stock or existing preferred shares.

The issuance of shares of preferred stock or the issuance of rights to purchase such shares could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock.

Although the Company’s board of directors is required to make any determination to issue such preferred stock based on its judgment as to the best interests of the shareholders of the Company, the board of directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the shareholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The board of directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless required by law or otherwise.

Employee Equity Incentive Plans

At December 31, 2012, the Company had outstanding the following equity compensation plan information:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuances under equity compensation plans (excluding securities reflected in column
Equity compensation plans approved by security holders	49,917	$5.47	1,329,833
Equity compensation plans not approved by security holders	632,224	$6.54	649,250
Total	682,141	$6.47	1,979,083

Equity Compensation Plans Not Approved by Shareholders

The 2009 Equity Incentive Plan (Executive) provides for the issuance of stock options to attract, retain and motivate executive and management employees and directors and to encourage these individuals to acquire an equity interest in the Company, to make monetary payments to certain management employees and directors based upon the value of the Company’s stock and to provide these individuals with an incentive to maximize the success of the Company and further the interest of the shareholders. The 2009 Plan provides for the issuance of Incentive Non Statutory Options. The Administrator of the plan is authorized to determine the exercise price per share at the time the option is granted, but the exercise price shall not be less than the fair market value on the date the option is granted. Stock options granted under the 2009 Plan have a maximum duration of ten years.

The description of the Company’s capital stock does not purport to be complete and is subject to and qualified by its Articles of Incorporation, Bylaws, amendments thereto, which are filed as exhibits to the registration statement of which this prospectus is a part, and by the provisions of applicable Colorado law.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock is Computershare Trust Company, Inc., 350 Indiana Street, Suite 800, Golden, Colorado 80401.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Colorado General Corporation Act, as revised, provides that if so provided in the articles of incorporation, the corporation shall eliminate or limit the personal liability of a director to the corporation or to its shareholders for monetary damages for breach of fiduciary duty as a director; except that any such provision shall not eliminate or limit the liability of a director to the corporation or to its shareholders for monetary damages for any breach of the director's duty of loyalty to the corporation or to its shareholders, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, unlawful distributions, or any transaction from which the director directly or indirectly derived an improper personal benefit.

Our Articles of Incorporation and Bylaws provide that a person who is performing his or her duties shall not have any liability by reason of being or having been a director of the corporation and that the Company shall indemnify and advance expenses to a director or officer in connection with a proceeding to the fullest extent permitted or required by and in accordance with the indemnification sections of Colorado statutes.

The above discussion of our Articles of Incorporation and the General Corporation Law of Colorado is only a summary and is qualified in its entirety by the full text of each of the foregoing.

UNDERWRITING

Each underwriter named below has agreed to buy, subject to the terms of the underwriting agreement, the number of shares of common stock listed opposite its name below. Each underwriter is committed to purchase and pay for all of the shares if any are purchased, other than those shares covered by the over-allotment option we describe below. The underwriting agreement also provides that if the underwriters default, this offering of our securities may be terminated.

Underwriters	Number of Shares
Craig-Hallum Capital Group LLC	7,560,000
Merriman Capital, Inc.	840,000
Total	8,400,000

The underwriters have advised us that they propose to offer the shares of common stock to the public at $5.00 per share. The underwriters propose to offer the shares to be sold in this offering to certain dealers at the same prices less an aggregate concession of not more than $0.15 for each share. After the offering, these figures may be changed by the underwriters.

We have granted to the underwriters an option to purchase up to an additional 1,260,000 shares of common stock from us at the same prices to the public, and with the same underwriting discount, as set forth in the table below. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, the underwriters will become obligated, subject to certain conditions, to purchase the shares for which they exercises the option in the same proportion as shown in the table above.

The table below summarizes the underwriting discounts that we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the over-allotment option. In addition to the underwriting discount, we have agreed to reimburse the underwriters for their reasonable out-of-pocket accountable fees and disbursements in connection with this offering (excluding the fees and expenses of the underwriters’ counsel), up to $125,000. We will not reimburse the underwriters for any fees or expenses of the underwriters’ counsel if the offering is completed. We also granted Craig-Hallum Capital Group LLC a right of first refusal to serve as our exclusive placement agent, lead managing underwriter or exclusive financial advisor in connection with future financing or merger or acquisition transactions we undertake on or before September 30, 2013 if this offering is completed. In accordance with applicable rules of the Financial Industry Regulatory Authority (“FINRA”), Craig-Hallum Capital Group LLC does not have more than one opportunity to waive or terminate the right of first refusal in consideration of any payment or fee, and any payment or fee to waive or terminate the right of first refusal must be paid in cash and have a value not in excess of the greater of 1% of the proceeds in this offering (or, if greater, the maximum amount permitted by FINRA rules for compensation in connection with this offering) or 5% of the underwriting discount or commission paid in connection with any future financing subject to right of first refusal (including any overallotment option that may be exercised). The fees and expenses of the underwriters that we have agreed to reimburse are not included in the underwriting discounts set forth in the table below.

The underwriters have not received and will not receive from us any other item of compensation or value in connection with this offering considered by FINRA to be underwriting compensation under its rule of fair price. The underwriting discount and other items of compensation the underwriters will receive were determined through arms' length negotiations between us and the underwriters.

	Total with no Over-Allotment	Total with Over-Allotment
Underwriting discount to be paid to the underwriters by us	$2,520,000	$2,898,000

We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be $373,065. This includes $125,000 of fees and expenses of the underwriters.

We have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act of 1933, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Our directors and officers have agreed not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for shares of common stock without the prior written consent of the Craig-Hallum Capital Group LLC for a period of 90 days after the date of this prospectus. These “lock-up” agreements are subject to limited exceptions, including with respect to Colton Melby, the Chairman of our Board of Directors, an exception for non-elected or forced sales of our securities in connection with a margin account maintained by him with a broker-dealer and for which shares of our common stock serve as collateral for the account.

We have agreed to certain restrictions on our ability to sell additional shares of our common stock for a period of 90 days after the date of this prospectus. We have agreed not to offer, sell, agree to sell, directly or indirectly, or otherwise issue or dispose of, any shares of common stock, securities convertible into or exchangeable for shares of common stock, or any related security or instrument, without the prior written consent of the Craig-Hallum Capital Group LLC. The agreement is subject to limited exceptions.

The 90-day lock-up period in all of the lock-up agreements is subject to extension if (i) during the last 17 days of the lock-up period we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, in which case the restrictions imposed in these lock-up agreements shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. The restrictions in the lock-up agreements can be waived at any time in the sole discretion of the Craig-Hallum Capital Group LLC.

To facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares than have been sold to them by us. The underwriters may elect to cover any such short position by purchasing shares of common stock in the open market or by exercising the over-allotment option granted to the underwriters. In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the common stock to the extent that it discourages resales of the common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the NASDAQ Stock Market or otherwise and, if commenced, may be discontinued at any time.

In connection with this offering, the underwriters (and selling group members) may also engage in passive market making transactions in the common stock on the NASDAQ Stock Market. Passive market making consists of displaying bids on the NASDAQ Stock Market limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

The underwriters may facilitate the marketing of this offering online directly or through one of their affiliates. In those cases, prospective investors may view offering terms and a prospectus online and place orders online or through their financial advisors.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;
(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or
(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression

“Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

This prospectus and any other material in relation to the shares described herein is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospective Directive (“qualified investors”) that also (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), (ii) who fall within Article 49(2)(a) to (d) of the Order or (iii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to purchase or otherwise acquire such shares will be engaged in only with, relevant persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

The distribution of this prospectus in the United Kingdom to anyone not falling within the above categories is not permitted and may contravene the Order. No person falling outside those categories should treat this prospectus as constituting a promotion to him, or act on it for any purposes whatever. Recipients of this prospectus are advised that we, the underwriters and any other person that communicates this prospectus are not, as a result solely of communicating this prospectus, acting for or advising them and are not responsible for providing recipients of this prospectus with the protections which would be given to those who are clients of any aforementioned entities that is subject to the Financial Services Authority Rules.

Italy

The offering of the shares of our common stock has not been registered pursuant to the Italian securities legislation and, accordingly, we have not offered or sold, and will not offer or sell, our common stock in the Republic of Italy in a solicitation to the public, and that sales of our common stock in the Republic of Italy shall be effected in accordance with all Italian securities, tax and exchange control and other applicable laws and regulations. In any case, our common stock cannot be offered or sold to any individuals in the Republic of Italy either in the primary market or the secondary market.

We will not offer, sell or deliver any securities or distribute copies of this prospectus or any other document relating to our common stock in the Republic of Italy except to “Professional Investors”, as defined in Article 31.2 of CONSOB Regulation No. 11522 of 2 July 1998 as amended (“Regulation No. 11522”), pursuant to Article 30.2 and 100 of Legislative Decree No. 58 of 24 February 1998 as amended (“Decree No. 58”), or in any other circumstances where an expressed exemption to comply with the solicitation restrictions provided by Decree No. 58 or Regulation No. 11971 of 14 May 1999 as amended applies, provided, however, that any such offer, sale or delivery of our common stock or distribution of copies of this prospectus or any other document relating to our common stock in the Republic of Italy must be:

(a)	made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of 1 September 1993 as amended (“Decree No. 385”), Decree No. 58, CONSOB Regulation No. 11522 and any other applicable laws and regulations;
(b)	in compliance with Article 129 of Decree No. 385 and the implementing instructions of the Bank of Italy, pursuant to which the issue, trading or placement of securities in Italy is subject to a prior notification to the Bank of Italy, unless an exemption, depending, inter alia, on the aggregate amount and the characteristics of our common stock issued or offered in the Republic of Italy, applies; and
(c)	in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

INTERESTS OF NAMED EXPERTS AND COUNSEL

Legal Counsel

The legality of the issuance of the shares offered in this prospectus will be passed on for us by Johnson, Pope, Boker, Ruppel & Burns, LLP Clearwater, Florida. No shareholder of this firm owns any of our securities. The underwriters have been represented by Faegre Baker Daniels LLP, Minneapolis, Minnesota.

No expert or counsel named in this prospectus as having prepared or having certified any part of this prospectus or having given an opinion on the validity of the securities being registered or on other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parent or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer or employee.

Certifying Accountant

The financial statements of the Company included herein as of December 31, 2012 and December 31, 2011, and for each of the two fiscal years ended December 31, 2012, have been audited by Liggett, Vogt & Webb, P. A., Independent Registered Public Accounting Firm, as set forth in its report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Orbital Gas Systems Limited included herein as of fiscal years ended June 30, 2012 and June 30, 2011 have been audited by Baker Tilly Virchow Krause, LLP, Independent Auditors, as set forth in its report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities may be invoked to disclaim liability for damages arising under the Securities Act of 1933, as amended, or the Securities Act of 1934 (collectively, the “Acts”), as amended, it is the position of the Securities and Exchange Commission that such indemnification is against public policy as expressed in the Acts and are therefore, unenforceable.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 pursuant to the Securities Act of 1933, as amended, with respect to the offer, issuance and sale of the shares of our common stock being registered herein. This Prospectus does not contain all of the information set forth in the registration statement. For further information with respect to us and the shares of our common stock to be sold in this offering, we make reference to the registration statement.

We are subject to the informational requirements of the Securities Exchange Act of 1934 and are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy all or any portion of the registration statement or any other information, which we filed at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. The address for the SEC's public reference room in Washington, D.C. is U.S. Securities and Exchange Commission, 100 “F” Street, N.E., Washington, DC 20549. You may request copies of these documents, upon payment of a duplicating filing fee, by writing to the SEC. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available to you free of charge at the SEC's web site at http://www.sec.gov and our Company website at www.CUIGlobal.com.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of:

CUI Global, Inc.

We have audited the accompanying consolidated balance sheets of CUI Global, Inc. (the “Company”) as of December 31, 2012 and 2011, and the related statements of operations and comprehensive income and loss, stockholders’ equity, and cash flows for the years ended December 31, 2012 and 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the financial position of CUI Global, Inc. as of December 31, 2012 and 2011 and the results of its operations and its cash flows for the years ended December 31, 2012 and 2011 in conformity with accounting principles generally accepted in the United States of America.

/s/ LIGGETT, VOGT & WEBB, P.A.
Certified Public Accountants

Boynton Beach, Florida
February 19, 2013

CUI Global, Inc.
Consolidated Balance Sheets
For the Years Ended December 31, 2012 and 2011

	December 31, 2012	December 31, 2011
Assets:
Current Assets:
Cash and cash equivalents	$3,039,840	$176,775
Trade accounts receivable, net of allowance of $130,000 and $125,000, respectively	4,965,926	3,694,641
Inventories, net of allowance of $250,000 and $240,000, respectively	4,843,905	3,563,111
Prepaid expenses and other	378,885	683,101
Total current assets	13,228,556	8,117,628
Property and equipment, net	1,016,219	910,810
Other assets:
Investment – equity method	258,244	198,621
Other Intangible assets, net	8,618,524	8.967,041
Deposits and other	11,360	92,216
Notes receivable, net	501,422	529,706
Debt offering costs, net	42,778	116,111
Goodwill	13,046,358	13,046,358
Total other assets	22,478,686	22,950,053
Total assets	$36,723,461	$31,978,491
Liabilities and stockholders' equity:
Current liabilities:
Accounts payable	$2,496,881	$2,114,029
Preferred stock dividends payable	—	5,054
Line of credit	459,448	1,528,900
Accrued expenses	1,142,839	1,197,395
Accrued compensation	186,636	126,672
Unearned revenue	371,541	70,755
Note payable, current portion due	—	4,000,000
Convertible note payable, related party, current portion due	—	35,000
Total current liabilities	4,657,345	9,077,805
Long term note payable, related party, net of current portion due	7,303,683	10,303,683
Total long term liabilities	7,303,683	10,303,683
Total liabilities	11,961,028	19,381,488
Commitments and contingencies

See accompanying notes to financial statements

	December 31, 2012	December 31, 2011
Stockholders' equity:
Preferred stock, par value $0.001; 0 and 10,000,000 shares authorized at December 31, 2012 and 2011, respectively	—	—
Convertible Series A preferred stock, 0 and 5,000,000 shares authorized, 0 and 50,543 shares issued and outstanding liquidation preference of $0 and $50,543 at December 31, 2012 and December 31, 2011, respectively	—	51
Convertible Series B preferred stock, 0 and 30,000 shares authorized, and no shares outstanding at December 31, 2012 and December 31, 2011, respectively	—	—
Convertible Series C preferred stock, 0 and 10,000 shares authorized, and no shares outstanding at December 31, 2012 and December 31, 2011, respectively	—	—
Common stock, par value $0.001; 325,000,000 and 325,000,000 shares authorized and 10,883,280 and 7,134,856 shares issued and outstanding at December 31, 2012 and December 31, 2011, respectively	10,883	7,315
Additional paid-in capital	100,947,708	86,217,169
Accumulated deficit	(76,171,822)	(73,645,501)
Accumulated other comprehensive gain (loss)	(24,336)	17,969
Total stockholders' equity	24,762,433	12,597,003
Total liabilities and stockholders' equity	$36,723,461	$31,978,491

See accompanying notes to financial statements

CUI Global, Inc.
Consolidated Statements of Operations
For the Years Ended December 31, 2012 and 2011

	2012	2011
Revenues:
Product Sales	$41,031,050	$38,877,698
Revenue from freight	53,539	60,628
Total revenue	41,084,589	38,938,326
Cost of revenues	25,707,893	24,133,073
Gross profit	15,376,696	14,805,253
Operating expenses
Selling, general and administrative	16,221,373	13,347,853
Research and development	791,332	716,321
Bad debt	65,763	82,192
Impairment of intangible, trademark and trade name V-Infinity	278,428	—
Total operating expenses	17,356,896	14,146,366
Income (loss) from continuing operations	(1,980,200)	658,887
Other income (expense)
Other income	95,069	53,657
Other expense	(18,567)	(38,678)
Gain on sale of technology rights	—	143,636
Earnings from equity investment	59,623	41,472
Interest expense – amortization of debt offering costs and debt discount	(73,333)	(334,747)
Interest expense	(575,199)	(918,189)
Total other income (expense), net	(512,407)	(1,052,849)
Loss from continuing operations before taxes	(2,492,607)	(393,962)
Provision for taxes	33,714	29,810
Consolidated loss from continuing operations	(2,526,321)	(423,772)
Income (loss) from discontinued operations
(Loss) from discontinued operations	—	(160,153)
Gain on divestment of Comex Electronics	—	603,034
Net income from discontinued operations	—	442,881
Consolidated Net income (loss)	(2,526,321)	19,109
Less: Net income from discontinued operations – noncontrolling interest	—	67,872
Net (loss) allocable to common stockholders	$(2,526,321)	$(48,763)
Basic and diluted (loss) per common share from continuing operations	$(0.25)	$(0.06)
Basic and diluted income per common share from discontinued operations – attributable to CUI Global, Inc.	$—	$0.05
Basic and diluted (loss) per common share	$(0.25)	$(0.01)
Basic weighted average common and common equivalents shares outstanding	10,175,989	7,249,180

See accompanying notes to financial statements

CUI Global, Inc.
Consolidated Statements of Comprehensive Income and Loss
For the Years Ended December 31, 2012 and 2011

	2012	2011
Net (loss) allocable to common stockholders	$(2,526,321)	$(48,763)
Other comprehensive income (loss)
Foreign currency translation adjustment	$(42,305)	$68,779
Comprehensive income (loss)	$(2,568,626)	$20,016

See accompanying notes to financial statements

CUI Global, Inc.
Consolidated Statements of Changes in Stockholders’ Equity
For the Years Ended December 31, 2012 and 2011

	Series A Preferred Stock and Preferred Stock Issuable		Series B Preferred Stock		Series C Preferred Stock		Common Stock and Common Stock Issuable
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance, December 31, 2010	50,543	$51	—	$—	—	$—	7,136,523	$7,137
Warrants and options granted for services and compensation	—	—	—	—	—	—	—	—
Common stock issued for options and warrants exercised in exchange for cash and accrued compensation	—	—	—	—	—	—	166,936	167
Common stock issued for services and compensation	—	—	—	—	—	—	10,957	11
Fractional Shares that were Rounded Up as a Result of the Reverse-Split	—	—	—	—	—	—	97	—
Noncontrolling interest divestment of Comex Electronics Ltd.	—	—	—	—	—	—	—	—
Net loss for the year ended December 31, 2011	—	—	—	—	—	—	—	—
Less Non-controlling interest	—	—	—	—	—	—	—	—
Other comprehensive gain	—	—	—	—	—	—	—	—
Balance, December 31, 2011	50,543	$51	—	$—	—	$—	7,314,513	$7,315
Warrants and options granted for services and compensation	—	—	—	—	—	—	—	—
Common stock issued for options and warrants exercised in exchange for cash and accrued compensation	—	—	—	—	—	—	10,071	10
Common stock issued for the conversion of Preferred Stock and accrued preferred stock dividends	(50,543)	(51)	—	—	—	—	9,661	9
Issuance of common stock	—	—	—	—	—	—	3,359,887	3,360
Common stock issued for services and compensation	—	—	—	—	—	—	188,096	188
Common stock issued for royalties	—	—	—	—	—	—	1,052	1
Fractional Shares that were Rounded Up as a Result of the Reverse-Split	—	—	—	—	—	—	—	—
Net loss for the year ended December 31, 2012	—	—	—	—	—	—	—	—
Other comprehensive (loss)	—	—	—	—	—	—	—	—
Balance, December 31, 2012	—	$—	—	$—	—	$—	10,883,280	$10,883

See accompanying notes to financial statements

	Additional Paid-in capital	Subscription Receivable	Accumulated Deficit	Noncontrolling Interest	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity (Deficit)
Balance, December 31, 2010	$85,939,480	$—	$(73,596,738)	$(346,344)	$(50,810)	$11,952,776
Warrants and options granted for services and compensation	166,367	—	—	—	—	166,367
Common stock issued for options and warrants exercised in exchange for cash and accrued compensation	49,833	—	—	—	—	50,000
Common stock issued for services and compensation	61,489	—	—	—	—	61,500
Fractional Shares that were Rounded Up as a Result of the Reverse-Split	—	—	—	—	—	—
Noncontrolling interest divestment of Comex Electronics Ltd.	—	—	—	278,472	—	278,472
Net loss for the year ended December 31, 2011	—	—	(48,763)	—	—	(48,763)
Less Non-controlling interest	—	—	—	67,872	—	67,872
Other comprehensive gain	—	—	—	—	68,779	68,779
Balance, December 31, 2011	$86,217,169	$—	$(73,645,501)	$—	$17,969	$12,597,003
Warrants and options granted for services and compensation	232,785	—	—	—	—	232,785
Common stock issued for options and warrants exercised in exchange for cash and accrued compensation	3,011	—	—	—	—	3,021
Common stock issued for the conversion of Preferred Stock and accrued preferred stock dividends	5,095	—	—	—	—	5,053
Issuance of common stock	13,525,903	—	—	—	—	13,529,263
Common stock issued for services and compensation	957,108	—	—	—	—	957,296
Common stock issued for royalties	6,637	—	—	—	—	6,638
Fractional Shares that were Rounded Up as a Result of the Reverse-Split	—	—	—	—	—	—
Net loss for the year ended December 31, 2012	—	—	(2,526,321)	—	—	(2,526,321)
Other comprehensive (loss)	—	—	—	—	(42,305)	(42,305)
Balance, December 31, 2012	$100,947,708	$—	$(76,171,822)	$—	$(24,336)	$24,762,433

See accompanying notes to financial statements

CUI Global, Inc.
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2012 and 2011

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) – attributable to common stockholders	$(2,526,321)	$(48,763)
Adjustments to reconcile net (loss) to net cash provided by (used in) operating activities:
Stock based compensation	1,190,081	227,867
Non-cash interest expense, including amortization of beneficial conversion value, warrant related debt discounts and intrinsic value of convertible debt and amortization of debt discount and amortization of debt offering costs	73,333	334,747
Earnings in equity investment	(59,623)	(41,472)
Bad debt expense	65,763	82,192
Amortization of technology rights	26,510	245,144
Amortization of patent costs	664	333
Amortization of website development	13,718	4,328
Amortization of intangible, trademark and trade name V-Infinity	109,540	—
Impairment of intangible, trademark and trade name V-Infinity	278,428	—
Inventory reserve	10,000	75,995
Gain on sale of technology rights	—	(143,636)
Loss on disposal of assets	—	1,563
Net income – noncontrolling interest in discontinued operations	—	67,872
Depreciation	579,861	520,959
(Increase) decrease in assets:
Trade accounts receivable	(1,337,048)	107,902
Inventory	(1,290,794)	96,535
Prepaid expenses and other current assets	285,690	(335,302)
Deposits and other assets	80,856	(29,001)
Increase (decrease) in liabilities:
Accounts payable	382,852	356,347
Accrued expenses	(47,919)	(391,289)
Accrued compensation	59,964	(272,341)
Unearned revenue	300,786	725
NET CASH PROVIDED BY (USED IN) CONTINUING OPERATING ACTIVITIES	(1,803,659)	860,705
NET CASH PROVIDED BY DISCONTINUED OPERATING ACTIVITIES	—	22,141
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in patents	—	(6,646)
Investment in other intangible assets, net	(80,343)	(37,418)
Proceeds from Notes receivable	46,808	63,506
Proceeds from sales of technology rights	—	425,000
Purchase of property and equipment	(685,269)	(422,970)
NET CASH PROVIDED BY (USED IN) CONTINUING INVESTING ACTIVITIES	(718,804)	21,472
NET CASH PROVIDED BY DISCONTINUED INVESTING ACTIVITIES	—	195,278

See accompanying notes to financial statements

	2012	2011
CASH FLOWS FROM FINANCING ACTIVITIES:
Payments to demand notes payable, net of proceeds	(1,069,452)	(20,879)
Payments to notes and loans payable, net of proceeds	(4,000,000)	(481,326)
Proceeds from (payments to) convertible notes payable, related party	(35,000)	35,000
Payments on notes and loans payable, related party	(3,000,000)	(300,000)
Proceeds from sales of common stock, and exercise of warrants and options, net of offering costs	13,532,285	50,000
NET CASH PROVIDED BY (USED IN) CONTINUING FINANCING ACTIVITIES	5,427,833	(717,205)
NET CASH (USED IN) DISCONTINUED FINANCING ACTIVITIES	—	(648,218)
EFFECT OF EXCHANGE RATE CHANGES ON CASH	(42,305)	68,779
Cash and cash equivalents at beginning of year	176,775	373,823
Cash and cash equivalents at end of period	3,039,840	176,775
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$2,863,065	$(197,048)
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income taxes paid	$72,630	$39,264
Interest paid	$597,814	$917,216
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Amortization of debt offering costs	$73,333	$334,747
Royalties paid in common stock	$6,638	$—
Conversion of accrued liabilities to common stock	$5,054	$—
Conversion of preferred stock to common stock	$51	$—
Common stock issued for consulting services and compensation and accrued liabilities payable in common stock	$957,295	$61,500

See accompanying notes to financial statements

CUI Global, Inc.
Notes to Consolidated Financial Statements
December 31, 2012 and 2011

1.  NATURE OF OPERATIONS AND BASIS OF PRESENTATION

CUI Global Inc. (“the Company”) is a platform company dedicated to maximizing shareholder value through the acquisition, development and commercialization of new, innovative technologies. Through its subsidiaries, CUI Global has built a diversified portfolio of industry leading technologies that touch many markets.

CUI defines its products into three categories: electronic components including connectors, speakers, buzzers and control solutions including encoders and sensors; power solutions and test and measurement including the Vergence GasPT2. These offerings provide a technology architecture that addresses power and related accessories as well as test and measurement capabilities to industries ranging from consumer electronics to defense and alternative energy.

In July 2009 CUI Global acquired, as a wholly owned subsidiary, Comex Instruments, Ltd., now known as CUI Japan and 49% of Comex Electronics, Ltd. Both companies are Japanese based providers of electronic components. Effective July 1, 2011, CUI Global entered into an agreement to convey its 49% ownership interest in Comex Electronics to the owners of the remaining 51% who are the original founders and were the original owners of Comex Instruments, for $617,975 in the form of a five year note receivable bearing interest at 4% per annum. The operations of CUI Japan are not affected by this divestment.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates in 2012 and 2011 include estimates used to review the Company’s long-lived assets for impairment, allowances for uncollectible accounts, inventory valuation, valuations of non-cash capital stock issuances and the valuation allowance on deferred tax assets.

Principles of Consolidation

The consolidated financial statements for 2012 include the accounts of CUI Global, Inc. and its wholly owned subsidiaries CUI, Inc. and CUI Japan. The consolidated financial statements for 2011 include the accounts of CUI Global, Inc. and its wholly owned subsidiaries CUI, Inc. and CUI Japan and the discontinued operations of Comex Electronics through June 30, 2011. Significant intercompany accounts and transactions have been eliminated in consolidation.

Fair Value of Financial Instruments

FASB Accounting Standards Codification No. 825 (“FASB ASC 825”), “Financial Instruments”, requires disclosures of information about the fair value of certain financial instruments for which it is practicable to estimate that value. For purposes of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation.

Management believes the carrying amounts of the short-term financial instruments, including cash and cash equivalents, accounts receivable, restricted cash, prepaid expense and other assets, accounts payable, accrued liabilities, notes payable, deferred compensation and other liabilities reflected in the accompanying balance sheet approximate fair value at December 31, 2012 and 2011 due to the relatively short-term nature of these instruments. As of December 31, 2012 and 2011, the Company does not have financial assets or liabilities that are measured at fair value on a recurring basis.

Cash and Cash Equivalents

Cash includes deposits at financial institutions with maturities of three months or less. The Company at times has cash in banks in excess of FDIC insurance limits and places its temporary cash investments with high credit quality financial institutions. At December 31, 2012 and 2011, the Company had $2,724,922 and

CUI Global, Inc.
Notes to Consolidated Financial Statements
December 31, 2012 and 2011

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

$0 balances at financial institutions which were in excess of the FDIC insured limits. However, at December 31, 2012 the Company held $64,497 in Japanese foreign bank accounts and $421 in European foreign bank accounts. At December 31, 2011 the Company held $71,995 in Japanese foreign bank accounts and $62,664 in European foreign bank accounts.

Accounts Receivable and Allowance for Uncollectible Accounts

Accounts receivable consist of the receivables associated with the revenue derived from product sales. An allowance for uncollectible accounts is recorded to allow for any amounts that may not be recoverable, based on an analysis of prior collection experience, customer credit worthiness and current economic trends. Based on management’s review of accounts receivable, an allowance for doubtful accounts of $130,000 and $125,000 was recorded at December 31, 2012 and 2011, respectively. The reserve in both periods takes into account aged receivables that management believes should be specifically reserved for as well as historic experience with bad debts to determine the total reserve appropriate for each period. Receivables are determined to be past due based on the payment terms of original invoices. The Company grants credit to its customers, with standard terms of Net 30 days. The Company routinely assesses the financial strength of its customers and, therefore, believes that its accounts receivable credit risk exposure is limited. Additionally, the Company maintains a foreign credit receivables insurance policy that covers many of its receivable balances in effort to further reduce credit risk exposure.

Inventory

Inventories consist of finished and un-finished products and are stated at the lower of cost or market; using the first-in, first-out (FIFO) method as a cost flow convention. At December 31, 2012 and 2011 inventory is valued, net of allowances, at $4,843,905 and $3,563,111, respectively. The allowances for inventory were $250,000 and $240,000 at December 31, 2012 and 2011, respectively. At December 31, 2012, CUI had finished goods of $4,675,032, raw materials of $365,242, and work in process of $53,631.

Furniture, Equipment and Software

Furniture, equipment and software are recorded at cost and include major expenditures, which increase productivity or substantially increase useful lives.

Maintenance, repairs and minor replacements are charged to expenses when incurred. When furniture and equipment is sold or otherwise disposed of, the asset and related accumulated depreciation are removed from this account, and any gain or loss is included in the statement of operations.

The cost of furniture, equipment and software is depreciated over the estimated useful lives of the related assets. Depreciation is computed using the straight-line method for financial reporting purposes. The estimated useful lives and accumulated depreciation for furniture, equipment and software are as follows:

Estimated Useful Life
Furniture and equipment	3 to 7 years
Software	3 to 5 years
Long-Lived Assets

Long-lived assets and certain identifiable assets related to those assets are periodically reviewed for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recoverable. In performing the review for recoverability, the future cash flows expected to result from the use of the asset and its eventual disposition are estimated. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized as the excess of the carrying amount over the fair value. Otherwise, an impairment loss is not recognized. Management estimates the fair value and the estimated future cash flows

CUI Global, Inc.
Notes to Consolidated Financial Statements
December 31, 2012 and 2011

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

expected. Any changes in these estimates could impact whether there was impairment and the amount of the impairment. There were $278,428 and $0 of impairment expenses recorded by the Company in 2012 and 2011.

Identifiable Intangible Assets

Intangible assets are stated at cost net of accumulated amortization and impairment. The fair value for intangible assets acquired through acquisitions is measured at the time of acquisition utilizing the following inputs, as needed:

1.	Inputs used to measure fair value are unadjusted quote prices available in active markets for the identical assets or liabilities if available.
2.	Inputs used to measure fair value, other than quoted prices included in 1, are either directly or indirectly observable as of the reporting date through correlation with market data, including quoted prices for similar assets and liabilities in active markets and quoted prices in inactive markets. This includes assets and liabilities valued using models or other pricing methodologies that do not require significant judgment since the input assumptions used in the models, such as interest rates and volatility factors, are corroborated by readily observable data from actively quoted markets for substantially the full life of the asset.
3.	Inputs used to measure fair value are unobservable inputs supported by little or no market activity and reflect the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilize management’s estimates of market participant assumptions.
4.	Expert appraisal and fair value measurement as completed by third party experts.

Intangible assets with a determinable finite life, other than goodwill, including technology rights and patents are amortized over an estimated useful life of 15 years or their estimated useful life if less than 15 years. Technology rights are amortized over a twenty year life and are reviewed for impairment annually. Patent costs are amortized over the life of the patent. Any patents not approved will be expensed at that time. Intangible assets are reviewed for impairment annually during the second quarter and whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recoverable. Through this review of all known events and circumstances, management concluded that an impairment charge of $278,428 was necessary regarding the Intangible, trademark and trade name V-Infinity during 2012. The analysis completed in 2012 determined that there was no other impairment necessary during 2012 to other intangible assets.

Goodwill Assets

As detailed in ASC 350 Intangibles-Goodwill and Other subsection 20, the Company tests for goodwill impairment in the second quarter of each year and whenever events or changes in circumstances indicate that the carrying amount of the asset exceeds its fair value and may not be recoverable.

As detailed in ASC 350-20-35-3A, in performing its testing for goodwill impairment, management has completed a qualitative analysis to determine whether it was more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. To complete this review, management followed the steps in ASC 350-20-35-3C to evaluate the fair values of goodwill and considered all known events and circumstances that might trigger an impairment of goodwill. The analysis completed in both 2012 and 2011, determined that there was no impairment necessary to goodwill assets. Through the reviews completed in 2012 and 2011, management concluded that there were no events or circumstances that triggered an impairment (and there was no expectation that a reporting unit or a significant portion of a reporting unit would be sold or otherwise disposed of in the following year), therefore, no further analysis was necessary to prepare for goodwill impairment beyond the steps in 350-20-35-3C in accordance with ASU 2011-08.

CUI Global, Inc.
Notes to Consolidated Financial Statements
December 31, 2012 and 2011

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

CUI Global has adopted ASU 2011-08, which simplifies how an entity is required to test goodwill for impairment. The ASU allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under this ASU, CUI is not required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The ASU includes a number of factors to consider in conducting the qualitative assessment. We adopted ASU 2011-08 during the year ended December 31, 2012. The adoption of ASU 2011-08 did not have an impact on our consolidated financial statements.

Investment — Equity Method

Through the acquisition of CUI, Inc. the Company obtained 352,589 common shares (representing a 11.54% interest at December 31, 2012 and 2011, respectively) in Test Products International, Inc., hereafter referred to as TPI. TPI is a provider of handheld test and measurement equipment. CUI Global enjoys a close association with this affiliate through common Board of Director membership and participation, that allows for a significant amount of influence over affiliate business decisions. Accordingly, for financial statement purposes, the Company accounts for its investment in this affiliated entity under the equity method. A summary of the unaudited financial statements of the affiliate for the years ended December 31, 2012 and 2011 are as follows:

	2012	2011
Current assets	$6,509,736	$5,532,030
Non-current assets	540,518	577,335
Total Assets	$7,050,254	$6,109,365
Current liabilities	$3,272,360	$2,696,409
Non-current liabilities	1,203,826	1,355,370
Stockholders' equity	2,574,068	2,057,586
Total Liabilities and Stockholders' Equity	$7,050,254	$6,109,365
Revenues	$12,538,711	$12,280,892
Operating income	757,484	598,691
Net profit	516,482	359,254
Company share of Net Profit at 11.54%	59,623	41,472
Equity investment in affiliate	$258,244	$198,621
Stock-Based Compensation

The Company accounts for stock based compensation using FASB Accounting Standards Codification No. 718 (“FASB ASC 718”), “Compensation — Stock Compensation”. FASB Codification No. 718 requires the fair value of all stock-based employee compensation awarded to employees to be recorded as an expense over the related vesting period. The statement also requires the recognition of compensation expense for the fair value of any unvested stock option awards outstanding at the date of adoption. Employee stock compensation is recorded at fair value using the Black Scholes Pricing Model. The underlying assumptions used in the Black Scholes Pricing Model by the Company are taken from publicly available sources including, volatility is calculated using historic stock price information from online finance websites such as Google Finance and Yahoo Finance, the stock price on the date of grant is obtained from online finance websites such as those previously noted, appropriate discount rates are obtained from the United States Federal Reserve economic research and data website and other inputs are determined based on previous experience and related estimates.

See Note 13 STOCK-BASED EMPLOYEE COMPENSATION for additional disclosure and discussion of the employee stock plan and activity.

CUI Global, Inc.
Notes to Consolidated Financial Statements
December 31, 2012 and 2011

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Common stock, stock options and common stock warrants issued to other than employees or directors are recorded on the basis of their fair value, as required by FASB ASC 505, which is measured as of the date required by FASB ASC 505, “Equity — Based Payments to Non-Employees”. In accordance with FASB ASC 505, the stock options or common stock warrants are valued using the Black-Scholes option pricing model on the basis of the market price of the underlying common stock on the “valuation date,” which for options and warrants related to contracts that have substantial disincentives to non-performance is the date of the contract, and for all other contracts is the vesting date. Expense related to the options and warrants is recognized on a straight-line basis over the shorter of the period over which services are to be received or the vesting period. Where expense must be recognized prior to a valuation date, the expense is computed under the Black-Scholes option pricing model on the basis of the market price of the underlying common stock at the end of the period, and any subsequent changes in the market price of the underlying common stock up through the valuation date is reflected in the expense recorded in the subsequent period in which that change occurs.

Revenue Recognition

The recognition of revenues requires judgment, including whether a sale includes multiple elements, and if so, whether vendor-specific objective evidence (VSOE) of fair value exists for those elements. Customers receive certain elements of CUI Global products over a period of time. These elements include licensing rights to manufacture and sell our proprietary patent protected products. The ability to identify VSOE for those elements and the fair value of the respective elements could materially impact the amount of earned and unearned revenue. CUI Global does not have any history as to the costs expected to be incurred in granting licensing rights relating to its products. Therefore, revenues may be recorded that are not in proportion to the costs expected to be incurred in performing these services.

Revenues from warranty and maintenance activities are recognized ratably over the term of the warranty and maintenance period and the unrecognized portion is recorded as deferred revenue.

Revenues in connection with electronic devices, component, and test and measurement equipment are recognized at the time the product is shipped to the customer, collectability is reasonably assumed, the price is fixed and determinable and persuasive evidence of arrangement exists.

Shipping and Handling Costs

Amounts billed to customers in sales transactions related to shipping and handling represent revenues earned for the goods provided and are included in sales, and were $53,539 and $60,628 for the years ended December 31, 2012 and 2011, respectively. The Company expenses inbound shipping and handling costs as cost of revenues.

Warranty Reserves

A warranty reserve liability is recorded based on estimates of future costs on sales recognized. There was no warranty reserve recorded at December 31, 2012 or 2011.

Advertising

The costs incurred for producing and communicating advertising are charged to operations as incurred. Advertising expense for the years ended December 31, 2012 and 2011 was $872,250 and $837,584, respectively.

Income Taxes

Income taxes are accounted for under the asset and liability method of FASB Accounting Standards Codification No. 740 (“FASB ASC 740”), “Income Taxes”. Under FASB ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets

CUI Global, Inc.
Notes to Consolidated Financial Statements
December 31, 2012 and 2011

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that includes the enactment date.

Valuation allowances have been established against deferred tax assets due to uncertainties in the Company’s ability to generate sufficient taxable income in future periods to make realization of such assets more likely than not. An income tax benefit has not been recognized for its operating losses generated during 2012 and 2011 based on uncertainties concerning the ability to generate taxable income in future periods. There was no income tax receivable at December 31, 2012 and 2011. In future periods, tax benefits and related deferred tax assets will be recognized when management considers realization of such amounts to be more likely than not.

The Company’s Federal and State tax returns for the years 2007 – 2012 remain open to examination by the tax authorities.

Net Loss Per Share

In accordance with FASB Accounting Standards Codification No. 260 (“FASB ASC 260”), “Earnings Per Share”, basic net loss per share is computed by dividing the net loss available to common stockholders for the period by the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed by dividing net loss available to common stockholders by the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares outstanding as of December 31, 2012 and 2011, which consist of options, warrants, convertible notes and convertible preferred stock, have been excluded from the diluted net loss per common share calculations because they are anti-dilutive. Accordingly, diluted net loss per share is the same as basic net loss per share for 2012 and 2011. The following table summarizes the potential common stock shares at December 31, 2012 and 2011, which may dilute future earnings per share.

	2012	2011
Convertible preferred stock	—	9,266
Warrants and options, vested	262,952	211,861
Convertible debt	—	6,863
	262,952	227,990
Foreign Currency Translation

The financial statements of the Company's foreign offices have been translated into U.S. dollars in accordance with FASB ASC 830, “Foreign Currency Matters” (FASB ASC 830). All balance sheet accounts have been translated using the exchange rate in effect at the balance sheet date. Income statement amounts have been translated using an appropriately weighted average exchange rate for the year. The translation gains and losses resulting from the changes in exchange rates during 2012 and 2011 have been reported in accumulated other comprehensive income, except for gains and losses resulting from the translation of intercompany receivables and payables, which are included in earnings for the period.

Segment Reporting

For the year ended December 31, 2012 and 2011, the Company operates in one operating segment based on the activities of the company in accordance with the ASC 280-10. Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company does not disaggregate profit and loss information on a segment basis for internal management reporting purposes to our chief operating decision maker group which consists of our Chief Executive Officer, Chief Financial Officer and Chief Operating Officer, and therefore such information is not presented.

CUI Global, Inc.
Notes to Consolidated Financial Statements
December 31, 2012 and 2011

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

The 10-K filing for the year ended 2011 presented five operating segments based on the products offered, which included: External Power, Internal Power, Industrial Controls, Discontinued Operations and Other. Management determined that presenting these as a consolidated segment is the best presentation as the business activities of CUI Global are not organized on the basis of differences related to products, services or geography. The Company’s chief operating decision maker looks at the operations as a whole when making operating decisions and allocating resources.

Reclassification

Certain amounts from the prior period have been reclassified to conform to the current period presentation.

Recent Accounting Pronouncements

In June, 2011, the FASB issued ASU No. 2011-05, which amends ASC Topic 220, Comprehensive Income. Under the amendment, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. This ASU eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The amendments in this ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The amendments in this ASU have been applied retrospectively.

In December 2011, FASB issued Accounting Standards Update 2011-11, Balance Sheet-Disclosures about Offsetting Assets and Liabilities” to enhance disclosure requirements relating to the offsetting of assets and liabilities on an entity's balance sheet. The update requires enhanced disclosures regarding assets and liabilities that are presented net or gross in the statement of financial position when the right of offset exists, or that are subject to an enforceable master netting arrangement. The new disclosure requirements relating to this update are retrospective and effective for annual and interim periods beginning on or after January 1, 2013. The update only requires additional disclosures, as such, the adoption of this standard did not have a material impact on our results of operations, cash flows or financial condition.

In July 2012, the FASB issued updated guidance on the periodic testing of indefinite-lived intangible assets, other than goodwill, for impairment. This updated guidance will allow companies the option to first assess qualitative factors to determine if it is more-likely-than-not that an indefinite-lived intangible asset might be impaired and whether it is necessary to perform the quantitative impairment test required under current accounting standards. This guidance is applicable for reporting periods beginning after September 15, 2012. This updated guidance did not have a material impact on our results of operations, cash flows or financial condition.

CUI Global, Inc.
Notes to Consolidated Financial Statements
December 31, 2012 and 2011

3.  PROPERTY AND EQUIPMENT, NET

Property and equipment is summarized as follows at December 31, 2012 and 2011:

	2012	2011
Building	$—	$—
Equipment	2,577,681	2,193,817
Computers and software	883,408	778,985
	3,461,089	2,972,802
Less accumulated depreciation	(2,444,870)	(2,061,992)
	$1,016,219	$910,810

Depreciation expense for the years ended December 31, 2012 and 2011 was $579,861 and $520,959, respectively.

4.  GOODWILL AND OTHER INTANGIBLE ASSETS

At December 31, 2012, the gross carrying amount and accumulated amortization of intangible assets, other than goodwill, are as follows:

	Gross Assets	Accumulated Amortization	Net
Trademarks and tradename	$5,988,256	$(109,540)	$5,878,716
Customer lists	1,857,000	—	1,857,000
Technology rights	303,664	(77,779)	225,885
Technology – patent pending	551,559	—	551,559
Other intangibles assets	154,470	(49,106)	105,364
Total	$8,854,949	(236,425)	$8,618,524

At December 31, 2011, the gross carrying amount and accumulated amortization of intangible assets, other than goodwill, are as follows:

	Gross Assets	Accumulated Amortization	Net
Trademarks and tradename	$6,266,684	$—	$6,266,684
Customer lists	1,857,000	—	1,857,000
Technology rights	303,664	(51,269)	252,395
Technology – patent pending	551,559	—	551,559
Other intangibles assets	74,127	(34,724)	39,403
Total	$9,053,034	$(85,993)	$8,967,041

Amortization expenses from continuing operations for the years ended December 31, 2012 and 2011 amounted to approximately $150,432 and $258,805, respectively.

As of December 31, 2012 and 2011, the carrying amount of goodwill was $13,048,474. The estimated fair value of our goodwill could change if the Company is unable to achieve operating results at the levels that have been forecasted, the market valuation of our business decreases based on transactions involving similar companies, or there is a permanent, negative change in the market demand for the services offered by the Company. These changes could result in an impairment of the existing goodwill balance that could require a material non-cash charge to our results of operations.

Trademarks and tradename

As of December 31, 2012, $4,892,856 of costs related to CUI and $1,095,400 of costs related to the V-Infinity trademarks and trade names have been capitalized. The Intangible, trademark and trade name CUI was

CUI Global, Inc.
Notes to Consolidated Financial Statements
December 31, 2012 and 2011

4.  GOODWILL AND OTHER INTANGIBLE ASSETS  – (continued)

determined to have an indefinite life and is reviewed regularly for impairment by management, which includes an annual test for impairment. During 2012, management determined that an impairment of $278,428 related to the Intangible, trademark and trade name V-Infinity was necessary. As a result of this evaluation and the impairment, management determined the trademark and trade name V-Infinity no longer has an indefinite life, and will instead be amortized over the estimated remaining useful life of 5 years.

Customer lists

As of December 31, 2012, CUI Global has $1,857,000 of capitalized costs related to Intangible, customer list. Intangible, customer list is reviewed regularly for impairment by management. The customer lists were determined to have an indefinite life and are not amortized but tested annually for impairment. Among other factors, this review includes consideration of the revenues and related cash flows associated with customers that existed at the time of the acquisition of the Intangible, customer list. This review determined that the total net revenues and related cash flows associated with customers that existed at the time of the acquisition of the intangible, customer list have increased as compared with their pre-acquisition comparable revenues and maintains a back log of customer orders indicating that this will continue based on historical company experience.

Technology rights

As of December 31, 2012, CUI Global has $303,664 of capitalized costs related to technology rights. Technology rights are amortized over a twenty year life. In an effort to concentrate our business focus on our core product development and marketing, in December 2011, we conveyed our WayCool and WayFast patent portfolio to Olantra Fund X LLC for a cash payment of $500,000 and recognized a gain on sale of technology rights in 2011 of $143,636.

Technology — patents pending

As of December 31, 2012, CUI Global has $551,559 of capitalized costs related to Intangible, patent pending technology. Intangible, patent pending technology is reviewed regularly for impairment by management.

Debt Offering Costs

As of December 31, 2012, $220,000 of debt offering costs related to payments issued in efforts to secure debt financing for the Company have been capitalized. The debt offering costs are amortized over the life of the applicable loan. The net balance of debt offering costs as of December 31, 2012 is $42,778.

5.  NOTES PAYABLE

Notes payable is summarized as follows at December 31, 2012 and 2011:

	December 31,
	2012	2011
(a) Term Note – bank	$—	$4,000,000
(b) Acquisition Note Payable	7,303,683	10,303,683
(c) Convertible Note Payable – related party	—	35,000
(a)	In August 2010, the Company replaced the $4,000,000 cash loan from Commerce Bank of Oregon with a $4,000,000 term note through the Business Credit division of Wells Fargo Capital Finance, Wells Fargo Bank, National Association, with a July 31, 2012 maturity date, paying interest only at an interest rate equal to the daily three month LIBOR plus 4.00% and secured by personal letters of credit from a related party. In February 2012, the Company utilized $4,000,000 from the 2012 equity raises to repay the principal balance in full. The balance remaining at December 31, 2012 and 2011 on the term note with Wells Fargo was $0 and $4,000,000, respectively.

CUI Global, Inc.
Notes to Consolidated Financial Statements
December 31, 2012 and 2011

5.  NOTES PAYABLE  – (continued)

(b)	A promissory note utilized to fund the acquisition of CUI, Inc. was a $14,000,000 promissory note to International Electronic Devices, Inc. (formerly CUI, Inc.), payable monthly over three years at $30,000 per month including 1.7% annual simple interest with a balloon payment at the thirty sixth monthly payment (May 15, 2011), with no prepayment penalty, an annual success fee of 2.3%, and the right of first refusal to the note payee, International Electronic Devices, Inc., relating to any private capital raising transactions of CUI Global during the term of the note. In September 2010, the Company negotiated an amendment to this note which provided forgiveness of the principal balance of $1,588,063 and forgiveness of accrued interest of $724,729, as well as an extension of the maturity date to May 15, 2018. The total forgiveness of debt and accrued interest of $2,312,792 was recorded as additional paid in capital due to the related party nature. In exchange for this amendment, the Company agreed to make principal payments totaling $1,500,000 as follows: $1,200,000 before December 31, 2010 and an additional $300,000 in January 2011. Additionally, the Company agreed to assign a note receivable owed to CUI Inc. from TPI in the amount of $192,508 to IED during the first quarter of 2011. In February 2012, the Company utilized proceeds from the sale of equity to repay $3,000,000 toward the principal balance of the IED note payable. At December 31, 2012, the current portion of this note is $0, the long term balance is $7,303,683.
(c)	In July 2011, a CUI Global officer provided a short term convertible loan of $35,000 to the Company with interest at 6% per annum, and convertible at $5.10 per common share. The balance of this loan was paid in full during 2012 following the receipt of proceeds from the equity raise. The balance remaining at December 31, 2012 and 2011 was $0 and $35,000, respectively.

The following table details the maturity of the notes payable for CUI Global, Inc. as of December 31, 2012:

	2013	2014	2015	2016	2017	Thereafter	Total
Notes Payable Maturities:	$—	$—	$—	$—	$—	$7,303,683	$7,303,683

6.  LINE OF CREDIT

At December 31, 2012, CUI, Inc. had a $4,000,000 revolving working capital line of credit with the Business Credit division of Wells Fargo Capital Finance, part of Wells Fargo Bank, National Association (NYSE: WFC), interest payable monthly at the daily three month LIBOR plus 3.25% (3.56% at December 31, 2012). At December 31, 2012 the current borrowing capacity under the credit facility was $3,579,305 considering any current restrictions on the amount that could be borrowed (borrowings may be limited by the amount of trade receivables, inventory and other items), but without considering any amounts currently outstanding under the facility.

Effective April 3, 2012, the Wells Fargo Line of Credit expiration was extended to July 31, 2015 and the interest rate reduced to the Daily Three Month LIBOR plus 3.25%. At December 31, 2012 and 2011, the balance outstanding on the line of credit was $459,448 and $1,528,900, respectively. The Line of Credit is secured by all of the Company’s accounts, documents, equipment, general intangibles, goods, instruments, inventory, investment property, letter-of-credit rights, letters of credit and all cash and cash equivalents.

CUI Global, Inc.
Notes to Consolidated Financial Statements
December 31, 2012 and 2011

7.  COMMITMENTS AND CONTINGENCIES

Legal Matters

The Company may be involved in certain legal actions arising from the ordinary course of business. While it is not feasible to predict or determine the outcome of these matters, we do not anticipate that any of these matters, or these matters in the aggregate, will have a material adverse effect on the financial position or results of operations.

Commissions, Royalty and License Fee Agreements

Royalty and license fees are paid in accordance with their related agreements, either on a monthly or quarterly basis. As of December 31, 2012, $32,303 was accrued for royalty and license fees payable, and is reported as a current liability in accrued expenses.

External Sales Representative Commissions

Commissions to external sales representatives are paid in accordance with their related agreements, either on a monthly or annual basis. As of December 31, 2012, $236,366 was accrued for commissions to external sales representatives, and is reported as a current liability in accrued expenses.

Employment Agreements

As of the year ended December 31, 2012, the following employment agreements were in place:

Chief Executive Officer, General Counsel, Director:  This employment agreement expires August 1, 2015. The CEO is eligible for annual bonuses and stock option grants. Said contract provides, in relevant part, for an annual salary of $350,000 and bonus provisions for each calendar year. Bonuses are approved quarterly based on the various factors, including a thorough evaluation of current performance. All bonus payments shall be paid to Mr. Clough in equal monthly installments following the quarter in which the bonus is earned and shall be paid on the 15th day of each month. At December 31, 2012 and 2011, there was an accrual of $53,542 and $13,542, respectively, for compensation owed to Mr. Clough. In conjunction with Mr. Clough’s contract extension, he also received a Board approved Stock Option Plan, which entitles him to receipt of a $6.00 option to purchase 330,000 shares of the Company’s common stock. Said options vest on a monthly basis during the course of Mr. Clough’s employment term. Mr. Clough's employment agreement shall not be terminated by any change of control of CUI Global.

President, Chief Operating Officer, Director:  This employment agreement expires May 15, 2014. The President is eligible for annual bonuses and stock option grants. Said contract provides, in relevant part, for an annual salary of $205,000 and bonus provisions for each calendar year, beginning with 2008, in which the CUI Global yearend Statement of Operations shows a Net Profit and the Gross Revenue equal to or that exceeds fifteen percent (15%), but less than thirty percent (30%), of the immediate preceding calendar year, he shall be entitled to receive a cash bonus in an amount equal to fifty percent (50%) of his prior year base salary in addition to any other compensation to which he may be entitled; provided, however, that he shall be entitled to the bonus only if he has been employed by the Company during that entire calendar year. In substitution of the bonus percentages described above, he shall be entitled to receive, in any year in which annual Gross Revenue exceeds by 30% of the prior calendar year gross revenue, a sum equal to 100% of his prior year base salary. Bonuses are approved quarterly based on the above factors and an evaluation of current performance. All such bonus payments shall be paid to Mr. McKenzie in equal monthly installments following the quarter in which the bonus is earned and shall be paid on the 15th day of each month. At December 31, 2012 and 2011 there was an accrual of $8,542 and $12,083, respectively, for compensation owed to Mr. McKenzie. Mr. McKenzie's employment agreement shall not be terminated by any change of control of CUI Global.

Chief Financial Officer: This employment agreement expires May 15, 2014. The CFO is eligible for annual bonuses and stock option grants. Mr. Ford is employed under a three year employment contract with the company, which was recently extended to May 15, 2014 and provides, in relevant part, for an annual salary of

CUI Global, Inc.
Notes to Consolidated Financial Statements
December 31, 2012 and 2011

7.  COMMITMENTS AND CONTINGENCIES  – (continued)

$195,000 and bonus provisions for each calendar year, beginning with 2010, in which the CUI Global yearend Statement of Operations shows a Net Profit and the Gross Revenue equal to or that exceeds fifteen percent (15%), but less than thirty percent (30%), of the immediate preceding calendar year, he shall be entitled to receive a cash bonus in an amount equal to fifty percent (50%) of his prior year base salary in addition to any other compensation to which he may be entitled; provided, however, that he shall be entitled to the bonus only if he has been employed by the Company during that entire calendar year. In substitution of the bonus percentages described above, he shall be entitled to receive, in any year in which annual Gross Revenue exceeds by 30% of the prior calendar year gross revenue, a sum equal to 100% of his prior year base salary. Bonuses are approved quarterly based on the above factors and an evaluation of current performance. All such bonus payments shall be paid to Mr. Ford in equal monthly installments following the quarter in which the bonus is earned and shall be paid on the 15th day of each month. At December 31, 2012 and 2011 there was an accrual of $8,125 and $0, respectively, for compensation owed to Mr. Ford. Mr. Ford's employment agreement shall not be terminated by any change of control of CUI Global.

Leases

As an integrated part of the CUI asset acquisition, the CUI Global, Inc. corporate offices were relocated to the CUI location at 20050 SW 112th Avenue, Tualatin, Oregon 97062. CUI and CUI Global occupy the 61,380 square feet of offices and warehouse premises under a ten year non-cancelable lease agreement beginning September 1, 2006 with Barakel, LLC (a related party) at a base monthly rent subject to periodic base payment increases plus real property taxes, utilities, insurance and common area maintenance charges. During the year ended December 31, 2012, the monthly base rent was $40,250 in accordance with the lease schedule. During the period January 1 through August 31, 2011, the monthly base rent was $40,000 and increased in accordance with the lease schedule to $40,250 for the period September 1 through December 31, 2011. Barakel, LLC is controlled by James McKenzie, majority owner of CUI, Inc. prior to acquisition and Matt McKenzie, COO.

The Company also leased office space in Malmo, Sweden pursuant to a renewable lease which terminated January 31, 2011. In addition to the base rent of (subject to periodic base lease payment increases), the Company was responsible for property taxes, maintenance and related VAT taxes. During the year ended December 31, 2012 and 2011, the monthly base rent was approximately $0 and $1,386, respectively.

Additionally, subsequent to the acquisition of CUI Japan and Comex Electronics, the Company had leased spaces in Tokyo, Japan and owned a small manufacturing facility on leased land in Nagano, Japan. The CUI Japan leased space in Tokyo, Japan expired January 31, 2012 and there was no rent expense for this space in 2012. CUI Japan subleased space from Comex Electronics during 2012 on a month to month basis, with monthly base rent of approximately $1,253.

The discontinued operations of Comex Electronics had leased space in Tokyo, Japan with expirations between May 7, 2011 and September 9, 2011. In conjunction with these leases, Comex Electronics also leased parking spaces which leases expired December 31, 2010 and became a month to month agreement. Additionally, the discontinued operations of Comex Electronics had a land lease in Nagano with an expiration of August 11, 2019.

CUI Global, Inc.
Notes to Consolidated Financial Statements
December 31, 2012 and 2011

7.  COMMITMENTS AND CONTINGENCIES  – (continued)

Rental expense was $552,655 and $592,573 in 2012 and 2011, respectively, and is included in selling, general and administrative on the statement of operations.

	2013	2014	2015	2016	2017	Thereafter
Operating Leases:	$484,000	$486,000	$487,000	$326,000	$—	$—
Consulting Agreements

In January 2010, the Company entered into a consulting agreement with Terry Williams, former GL Industrial Services Project Director, to serve as the Company’s Project Director and Lead Engineer for the GASPT2 technology. The consultant will be compensated a base monthly fee and will receive commissions on sales of the GASPT2 products.

In September 2010, the Company entered into an agreement for strategic investor communications services to be provided through March 2011. For these services, the consultant was paid a fee of $25,000 in 2010.

During 2011, the agreement was extended through June 2012. During 2012 and 2011, the consultant was paid fees of $6,750 and $29,750, respectively.

In September 2010, the Company entered into an agreement with a consulting firm to provide strategic investor marketing services for a period of one year. For these services, the consultant is to be paid $3,000 per month as well as $84,000 in common stock compensation. $42,000 of the common stock compensation was earned in 2010 for which the consultant received 7,000 shares of common stock at $6.00 per share. The remaining $42,000 is to be priced at the ten day trailing average closing price at the time of the issuance when earned in 2011. The remaining $42,000 common shares were earned March 2011, for which the consultant received 5,957 common shares at $7.05 per share.

In February 2011, the Company engaged a consultant firm for marketing and website development services. For these services, the consultant was paid $41,925 during 2011.

In March 2011, the Company engaged a consultant firm to provide services related to customs and duties classification for imported products. During 2011, this consultant was paid $36,588.

In April 2011, the Company engaged a consultant firm to provided strategic investor marketing services. For these services, the consultant received $8,000 per month. For these services which were completed in 2011, the consultant was paid $32,000.

In June 2011, the Company engaged Merriman Capital, Inc. to act as exclusive placement agent to CUI Global, Inc. For these services, the consultant would receive a cash financing completion fee of 7.5% of the total amount of capital received by the Company from the sale of its securities to investors during the agreement period. No fees were earned during 2011. Fees paid to Merriman in 2012 were recorded as reductions to additional paid in capital associated with the equity raises.

In June 2011, the Company engaged a consultant firm to provide website support and marketing production services. This consultant was paid $56,809 during 2011.

In December 2011, the Company issued 5,000 shares of common stock to a former consultant in consideration for the release of a claim on intellectual property with a fair value of $19,500 recorded.

During 2012, the Company engaged a consultant firm to assist in the development and design of websites. For these services, the consultant firm was paid $135,008 during the year.

During 2012, the Company engaged a consultant firm to assist in printed circuit board layout design related to new products. For these services, the consultant firm was paid $130,706 during the year.

CUI Global, Inc.
Notes to Consolidated Financial Statements
December 31, 2012 and 2011

7.  COMMITMENTS AND CONTINGENCIES  – (continued)

In March 2012, 15,000 shares of common stock were issued in consideration for strategic investor marketing services rendered for the benefit of the company. A $69,450 consulting expense was recorded in relation to this transaction based on the fair market value of the stock on the date of grant.

On each of April 5, May 7, June 6, July 2, August 1, September 7, October 1 and November 1, 2012, the company issued 13,500 shares of common stock to a consultant in consideration for strategic investor marketing services rendered for the benefit of the company. A $569,970 consulting expense was recorded in relation to these issuances based on the fair market value of the stock on the dates of the grants. In addition, the consultant was paid $110,000 for their services.

In June and October 2012, 1,000 and 2,500 shares of common stock, respectively, were issued to a consultant in consideration for strategic investor marketing services rendered for the benefit of the company and $19,275 of consulting expense was recorded in relation to these issuances based on the fair market value of the stock on the dates of the grant. Additionally, the consultant was paid $11,000 for their services.

In July 2012, the Company engaged a consultant firm to provide strategic investor marketing services. For these services the consultant was paid $65,000 during 2012.

8.  STOCKHOLDERS’ EQUITY

Convertible Preferred Series A

5,000,000 shares of preferred stock were designated as new Series A Convertible Preferred Stock (“Series A”). The Series A is convertible to common shares on a six-for-one basis, is due dividends at $0.10 per share as authorized by the Board, has a liquidation value of $1.00 per share and has equivalent voting rights as common shares on a share for share basis. Once the Series A shares have been issued, they cannot be reissued. Effective September 17, 2012 the Board of Directors passed a resolution eliminating and discontinuing all Series A Convertible Preferred Series stock and required that all preferred stock shall be returned to the Company treasury. As of December 31, 2012, no shares of Series A Convertible Preferred Stock are issued nor outstanding.

Convertible Preferred Stock Series B

On February 3, 2004, the Board of Directors designated 30,000 shares of preferred stock as Series B Convertible Preferred Stock (“Series B”). The Series B is convertible to common shares on a one thousand-for-one ratio, is due dividends at $1 per share payable quarterly as authorized by the Board, and the dividends are cumulative. Series B has a liquidation value of $240 per share and has voting rights of one thousand votes per Series B share. Once the Series B shares have been issued, they cannot be reissued. Effective September 17, 2012 the Board of Directors passed a resolution eliminating and discontinuing all Series B Convertible Preferred Series stock and required that all preferred stock shall be returned to the Company treasury. As of December 31, 2012 and 2011, no shares of Series B Convertible Preferred Stock are issued nor outstanding.

Convertible Preferred Stock Series C

The Company authorized for issuance 10,000 shares of preferred stock, designated as Series C Preferred Stock (“Series C”), as the result of a previously negotiated investment plan with a specific investment group. The agreement was fulfilled in 2011 and the group no longer retains rights to the convertible preferred stock Series C. Effective September 17, 2012 the Board of Directors passed a resolution eliminating and discontinuing all Series C Convertible Preferred Series stock and required that all preferred stock shall be returned to the Company treasury. During 2012 and 2011, there were no shares of Series C convertible preferred stock issued and no shares were outstanding.

Common Stock Dividend Restrictions

As of December 31, 2012, there are no restrictions on common stock dividends. As of December 31, 2011, there was a restriction on the common stock dividends as any cumulative preferred stock dividends are

CUI Global, Inc.
Notes to Consolidated Financial Statements
December 31, 2012 and 2011

8.  STOCKHOLDERS’ EQUITY  – (continued)

required to be paid prior to any common stock dividends being paid. Also, at December 31, 2012, retained earnings were not restricted upon involuntary liquidation, however at December 31, 2011, retained earnings would be restricted upon an involuntary liquidation by the cumulative unpaid preferred dividends to the preferred stockholders and for the $1 per share Series A and $240 per share Series B liquidation preferences.

Common Stock Issuances

During 2011, the 1,667 issuable shares listed on the balance sheet as of December 31, 2010 were issued.

During 2011, two former employees completed cashless exercises of their options for which 269 shares of common stock were issued. The Company did not receive funds from these options exercises as they were cashless.

During 2011, 5,957 shares of common stock were issued pursuant to a consultant agreement for strategic investor marketing services. The shares were priced at $7.05 per share based on the ten day trailing average closing price at the time of the issuance in accordance with the agreement and a $42,000 consulting expense was recorded in relation to this transaction.

During 2011, a member of the Board of Directors exercised 23,333 warrants which he previously received in exchange for a personal guarantee of a bank note provided on behalf of the Company in May 2008. The Company received $7,000 from the exercise of these warrants.

During 2011, a beneficial owner of more than 5% of the outstanding common stock, exercised 10,000 warrants which he previously received in exchange for a personal guarantee of a bank note provided on behalf of the Company in May 2008. The Company received $3,000 from the exercise of these warrants.

During 2011, a beneficial owner of more than 10% of the outstanding common stock, exercised 133,333 warrants which he previously received in exchange for a personal guarantee of a bank note provided on behalf of the Company in May 2008. The Company received $40,000 from the exercise of these warrants.

During 2011, 5,000 shares of common stock were issued to a former consultant in consideration for the release of a claim on intellectual property with a fair value related expense of $19,500 recorded.

Effective February 17, 2012, the issued and outstanding shares of the Company’s $0.001 par value common stock were reverse split at a ratio of one for thirty (1:30) as a part of our plan to up-list our common stock on to the NASDAQ Stock Market. All fractional shares resulting from the reverse split were rounded up to the next full numbers. As a result of the rounding up effect, 97 additional shares of common stock were issued that are included in the S-1 registration statement. The company received no monetary consideration for these 97 shares.

During February 2012 our Form S-1 registration statement became effective that allowed us to sell 2,222,222 shares of common stock to our underwriter. We received $8,913,302 in net proceeds from this sale after related costs for this transaction.

Our Form S-1 registration statement included 333,333 shares of common stock that were sold in March 2012 to our underwriter pursuant to the over-allotment provision of our underwriting contract. We received $1,387,499 in net proceeds from this sale after related costs for this transaction.

Also in March 2012, pursuant to stock purchase agreement, we sold to seven investors a total of 570,000 shares of common stock at $4.50 per share. We received $2,253,008 in net proceeds from this sale after related costs for this transaction.

During March 2012, a beneficial owner of approximately 8%, exercised 10,071 warrants he previously received in relation to a note provided to the Company which has since been paid in full. The company received $3,021 from this transaction.

CUI Global, Inc.
Notes to Consolidated Financial Statements
December 31, 2012 and 2011

8.  STOCKHOLDERS’ EQUITY  – (continued)

March 20, 2012, 15,000 shares of common stock were issued in consideration for strategic investor marketing services rendered for the benefit of the company. A $69,450 consulting expense was recorded in relation to this transaction based on the fair market value of the stock on the date of grant.

On each of April 5, May 7, June 6, July 2, August 1, September 7, October 1 and November 1, 2012, the company issued 13,500 shares of common stock to a consultant in consideration for strategic investor marketing services rendered for the benefit of the company. A $569,970 consulting expense was recorded in relation to these issuances based on the fair market value of the stock on the dates of the grants.

Between April 4-12, 2012, 57,000 shares of common stock were issued in relation to common stock bonuses granted to officers and employees. 50,750 of these common shares were issued to three officers with a fair value of $243,600 in accordance with their employment agreement bonus provisions. Two employees were awarded a total of 6,250 common shares with a fair value total of $30,000.

On April 12, 2012, a holder of 2,500 shares of convertible Series A preferred stock completed the conversion of those shares into common shares. At the same time, the holder also converted an accrued preferred stock dividend of $250 into common shares. For these conversions, the holder received 458 common shares based upon the conversion features of the convertible Series A preferred stock and accrued preferred stock dividends.

On May 4, 2012, a holder of 45,000 shares of convertible Series A preferred stock completed the conversion of those shares into common shares. At the same time, the holder also converted an accrued preferred stock dividend of $4,500 into common shares. For these conversions, the holder received 8,645 common shares based upon the conversion features of the convertible Series A preferred stock and accrued preferred stock dividends.

On May 30, 2012, a holder of 3,043 shares of convertible Series A preferred stock completed the conversion of those shares into common shares. At the same time, the holder also converted an accrued preferred stock dividend of $304 into common shares. For these conversions, the holder received 558 common shares based upon the conversion features of the convertible Series A preferred stock and accrued preferred stock dividends.

On June 21, 2012, 1,000 shares of common stock were issued to a consultant in consideration for strategic investor marketing services rendered for the benefit of the company and a $6,450 consulting expense was recorded in relation to these issuances based on the fair market value of the stock on the date of the grant.

On June 28 and 29, July 2, 3, 16 and 27, 2012, we sold 234,332 shares of common stock to nine investors at $4.50 per share pursuant to stock purchase agreements net proceeds of $975,455 after related costs for this transaction.

On September 7, 2012, 1,052 shares of common stock were issued as a royalty to James McKenzie, majority owner of CUI, Inc. prior to the May 2008 asset acquisition by CUI Global. The shares were valued at $6,638.

On September 27, 2012, 4,596 shares of common stock were issued to an employee as a bonus. These shares were expensed at a fair value of $25,000 as of the date of issuance.

On October 16, 2012, 2,500 shares of common stock were issued to a consultant in consideration for strategic investor marketing services rendered for the benefit of the company and a $12,825 consulting expense was recorded in relation to these issuances based on the fair market value of the stock on the date of the grant.

Non-Employee Stock Warrants

During 2012 and 2011, no warrants were issued by the Company.

CUI Global, Inc.
Notes to Consolidated Financial Statements
December 31, 2012 and 2011

8.  STOCKHOLDERS’ EQUITY  – (continued)

A summary of the warrants issued to non-employees for services as of December 31, 2012 and 2011 and changes during the years is presented below:

	2012		2011
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Balance at beginning of period	10,071	$0.30	416,634	$3.58
Granted	—	$—	—	$—
Exercised	(10,071)	$0.30	(166,667)	$0.30
Forfeited (expired)	—	$—	(239,896)	$6.00
Balance at end of period	—	$—	10,071	$0.30
Warrants exercisable at end of period	—	$—	10,071	$0.30
Weighted average fair value of warrants granted during the period		$—		$—

During 2011, warrants to purchase 239,896 shares of common stock expired during the year and are recorded as forfeited in the table above.

The following table summarizes information about non-employee stock warrants outstanding and exercisable that were issued for services at December 31, 2012 and 2011:

Warrants Outstanding				Warrants Exercisable
Range of Exercise Price	Number Outstanding at December 31, 2012	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2012	Weighted Average Exercise Price
$—	—	0.00 Years	$—	—	$—
	—	0.00 Years	$—	—	$—

Warrants Outstanding				Warrants Exercisable
Range of Exercise Price	Number Outstanding at December 31, 2011	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2011	Weighted Average Exercise Price
$0.30	10,071	0.62 Years	$0.30	10,071	$0.30
	10,071	0.62 Years	$0.30	10,071	$0.30
Employee Stock Options and Warrants

All options and warrants issued are presented at post reverse quantities.

On May 16, 2008 the Company’s Board of Directors adopted the Waytronx, Inc. 2008 Equity Incentive Plan (the “Equity Incentive Plan”) and authorized 1,500,000 shares of Common Stock to fund the Plan. At the 2008 Annual Meeting of Shareholders held on September 15, 2008, the Equity Incentive Plan was approved by the Company shareholders. At the 2009 Annual Meeting of Shareholders held on September 29, 2009, the shareholders approved an amendment to the 2008 Equity Incentive Plan to increase the number of common shares issuable under the plan from 1,500,000 to 3,000,000. All of these shares have been registered under Form S-8.

The 2008 Equity Incentive Plans is intended to: (a) provide incentive to employees of the Company and its affiliates to stimulate their efforts toward the continued success of the Company and to operate and manage the business in a manner that will provide for the long-term growth and profitability of the Company; (b) encourage stock ownership by employees, directors and independent contractors by providing them with a

CUI Global, Inc.
Notes to Consolidated Financial Statements
December 31, 2012 and 2011

8.  STOCKHOLDERS’ EQUITY  – (continued)

means to acquire a proprietary interest in the Company by acquiring shares of Stock or to receive compensation which is based upon appreciation in the value of Stock; and (c) provide a means of obtaining and rewarding employees, directors, independent contractors and advisors. The 2008 Equity Incentive Plans provide for the issuance of incentive stock options (ISOs) and Non Statutory Options (NSOs) to employees, directors and independent contractors of the Company. The Board shall determine the exercise price per share in the case of an ISO at the time an option is granted and such price shall be not less than the fair market value or 110% of fair market value in the case of a ten percent or greater stockholder. In the case of an NSO, the exercise price shall not be less than the fair market value of one share of stock on the date the option is granted. Unless otherwise determined by the Board, ISOs and NSOs granted under the both plans have a maximum duration of 10 years.

On January 5, 2009 the Company Board of Directors received and approved a written report and recommendations of the Compensation Committee which included a detailed executive equity compensation report and market analysis and the recommendations of Compensia, Inc., a management consulting firm that provides executive compensation advisory services to compensation committees and senior management of knowledge-based companies. The Compensation Committee used the report and analysis as a basis for its formal written recommendation to the board. Pursuant to a January 8, 2009 board resolution the 2009 Equity Incentive Plan (Executive), a Non-Qualified Stock Option Plan, was created and funded with 4,200,000 shares of $0.001 par value common stock. The Compensation Committee was appointed as the Plan Administrator to manage the plan. On October 11, 2010, CUI Global authorized an additional 3,060,382 options under the 2009 Equity Incentive Plan (Executive). On September 21, 2012, CUI Global authorized an additional 330,000 options under the 2009 Equity Incentive Plan (Executive).

The 2009 Equity Incentive Plan (Executive) provides for the issuance of Incentive Non Statutory Options to attract, retain and motivate executive and management employees and directors and to encourage these individuals to acquire an equity interest in the Company, to make monetary payments to certain management employees and directors based upon the value of the Company’s stock and to provide these individuals with an incentive to maximize the success of the Company and further the interest of the shareholders. The Administrator of the plan is authorized to determine the exercise price per share at the time the option is granted, but the exercise price shall not be less than the fair market value on the date the option is granted. Stock options granted under the 2009 Plan have a maximum duration of 10 years.

At December 31, 2012, there are 1,328,833 shares of common stock available under the 2008 Equity Incentive Stock Plan and 378,151 available under the 2009 Equity Incentive Plan (Executive).

During the years ended 2012 and 2011, the Company recorded compensation expense of $232,785 and $166,367, respectively, for stock options that the requisite service was performed during the year. The compensation expense is recorded over the vesting period based upon fair market value of the options using the Black Scholes option model in accordance with FASB ASC 718 as discussed in section Employee Stock Options and Warrants.

CUI Global, Inc.
Notes to Consolidated Financial Statements
December 31, 2012 and 2011

8.  STOCKHOLDERS’ EQUITY  – (continued)

A summary of the warrants and options issued to employees and directors as of December 31, 2012 and 2011 and changes during the year are presented below:

	2012		2011
	Number of Warrants and Options	Weighted Average Exercise Price	Number of Warrants and Options	Weighted Average Exercise Price
Balance at beginning of period	259,299	$7.75	293,372	$7.45
Exercised	—	$—	(1,000)	$5.70
Expired	(3,000)	$5.33	(33,073)	$2.81
Forfeited	—	$—	—	$—
Granted	425,842	$5.68	—	$—
Balance at end of period	682,141	$6.47	259,299	$7.75
Exercisable	262,952	$7.31	201,790	$7.44

As of December 31, 2012 and 2011, there were 419,189 and 57,509, respectively, non-vested warrants and options issued to employees and directors.

The weighted average fair value of warrants and options granted during the periods are as follows:

	2012	2011
Exercise price lower than the market price	$—	$—
Exercise price equaled the market price	$4.56 – $4.58	$—
Exercise price exceeded the market price	$6.00	$—

The fair value of warrants and options granted during 2012 was estimated on the dates of the grants using the following assumptions: dividend yield of 0%, expected volatilities of 84%-91%, risk-free interest rates of 0.27%, and expected lives of 2 years. There were no warrants and options granted during 2011.

The following tables summarize information about employee stock warrants and options outstanding at December 31, 2012 and 2011:

Warrants and Options Outstanding December 31, 2012				Warrants and Options Exercisable December 31, 2012
Range of Exercise Price	Number Outstanding at December 31, 2012	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2012	Weighted Average Exercise Price
$4.56	84,675	1.15 Years	$4.56	—	$4.56
$4.58	10,167	0.14 Years	$4.58	10,167	$4.58
$5.70	39,750	0.37 Years	$5.70	39,750	$5.70
$6.00	330,000	4.70 Years	$6.00	27,500	$6.00
$7.50	124,573	1.10 Years	$7.50	124,573	$7.50
$9.00	92,976	1.06 Years	$9.00	60,962	$9.00
	682,141	8.52 Years	$6.47	262,952	$7.31

CUI Global, Inc.
Notes to Consolidated Financial Statements
December 31, 2012 and 2011

8.  STOCKHOLDERS’ EQUITY  – (continued)

Warrants and Options Outstanding December 31, 2011				Warrants and Options Exercisable December 31, 2011
Range of Exercise Price	Number Outstanding at December 31, 2011	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2011	Weighted Average Exercise Price
$5.70	41,750	1.17 Years	$5.70	41,750	$5.70
$7.50	124,573	3.37 Years	$7.50	117,372	$7.50
$9.00	92,976	3.15 Years	$9.00	42,668	$9.00
	259,299	7.69 Years	$7.75	201,790	$7.44

9.  RELATED PARTY TRANSACTIONS

As an integrated part of the CUI asset acquisition, the CUI Global, Inc. corporate offices were relocated to the CUI location at 20050 SW 112th Avenue, Tualatin, Oregon 97062. CUI and CUI Global occupy the 61,380 square feet of offices and warehouse premises under a ten year non-cancelable lease agreement beginning September 1, 2006 with Barakel, LLC (a related party) at a base monthly rent subject to periodic base payment increases plus real property taxes, utilities, insurance and common area maintenance charges. During the year ended December 31, 2012, the monthly base rent was $40,250 in accordance with the lease schedule. During the period January 1 through August 31, 2011, the monthly base rent was $40,000 and increased in accordance with the lease schedule to $40,250 for the period September 1 through December 31, 2011. Barakel, LLC is controlled by James McKenzie, who was a majority owner of CUI, Inc. prior to acquisition and Matt McKenzie, COO.

The Company recorded investment income of $59,623 and $41,472 during 2012 and 2011, respectively, related to its interest in Test Products International (“TPI”). During 2011, the Company assigned a note receivable from TPI with a balance of $192,508 to IED, Inc. toward the principal owed on notes payable. For further details regarding TPI, please see Note 2 discussion Investment — Equity Method.

In September 2010, the Company negotiated an amendment to the $14,000,000 seller’s promissory note to International Electronic Devices, Inc., of which a related party and two corporate officers, one of whom is also a director, are principals in the corporate note holder. This amendment provided forgiveness of the principal balance of $1,588,063 and forgiveness of accrued interest of $724,729, as well as an extension of the maturity date to May 15, 2018. The total forgiveness of debt and accrued interest of $2,312,792 was recorded as additional paid in capital in 2010. In exchange for this amendment, the Company agreed to make principal payments totaling $1,500,000 as follows: $1,200,000 before December 31, 2010 and an additional $300,000 in January 2011. Additionally, the Company agreed to assign a note receivable owed to CUI Inc. from TPI in the amount of $187,208 to IED during the first quarter of 2011. During 2010, $200,000 of the $1,200,000 in principal that was due before December 31, 2010 was settled for 33,333 shares of common stock at a conversion price of $6.00 per share. A related party and two corporate officers, one of whom is also a director are principals in the corporate note holder and each received shares from this transaction. During 2012 and 2011, the Company made regular interest payments on this seller’s promissory note in accordance with the terms of the note. Additionally, during 2012, the Company repaid $3,000,000 of the principal balance from proceeds received through the equity issuances. At December 31, 2012, the balance of this note is $7,303,683 and is held in long term notes payable, related party.

In April 2011, a member of the Board of Directors exercised 23,333 warrants at $0.30 per share which he previously received in exchange for a personal guarantee of a bank note provide don behalf of the Company in May 2008. The Company received $7,000 of proceeds from this warrant exercise.

In May 2011, a beneficial owner of more than 5% of the outstanding common stock, exercised 10,000 warrants at $0.30 per share which he previously received in exchange for a personal guarantee of a bank note provided on behalf of the Company in May 2008. The Company received $3,000 from this warrant exercise.

CUI Global, Inc.
Notes to Consolidated Financial Statements
December 31, 2012 and 2011

9.  RELATED PARTY TRANSACTIONS  – (continued)

Also in May 2011, a beneficial owner of approximately 8% of the outstanding common stock, exercised 133,333 warrants at $0.30 per share which he previously received in exchange for a personal guarantee of a bank note provided on behalf of the Company in May 2008. The Company received $40,000 from this warrant exercise.

In July 2011, a CUI Global officer provided a short term convertible loan of $35,000 to the Company which accrues interest at 6% per annum, convertible at $0.17 per common share. The balance of this loan was repaid in full during 2012. At December 31, 2012 and 2011, the balance of this loan was $0 and $35,000, respectively, and is included in Convertible notes payable, related party, current portion due. There was no beneficial conversion on the convertible note as the conversion price was equal to the fair value on the date of grant.

In March 2012, a beneficial owner of approximately 8% of the outstanding common stock exercised 10, 071 warrants at $0.30 per share which he previously received in relation to a note provided to the Company which has since been paid in full. The Company received $3,021 from this warrant exercise.

10.  DISCONTINUED OPERATIONS

Effective July 1, 2011, CUI Global entered into an agreement to convey its 49% ownership interest in Comex Electronics to the owners of the remaining 51% who are the original founders and were the original owners of Comex Instruments, for $617,975 in the form of a five year note receivable bearing interest at 4% per annum. The Company’s continuing operations focus on the development, manufacturing and sale of electrical components. There were no discontinued operations in 2012. Revenue and expenses allocated to discontinued operations for the year ended December 31, 2011 were limited to revenue and expenses that were directly related to the operations of Comex Electronics, or that were eliminated as a result of the sale of the subsidiary. As a result, certain continuing indirect costs that were previously allocated to Comex were not allocated to discontinued operations. It is expected that the Company and Comex Electronics will continue a business relationship. Comex Electronics is a customer of CUI Global and also a vendor to CUI Global that provides manufacturing and other services.

The results of operations from discontinued operations are set forth below:

	For the year ended December 31,
	2012	2011
Total revenues	$—	$1,280,485
Cost of revenues	—	1,146,443
Gross profit	—	134,042
Selling, general, administrative and other	—	294,195
(Loss) from discontinued operations	—	(160,153)
Gain on sale of Comex Electronics	—	603,034
Net profit (loss) from discontinued operations	—	442,881
Less net profit (loss) from discontinued operations-noncontrolling interest	—	67,872
Net profit (loss) from discontinued operations allocable to common stockholders	$—	$375,009

CUI Global, Inc.
Notes to Consolidated Financial Statements
December 31, 2012 and 2011

11.  INCOME TAXES

The Company recognized losses for both financial and tax reporting purposes during each of the periods in the accompanying consolidated statements of operations. Accordingly, no provision for income taxes and/or deferred income taxes payable has been provided for in the accompanying consolidated financial statements.

An income tax benefit has not been recognized for operating losses generated in prior periods based on uncertainties concerning the ability to generate taxable income in future periods. At December 31, 2012, the Company had available net operating loss carry-forwards which expire in various years through the year ending December 31, 2032; however, because the Company has incurred significant operating losses, utilization of the tax loss carry-forwards are not assured. The increase in the valuation allowance for the year ended December 31, 2012 was approximately $481,000. As a result, the non-current deferred income tax asset arising from these net operating loss carry-forwards and from other temporary differences are not recorded in the accompanying balance sheets because a valuation allowance was established to fully reserve such assets due to the uncertainty of the Company’s realization of this benefit.

After consideration of all the evidence management has determined that a full valuation allowance is necessary to reduce the deferred tax assets to the amount that will more likely than not be realized.

In future periods, tax benefits and related deferred tax assets will be recognized when management considers realization of such amounts to be more likely than not.

The Company’s tax expense differs from the “expected” tax expense for the periods ended December 31, 2012 and 2011, computed by applying the Federal Corporate tax rate of 34% to loss before taxes, as follows:

	2012	2011
Computed “expected” tax benefit	$(800,084)	$(16,579)
State tax benefit, net of federal effect	(166,285)	(2,124)
Change in valuation allowance	480,742	(98,800)
Non-deductible expenses	(435,030)	147,313
	$(920,657)	$29,810

For the periods ended December 31, 2012 and 2011, the tax effects of temporary differences that gave rise to significant portions of deferred tax assets and liabilities were as follows:

	2012	2011
Deferred tax assets (liabilities)
Intangible assets	$(8,046,564)	$(8,153,358)
Property and equipment	634,354	634,354
Net operating loss carryforwards	20,699,678	20,376,785
Contribution and other carryforwards	292,692	241,637
Inventory and accounts receivable reserves	139,999	139,999
Valuation allowance	(13,720,159)	(13,239,417)
Net deferred tax assets	$—	$—

12.  CONCENTRATIONS

During 2012, 59% of revenues were derived from five customers at 47%, 4%, 3%, 3%, and 2%. During 2011, 55% of revenues were derived from six customers at 41%, 4%, 3%, 3%, 2% and 2%.

The Company’s major product lines in 2012 and 2011 were external power, internal power and industrial controls.

CUI Global, Inc.
Notes to Consolidated Financial Statements
December 31, 2012 and 2011

12.  CONCENTRATIONS  – (continued)

At December 31, 2012, of the gross trade accounts receivable from continuing operations totaling $5,095,926, 57% was due from six customers: 37%, 8%, 3%, 3%, 3% and 3%. At December 31, 2011, of the gross trade accounts receivable from continuing operations totaling $3,819,641, 53% was due from eight customers: 21%, 9%, 7%, 5%, 4%, 3%, 2% and 2%.

13.  STOCK-BASED EMPLOYEE COMPENSATION

Stock options granted are presented post reverse split using the 30 to 1 reverse split ratio.

On May 16, 2008, the Board of Directors approved the CUI Global, Inc. 2008 Equity Incentive Plan (“2008 Plan”) and authorized 1,500,000 shares of the Company’s common stock to fund the Plan. At the 2008 Annual Meeting of Shareholders the Equity Incentive Plan was approved by the Company shareholders. The 2008 Plan provides for the issuance of stock options to attract, retain and motivate employees, to encourage employees, directors and independent contractors to acquire an equity interest in the Company, to make monetary payments to certain employees based upon the value of the Company’s stock, and provide employees, directors and independent contractors with an incentive to maximize the success of the Company and further the interest of the shareholders. The 2008 Plan provides for the issuance of Incentive Stock Options and Non Statutory Options. The Administrator of the plan shall determine the exercise price per share at the time the option is granted, but the exercise price shall not be less than the fair market value on the date the option is granted. Stock options granted under the 2008 Plan have a maximum duration of 10 years.

At the 2009 Annual Meeting of Shareholders held on September 29, 2009, the shareholders approved an amendment to the 2008 Equity Incentive Plan to increase the number of common shares issuable under the plan from 1,500,000 to 3,000,000. All of these shares have been registered under Form S-8.

On January 5, 2009 the Company Board of Directors received and approved a written report and recommendations of the Compensation Committee which included a detailed executive equity compensation report and market analysis and the recommendations of Compensia, Inc., a management consulting firm that provides executive compensation advisory services to compensation committees and senior management of knowledge-based companies. The Compensation Committee used the report and analysis as a basis for its formal written recommendation to the board. Pursuant to a January 8, 2009 board resolution the 2009 Equity Incentive Plan (Executive), a Non-Qualified Stock Option Plan, was created and funded with 4,200,000 shares of $0.001 par value common stock. The Compensation Committee was appointed as the Plan Administrator to manage the plan. October 11, 2010, CUI Global authorized an additional 3,060,382 options under the 2009 Equity Incentive Plan (Executive).

The 2009 Equity Incentive Plan (Executive) provides for the issuance of Incentive Non Statutory Options to attract, retain and motivate executive and management employees and directors and to encourage these individuals to acquire an equity interest in the Company, to make monetary payments to certain management employees and directors based upon the value of the Company’s stock and to provide these individuals with an incentive to maximize the success of the Company and further the interest of the shareholders. The Administrator of the plan is authorized to determine the exercise price per share at the time the option is granted, but the exercise price shall not be less than the fair market value on the date the option is granted. Stock options granted under the 2009 Plan have a maximum duration of 10 years.

The fair value of each stock option is estimated on the date of grant using a Black Scholes Pricing Model. The fair value of warrants and options granted during 2012 was estimated on the dates of the grants using the following assumptions: dividend yield of 0%, expected volatilities of 84% – 91%, risk-free interest rates of 0.27%, and expected lives of 2 years. During the year ended December 31, 2011, the Company did not grant any stock options.

CUI Global, Inc.
Notes to Consolidated Financial Statements
December 31, 2012 and 2011

13.  STOCK-BASED EMPLOYEE COMPENSATION  – (continued)

The following information is presented post reverse split for the stock option activity for the year ended December 31, 2012:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contract Life	Aggregate Intrinsic Value
Outstanding at December 31, 2010	293,372	$7.45	8.37 Years	$66,544
Exercised	(1,000)	$5.70
Expired	(33,073)	$2.81
Forfeited	—	$—
Granted	—	$—
Outstanding at December 31, 2011	259,299	$7.75	7.69 Years	$—
Exercised	—	$—
Expired	(3,000)	$5.33
Forfeited	—	$—
Granted	425,842	$5.68	6.00 Years
Outstanding at December 31, 2012	682,141	$6.47	8.52 Years	$88,000
Outstanding exercisable at December 31, 2012	262,952	$7.31	6.98 Years	$9,252

The weighted average fair value of warrants and options granted during the periods are as follows:

	2012	2011
Exercise price lower than the market price	$—	$—
Exercise price equaled the market price	$4.56 – $4.58	$—
Exercise price exceeded the market price	$6.00	$—

INDEPENDENT AUDITOR’S REPORT

Shareholders and Board of Directors

Orbital Gas Systems Limited

We have audited the accompanying balance sheets of Orbital Gas Systems Limited as of June 30, 2012 and 2011, and the related profit and loss accounts, statements of total recognized gains and losses, note of historical cost profits and losses, reconciliation of net cash flow to movement in net funds, reconciliation of movements in shareholders’ funds, and statements of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Orbital Gas Systems Limited as of June 30, 2012 and 2011, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United Kingdom.

Generally accepted accounting principles in the United Kingdom vary in certain significant respects from generally accepted accounting principles in the United States of America. Application of generally accepted accounting principles in the United States of America (“U.S. GAAP”) would have affected the results of operations of the company for the years ended June 30, 2012 and 2011 to the extent summarized in Note 22 to the financial statements.

/s/ BAKER TILLY VIRCHOW KRAUSE, LLP

Minneapolis, Minnesota

March 2, 2013

Orbital Gas Systems Limited
PROFIT AND LOSS ACCOUNT
for the years ended 30 June 2012 and 2011

		2012	2011
	Note	£	£
TURNOVER – CONTINUING OPERATIONS	1	13,997,850	13,751,265
Cost of sales		(7,808,629)	(8,844,758)
GROSS PROFIT		6,189,221	4,906,507
Distribution costs		(282,498)	(239,807)
Administrative expenses		(3,640,460)	(3,687,610)
OPERATING PROFIT – CONTINUING OPERATIONS		2,266,263	979,090
Interest receivable and similar income	2	21,697	14,184
Interest payable and similar charges	3	(4,822)	(836)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION	4 – 5	2,283,138	992,438
Taxation	6	(493,617)	(206,224)
PROFIT FOR THE FINANCIAL YEAR	15	1,789,521	786,214

Orbital Gas Systems Limited
STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

for the years ended 30 June 2012 and 2011

	2012	2011
	£	£
Profit for the financial year	1,789,521	786,214
Unrealised deficit on revaluation of properties	—	(42,547)
TOTAL RECOGNISED GAINS AND LOSSES RELATING TO THE FINANCIAL YEAR	1,789,521	743,667
NOTE OF HISTORICAL COST PROFITS AND LOSSES
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION	2,283,138	992,438
Difference between a historical cost depreciation charge and the actual depreciation charge calculated on the revalued amount	2,768	(878)
HISTORICAL COST PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION	2,285,906	991,560
HISTORICAL COST PROFIT FOR THE YEAR RETAINED AFTER TAXATION	1,792,289	785,336

Orbital Gas Systems Limited
BALANCE SHEET
for the years ended 30 June 2012 and 2011

	Note	2012		2011
	£	£	£	£	£
FIXED ASSETS
Tangible assets	7		865,834		735,819
CURRENT ASSETS
Stocks	9	386,937		683,034
Debtors	10	3,927,279		2,899,231
Cash at bank and in hand		3,883,485		4,393,293
		8,197,701		7,975,558
CREDITORS: Amounts falling due within one year	11	(6,294,482)		(7,813,000)
NET CURRENT ASSETS			1,903,219		162,558
TOTAL ASSETS LESS CURRENT LIABILITIES			2,769,053		898,377
CREDITORS: Amounts falling due after more than one year	12		(70,080)		—
PROVISION FOR LIABILITIES	13		(28,268)		(17,193)
NET ASSETS			2,670,705		881,184
CAPITAL AND RESERVES
Called up share capital	14		3,817		3,817
Revaluation reserve	15		87,940		85,172
Capital redemption reserve	15		1,183		1,183
Profit and loss account	15		2,577,765		791,012
SHAREHOLDERS’ FUNDS			2,670,705		881,184

Orbital Gas Systems Limited
CASH FLOW STATEMENT
for the years ended 30 June 2012 and 2011

		2012	2011
	Note	£	£
NET CASH (OUTFLOW)/INFLOW FROM OPERATING ACTIVITIES	16	(228,288)	2,430,757
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE	17 a	16,875	13,348
TAXATION		(190,344)	(133,287)
CAPITAL EXPENDITURE	17 b	(39,482)	(96,118)
		(441,239)	2,214,700
FINANCING	17 c	(68,569)	(35,781)
(DECREASE)/INCREASE IN CASH IN THE YEAR		(509,808)	2,178,919

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET FUNDS
for the years ended 30 June 2012 and 2011

		2012	2011
	Note	£	£
(DECREASE)/INCREASE IN CASH IN THE YEAR		(509,808)	2,178,919
New finance leases		(181,576)	—
Change in net debt resulting from cash flows		68,569	35,781
MOVEMENT IN NET DEBT		(622,815)	2,214,700
NET FUNDS AT START OF YEAR		4,388,852	2,174,152
NET FUNDS AT END OF YEAR	18	3,766,037	4,388,852

Orbital Gas Systems Limited
RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS
for the years ended 30 June 2012 and 2011

	2012	2011
	£	£
PROFIT FOR THE FINANCIAL YEAR	1,789,521	786,214
Other recognised gains and losses relating to the year	—	(42,547)
NET ADDITION TO SHAREHOLDERS’ FUNDS	1,789,521	743,667
Opening shareholders’ funds	881,184	137,517
CLOSING SHAREHOLDERS’ FUNDS	2,670,705	881,184

Orbital Gas Systems Limited
ACCOUNTING POLICIES

AUTHORIZATION OF NON-STATUTORY FINANCIAL STATEMENTS

The financial statements of Orbital Gas Systems Limited (“Orbital” or “the company”) were authorised for issue by the Board of Directors and the balance sheet was signed on the board’s behalf by a director. Orbital is a private limited company incorporated and domiciled in England and Wales.

PRINCIPAL ACTIVITIES

The principal activity of the company during the year was that of the supply and installation of gas control systems.

BASIS OF ACCOUNTING

The financial statements have been prepared under the historical cost convention, modified to include the revaluation of freehold properties, and in accordance with applicable United Kingdom accounting standards.

The financial statements present information about the company as an individual undertaking and not about its group, as the company has taken advantage of the exemption provided by section 402 of the Companies Act 2006 not to prepare consolidated financial statements as the directors consider that the company’s subsidiary be excluded from consolidation on the grounds of it being immaterial for purpose of true and fair view. The subsidiary company is a dormant company.

The financial statements are presented in Sterling.

BASIS OF PREPARATION

The directors are constantly reviewing resource competence and availability and believe that the company has adequate current resources to continue in operational existence for at least the next twelve months. Thus they continue to adopt the going concern basis of accounting in preparing the annual financial statements.

TANGIBLE FIXED ASSETS

Tangible fixed assets are stated at cost or valuation net of depreciation and any provision for impairment.

Depreciation is provided on all tangible fixed assets except for freehold land at rates calculated to write each asset down to its estimated residual value over its expected useful life, as follows:-

Freehold property	- 2% on cost
Improvements to freehold property	- 10% on cost
Plant and machinery	- 20% on cost
Fixtures and fittings	- 10% – 33% on cost
Computer equipment	- 33% on cost
Motor vehicles	- 25% on cost

Freehold properties are revalued in accordance with FRS 15 with a full valuation carried by professionally qualified Chartered Surveyors on an existing use open market value basis, in accordance with the Statement of Assets Valuation Practice No. 4 and the Guidance Notes of the Royal Institution of Chartered Surveyors every five years and an interim valuation is carried out in year three.

IMPAIRMENTS

Fixed assets are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable or as otherwise required by relevant accounting standards.

Shortfalls between the carrying value of fixed assets and their recoverable amounts, being the higher of net realisable value and value-in-use, are recognised as impairments. Impairments of revalued assets, except those caused by a clear consumption of economic benefit, are recognised in the statement of total recognised gains and losses until the carrying amount reaches depreciated historic cost. All other impairment losses are recognised in the profit and loss account.

Orbital Gas Systems Limited
ACCOUNTING POLICIES

STOCKS AND WORK IN PROGRESS

Stocks are stated at the lower of cost and net realisable value. In determining the cost of raw materials, consumables and goods purchased for resale, the weighted average purchase price is used.

For work in progress and finished goods, cost is taken as production cost, which includes an appropriate proportion of attributable overheads.

LONG TERM CONTRACTS

Long term contracts are assessed on a contract by contract basis and reflected in the profit and loss account by recording turnover and related costs as contract activity progresses. Turnover is ascertained in a manner appropriate to the stage of completion of the contract, and credit taken for profit earned to date when the outcome of the contract can be assessed with reasonable certainty. In respect of contracts where the degree of work completed is certified by either a third party or the customer then turnover is recognised based on these work certificates. In respect of contracts where work certificates are not obtained then turnover is recognised based on a percentage of completion against the contract value. Percentage completion is measured on the basis of costs incurred to the year end against the estimated total costs of the contract. The amount by which turnover exceeds payments on account is classified as “amounts recoverable on contracts” and included in debtors; to the extent that payments on account exceed relevant turnover and long term contract balances, the excess is included as a creditor. The amount of long term contracts, at cost net of amounts transferred to cost of sales, less provision for foreseeable losses and payments on account not matched with turnover, is included within stocks.

DEFERRED TAXATION

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the company’s taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements.

Deferred tax is measured at the average tax rates that are expected to apply in the years in which timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis.

FOREIGN CURRENCIES

Assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are translated into sterling at the rate of exchange ruling at the date of transaction. All differences are taken to the profit and loss account.

LEASED ASSETS AND OBLIGATIONS

Where assets are financed by leasing agreements that give rights approximating to ownership (“finance leases”), the assets are treated as if they had been purchased outright. The amount capitalised is the present value of the minimum lease payments payable during the lease term. The corresponding leasing commitments are shown as obligations to the lessor.

Lease payments are treated as consisting of capital and interest elements, and the interest is charged to the profit and loss account in proportion to the remaining balance outstanding.

All other leases are “operating leases” and the annual rentals are charged to profit and loss on a straight line basis over the lease term.

Orbital Gas Systems Limited
ACCOUNTING POLICIES

RETIREMENT BENEFITS

The company operates a defined contribution scheme. The assets of the scheme are held separately from those of the company in an independently administered fund. The amount charged to the profit and loss account in respect of pension costs is the contributions payable in the year. Differences between contributions payable in the year and contributions actually paid are shown as either accruals or prepayments in the balance sheet.

RESEARCH AND DEVELOPMENT

Research and development is written off to the profit and loss account as it is incurred.

INVESTMENTS

Fixed asset investments are stated at cost. Provision is made for any impairment in the value of fixed asset investments.

TURNOVER

Turnover is recognised at the fair value of the consideration received or receivable for sale of goods and/or services in the ordinary nature of the business. Turnover is shown net of Value Added Tax, of goods sold and services provided to external customers and, in the case of long term contracts, credit is taken appropriate to the stage of completion when the outcome of the contract can be assessed with reasonable certainty. In respect of contracts where the degree of work completed is certified by either a third party or the customer then turnover is recognised based on these work certificates. In respect of contracts where work certificates are not obtained then turnover is recognised based on a percentage of completion against the contract value. Percentage completion is measured on the basis of costs incurred to the year end against the estimated total costs of the contract.

CASH AND CASH EQUIVALENTS

Cash for the purpose of the cash flow statement comprises cash in hand and deposits repayable on demand less overdrafts repayable on demand.

Orbital Gas Systems Limited
NOTES TO THE FINANCIAL STATEMENTS
for the years ended 30 June 2012 and 2011

1    TURNOVER

The company’s turnover and profit before taxation were all derived from its principal activity.

In the year to 30 June 2012, 2% of the company’s turnover was derived from markets outside the United Kingdom (2011: 3%).

2    INTEREST RECEIVABLE AND SIMILAR INCOME

	2012	2011
	£	£
Bank interest	21,697	14,184

3    INTEREST PAYABLE AND SIMILAR CHARGES

	2012	2011
	£	£
Finance leases	4,822	836

4    PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION

	2012	2011
	£	£
Profit on ordinary activities before taxation is stated after charging/(crediting):
Depreciation and amounts written off tangible fixed assets:
Charge for the year:
Owned assets	53,124	33,089
Leased assets	54,465	38,551
Profit on disposal of tangible fixed assets	(16,546)	(2,350)
(Profit)/loss on foreign exchange	(235)	4,625
Operating lease rentals:
Land and buildings	8,974	—
Plant and machinery	117,947	82,649

Orbital Gas Systems Limited
NOTES TO THE FINANCIAL STATEMENTS
for the years ended 30 June 2012 and 2011

5    EMPLOYEES

The average monthly number of persons (including directors) employed by the company during the year was:

	2012	2011
	Number	Number
Management	10	9
Service	27	21
Administration	39	33
	76	63

Staff costs for the above persons:

	2012	2011
	£	£
Wages and salaries	4,241,649	4,097,003
Social security costs	498,777	442,366
Other pension costs	81,688	72,074
	4,822,114	4,611443

DIRECTORS’ REMUNERATION

	2012	2011
	£	£
Emoluments	1,981,379	2,199,427
Money purchase pension contributions	17,500	16,558
	1,998,879	2,215,985

The number of directors to whom retirement benefits were accruing was as follows:

	2012	2011
	Number	Number
Money purchase schemes	2	2

	Highest paid director
	2012	2011
	£	£
Emoluments	1,576,474	1,803,269
Money purchase pension contributions	10,000	9,475
	1,586,474	1,812,744

Orbital Gas Systems Limited
NOTES TO THE FINANCIAL STATEMENTS
for the years ended 30 June 2012 and 2011

6    TAXATION

	2012		2011
	£	£	£	£
Current tax:
UK corporation tax on profits of the year	482,542		190,354
Adjustments in respect of previous years	—		(3)
Total current tax		482,542		190,351
Deferred tax:
Origination and reversal of timing differences	12,398		15,966
Adjustment in respect of prior years	(1,323)		(93)
Total deferred tax		11,075		15,873
Tax on profit on ordinary activities		493,617		206,224

Factors affecting tax charge for year:

	2012	2011
	£	£
The tax assessed for the year is lower (2011: lower) than the standard rate of corporation tax in the UK 25.5% (2011: 27.5%). The differences are explained below:
Profit on ordinary activities before tax	2,283,138	992,438
Profit on ordinary activities multiplied by standard rate of corporation tax in the UK 25.5% (2011: 27.5%)	582,262	272,934
Effects of:
Expenses not deductible for tax purposes	10,826	3,619
Fixed asset timing differences	(13,174)	(16,888)
Research and development tax credits	(97,372)	(56,466)
Marginal relief	—	(12,845)
Adjustment in respect of previous year	—	(3)
Current tax charge for the year	482,542	190,351

Orbital Gas Systems Limited
NOTES TO THE FINANCIAL STATEMENTS
for the years ended 30 June 2012 and 2011

7    TANGIBLE FIXED ASSETS

	Freehold property £	Plant and machinery £	Fixtures and fittings £	Computer equipment £	Motor vehicles £	Total £
Cost or valuation
At beginning of year	550,000	200,774	245,317	111,145	227,887	1,335,123
Additions	9,080	23,834	1,602	11,833	194,867	241,216
Disposals	—	(6,250)	—	—	(112,114)	(118,364)
Reclassification	—	—	(9,847)	9,847	—	—
At end of year	559,080	218,358	237,072	132,825	310,640	1,457,975
Depreciation
At beginning of year	—	172,060	140,994	91,039	195,211	599,304
Charged in the year	6,826	12,106	20,274	12,917	55,466	107,589
Disposals	—	(6,250)	—	—	(108,502)	(114,752)
Reclassification	—	—	(5,960)	5,960	—	—
At end of year	6,826	177,916	155,308	109,916	142,175	592,141
Net book value
At 30 June 2012	552,254	40,442	81,764	22,909	168,465	865,834
At 30 June 2011	550,000	28,714	104,323	20,106	32,676	735,819
Cost or valuation at 30 June 2012
Cost	9,080	218,358	237,072	132,825	310,640	907,975
Valuation	550,000	—	—	—	—	550,000
	559,080	218,358	237,072	132,825	310,640	1,457,975

Included in the cost or valuation of freehold property is freehold land of £275,000 (2011: £275,000) which is not depreciated. If the freehold property had not been revalued, they would have been included at the following historical cost:

	2012	2011
	£	£
Cost	609,992	600,913
Aggregate depreciation	175,497	165,903
Value of land in freehold property	200,000	200,000

On 23 May 2011 the freehold land and buildings were revalued by Butters John Bee, Chartered Surveyors. The open market value of the freehold interest in the property free from encumbrance, with the benefit of full possession is £550,000. The valuation has been carried out with the guidance notes issued by The Royal Institute of Chartered Surveyors for Asset Valuations.

The net book value of motor vehicles held under hire purchase contracts is £146,913 (2011: £31,245) and the depreciation charged on these assets was £54,465 (2011: £38,551).

Orbital Gas Systems Limited
NOTES TO THE FINANCIAL STATEMENTS
for the years ended 30 June 2012 and 2011

8    FIXED ASSET INVESTMENTS

The company’s investments at the balance sheet date in share capital of companies include the following:

Name of company	Class and % of shares held	Activity
Orbital Gas (Process and Instrumentation) Limited	100% Ordinary	Dormant

The subsidiary company is registered in England and Wales.

The carrying value of these investments is £nil (2011: £nil).

9    STOCKS

	2012	2011
	£	£
Raw materials and consumables	154,975	193,389
Work in progress	231,962	489,645
	386,937	683,034

10    DEBTORS

	2012	2011
	£	£
Due within one year:
Trade debtors	3,015,418	1,736,961
Amounts recoverable on contracts	872,654	1,122,377
Prepayments	39,207	39,893
	3,927,279	2,899,231

11    CREDITORS: Amounts falling due within one year

	2012	2011
	£	£
Obligations under finance leases and hire purchase contracts	47,368	4,441
Payments received on account	302,352	425,832
Trade creditors	1,557,231	1,705,085
Amounts owed to group undertakings	134,030	134,030
Corporation tax	482,552	190,354
Other taxation and social security	650,747	902,329
Accruals	3,120,202	4,450,929
	6,294,482	7,813,000

The bank facility is secured by a fixed and floating charge on all assets of the company.

The company also has guarantees and bonds to third parties in place issued by the National Westminster Bank Plc of £420,353 at 30 June 2012 (2011: £156,983).

Orbital Gas Systems Limited
NOTES TO THE FINANCIAL STATEMENTS
for the years ended 30 June 2012 and 2011

12    CREDITORS: Amounts falling due after more than one year

	2012	2011
	£	£
Obligations under finance leases and hire purchase contracts	70,080	—

The maturity of obligations under finance leases and hire purchase contracts is as follows:

	2012	2011
	£	£
Within one year	47,368	4,441
Between one and two years	50,088	—
In more than two but no more than five years	19,992	—
	117,448	4,441

13    PROVISIONS FOR LIABILITIES

Deferred taxation
£
At beginning of year	17,193
Charge during the year	11,075
At end of year	28,268

	2012		2011
	Provided	Unprovided	Provided	Unprovided
	£	£	£	£
Provision for deferred tax has been made as follows:
Excess of tax allowances over depreciation	28,268	—	17,193	—

14    SHARE CAPITAL

	2012	2011
	£	£
Allotted, called up and fully paid:
3,817 ordinary shares of £1 each	3,817	3,817

15    RESERVES

	Profit and loss account £	Revaluation reserve £	Capital redemption reserve £	Total £
At 1 July 2011	791,012	85,172	1,183	877,367
Profit for the year	1,789,521	—	—	1,789,521
Revaluation reserve transfer	(2,768)	2,768	—	—
At 30 June 2012	2,577,765	87,940	1,183	2,666,888

Orbital Gas Systems Limited
NOTES TO THE FINANCIAL STATEMENTS
for the years ended 30 June 2012 and 2011

16    RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	2012	2011
	£	£
Operating profit	2,266,263	979,090
Depreciation charges	107,589	71,640
Profit on disposal of fixed assets	(16,546)	(2,350)
Decrease/(increase) in stocks	296,097	(276,039)
(Increase)/decrease in debtors	(1,028,048)	403,668
(Decrease)/increase in creditors	(1,853,643)	1,254,748
NET CASH (OUTFLOW)/INFLOW FROM OPERATING ACTIVITIES	(228,288)	2,430,757

17    ANALYSIS OF CASH FLOWS FOR HEADINGS NETTED IN THE CASH FLOW STATEMENT

		2012	2011
		£	£
a	RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
	Interest received	21,697	14,184
	Interest element of hire purchase payments	(4,822)	(836)
	NET CASH INFLOW FOR RETURNS ON INVESTMENTS AND SERVICING OF FINANCE	16,875	13,348
b	CAPITAL EXPENDITURE
	Purchase of tangible fixed assets	(59,640)	(98,468)
	Sale of tangible fixed assets	20,158	2,350
	NET CASH OUTFLOW FOR CAPITAL EXPENDITURE	(39,482)	(96,118)
c	FINANCING
	Capital element of finance lease repayments	(68,569)	(35,781)
	NET CASH OUTFLOW FROM FINANCING	(68,569)	(35,781)

18    ANALYSIS OF CHANGES IN NET FUNDS

	At 1 July 2011	New finance leases	Cash flow	At 30 June 2012
	£	£	£	£
Net cash:
Cash at bank and in hand	4,393,293	—	(509,808)	3,883,485
Debt:
Finance leases	(4,441)	(181,576)	68,569	(117,448)
Total	4,388,852	(181,576)	(441,239)	3,766,037

Orbital Gas Systems Limited
NOTES TO THE FINANCIAL STATEMENTS
for the years ended 30 June 2012 and 2011

19    OPERATING LEASE COMMITMENTS

At 30 June the company had annual commitments under non-cancellable leases as follows:

	2012			2011
	Land and buildings	Plant and machinery	Total	Land and buildings	Plant and machinery	Total
	£	£	£	£	£	£
Other operating leases expiring within 1 year	9,081	30,336	39,417	—	—	—
Other operating leases expiring between 2 and 5 years	—	11,559	11,559	10,896	34,545	45,441
	9,081	41,895	50,976	10,896	34,545	45,441

20    CAPITAL COMMITMENTS

There were no capital commitments (2011: £nil) at the end of the financial year.

21    PENSION COMMITMENTS

The company operates a defined contribution pension scheme.

The pension cost charge represents contributions payable by the company and amounted to £81,688 (2011: £72,074). There were no outstanding or prepaid contributions at either the beginning or end of the financial year.

22    U.S. GAAP RECONCILIATION

Management performed an analysis of the differences between U.K. GAAP and U.S. GAAP. Based upon this review, the following is the U.S. GAAP reconciliation of the Orbital financial statements prepared under U.K. GAAP:

	For the Year Ended June 30,
	2012		2011
	Profit and Loss	Shareholders Funds	Profit and Loss	Shareholders Funds
RESULTS UNDER U.K. GAAP
Profit for the financial year	£1,789,521		£786,214
Surplus on Shareholders Funds		£2,670,705		£881,184
U.S. GAAP REPORTING ADJUSTMENTS
Reversal of revaluation reserve	—	(87,940)	—	(85,172)
Accrual for paid time off	(54,000)	(54,000)	(46,000)	(46,000)
RESULTS UNDER U.S. GAAP	£1,735,521	£2,528,765	£740,214	£750,012

U.K. GAAP allows for the revaluation of fixed assets. The Company has over time recorded a surplus balance in the revaluation reserve account. U.S. GAAP does not allow for the revaluation of fixed assets and therefore this balance has been reversed.

U.K. GAAP does not contain provisions for the accrual for vacation or paid time off. U.S. GAAP requires that an employer accrue for employees compensation of future absences that have been earned and are payable.

Orbital Gas Systems Limited
UNAUDITED PROFIT AND LOSS ACCOUNT
for the six months ended 31 December 2012 and 2011

		2012	2011
	Note	£	£
TURNOVER – CONTINUING OPERATIONS	1	6,634,890	6,101,593
Cost of sales		(3,590,721)	(3,828,079)
GROSS PROFIT		3,044,169	2,273,514
Distribution costs		(39,735)	(56,290)
Administrative expenses		(1,392,440)	(1,100,497)
OPERATING PROFIT – CONTINUING OPERATIONS		1,611,994	1,116,727
Interest receivable and similar income	2	15,921	8,152
Interest payable and similar charges	3	(2,951)	(1,641)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION	4 – 5	1,624,964	1,123,238
Taxation	6	(339,991)	(241,543)
PROFIT FOR THE FINANCIAL PERIOD	15	1,284,973	881,695

Orbital Gas Systems Limited
UNAUDITED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
for the six months ended 31 December 2012 and 2011

	2012	2011
	£	£
Profit for the financial period	1,284,973	881,695
Unrealised deficit on revaluation of properties	—	0
TOTAL RECOGNISED GAINS AND LOSSES RELATING TO THE FINANCIAL PERIOD	1,284,973	881,695

UNAUDITED NOTE OF HISTORICAL COST PROFITS AND LOSSES
for the six months ended 31 December 2012 and 2011

	2012	2011
	£	£
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION	1,624,964	1,123,238
Difference between a historical cost depreciation charge and the actual depreciation charge calculated on the revalued amount	—	—
HISTORICAL COST PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION	1,624,964	1,123,238
HISTORICAL COST PROFIT FOR THE PERIOD RETAINED AFTER TAXATION	1,284,973	881,695

Orbital Gas Systems Limited
UNAUDITED BALANCE SHEET
at 31 December 2012 and 2011

		2012		2011
	Note	£	£	£	£
FIXED ASSETS
Tangible assets	7		812,821		842,130
CURRENT ASSETS
Stocks	9	395,331		795,290
Debtors	10	2,097,906		1,778,428
Cash at bank and in hand		5,678,794		4,238,095
		8,172,031		6,811,813
CREDITORS: Amounts falling due within one year	11	(4,958,179)		(5,798,531)
NET CURRENT ASSETS			3,213,852		1,013,282
TOTAL ASSETS LESS CURRENT LIABILITIES			4,026,673		1,855,412
CREDITORS: Amounts falling due after more than one year	12		(42,727)		(71,838)
PROVISION FOR LIABILITIES	13		(28,268)		(17,193)
NET ASSETS			3,955,678		1,766,381
CAPITAL AND RESERVES
Called up share capital	14		3,817		3,817
Revaluation reserve	15		87,940		85,172
Capital redemption reserve	15		1,183		1,183
Profit and loss account	15		3,862,738		1,676,209
SHAREHOLDERS’ FUNDS			3,955,678		1,766,381

Orbital Gas Systems Limited
UNAUDITED CASH FLOW STATEMENT
for the six months ended 31 December 2012 and 2011

		2012	2011
	Note	£	£
NET CASH (OUTFLOW)/INFLOW FROM OPERATING ACTIVITIES	16	2,159,478	257,668
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE	17a	12,970	6,511
TAXATION		(339,991)	(241,543)
CAPITAL EXPENDITURE	17b	(18,357)	(167,878)
		1,814,100	(145,242)
FINANCING	17c	(18,791)	(9,956)
(DECREASE)/INCREASE IN CASH IN THE PERIOD		1,795,309	(155,198)

UNAUDITED RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET FUNDS
for the six months ended 31 December 2012 and 2011

		2012	2011
	Note	£	£
(DECREASE)/INCREASE IN CASH IN THE PERIOD		1,795,309	(155,198)
New finance leases		—	(124,759)
Change in net debt resulting from cash flows		18,791	13,458
MOVEMENT IN NET DEBT		1,814,100	(266,499)
NET FUNDS AT START OF PERIOD		3,766,037	4,388,852
NET FUNDS AT END OF PERIOD	18	5,580,137	4,122,353

Orbital Gas Systems Limited
UNAUDITED RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS’ FUNDS
for the year ended 30 June 2012

		2012	2011
	Note	£	£
PROFIT FOR THE FINANCIAL PERIOD		1,284,973	881,695
Other additions to equity during the period		—	3,502
NET ADDITION TO SHAREHOLDERS’ FUNDS		1,284,973	885,197
Opening shareholders’ funds		2,670,705	881,184
CLOSING SHAREHOLDERS’ FUNDS		3,955,678	1,766,381

Orbital Gas Systems Limited
ACCOUNTING POLICIES

AUTHORIZATION OF NON-STATUTORY FINANCIAL STATEMENTS

The financial statements of Orbital Gas Systems Limited (“Orbital” or “the company”) were authorised for issue by the Board of Directors and the balance sheet was signed on the board’s behalf by a director. Orbital is a private limited company incorporated and domiciled in England and Wales.

PRINCIPAL ACTIVITIES

The principal activity of the company during the year was that of the supply and installation of gas control systems.

BASIS OF ACCOUNTING

The financial statements have been prepared under the historical cost convention, modified to include the revaluation of freehold properties, and in accordance with applicable United Kingdom accounting standards.

The financial statements present information about the company as an individual undertaking and not about its group, as the company has taken advantage of the exemption provided by section 402 of the Companies Act 2006 not to prepare consolidated financial statements as the directors consider that the company’s subsidiary be excluded from consolidation on the grounds of it being immaterial for purpose of true and fair view. The subsidiary company is a dormant company.

The financial statements are presented in sterling.

BASIS OF PREPARATION

The unaudited interim financial statements and notes should be read in conjunction with the annual financial statements for the year ended 30 June 2012.

The directors are constantly reviewing resource competence and availability and believe that the company has adequate current resources to continue in operational existence for the next twelve months. Thus they continue to adopt the going concern basis of accounting in preparing the reviewed six months financial statements.

TANGIBLE FIXED ASSETS

Tangible fixed assets are stated at cost or valuation net of depreciation and any provision for impairment.

Depreciation is provided on all tangible fixed assets except for freehold land at rates calculated to write each asset down to its estimated residual value over its expected useful life, as follows:-

Freehold property	- 2% on cost
Improvements to freehold property	- 10% on cost
Plant and machinery	- 20% on cost
Fixtures and fittings	- 10% – 33% on cost
Computer equipment	- 33% on cost
Motor vehicles	- 25% on cost

Freehold properties are revalued in accordance with FRS 15 with a full valuation carried by professionally qualified Chartered Surveyors on an existing use open market value basis, in accordance with the Statement of Assets Valuation Practice No. 4 and the Guidance Notes of the Royal Institution of Chartered Surveyors every five years and an interim valuation is carried out in year three.

IMPAIRMENTS

Fixed assets are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable or as otherwise required by relevant accounting standards.

Shortfalls between the carrying value of fixed assets and their recoverable amounts, being the higher of net realisable value and value-in-use, are recognised as impairments. Impairments of revalued assets, except those caused by a clear consumption of economic benefit, are recognised in the statement of total recognised gains and losses until the carrying amount reaches depreciated historic cost. All other impairment losses are recognised in the profit and loss account.

Orbital Gas Systems Limited
ACCOUNTING POLICIES

STOCKS AND WORK IN PROGRESS

Stocks are stated at the lower of cost and net realisable value. In determining the cost of raw materials, consumables and goods purchased for resale, the weighted average purchase price is used.

For work in progress and finished goods, cost is taken as production cost, which includes an appropriate proportion of attributable overheads.

LONG TERM CONTRACTS

Long term contracts are assessed on a contract by contract basis and reflected in the profit and loss account by recording turnover and related costs as contract activity progresses. Turnover is ascertained in a manner appropriate to the stage of completion of the contract, and credit taken for profit earned to date when the outcome of the contract can be assessed with reasonable certainty. In respect of contracts where the degree of work completed is certified by either a third party or the customer then turnover is recognised based on these work certificates. In respect of contracts where work certificates are not obtained then turnover is recognised based on a percentage of completion against the contract value. Percentage completion is measured on the basis of costs incurred to the year end against the estimated total costs of the contract. The amount by which turnover exceeds payments on account is classified as “amounts recoverable on contracts” and included in debtors; to the extent that payments on account exceed relevant turnover and long term contract balances, the excess is included as a creditor. The amount of long term contracts, at cost net of amounts transferred to cost of sales, less provision for foreseeable losses and payments on account not matched with turnover, is included within stocks.

DEFERRED TAXATION

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the company’s taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis.

FOREIGN CURRENCIES

Assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are translated into sterling at the rate of exchange ruling at the date of transaction. All differences are taken to the profit and loss account.

LEASED ASSETS AND OBLIGATIONS

Where assets are financed by leasing agreements that give rights approximating to ownership (“finance leases”), the assets are treated as if they had been purchased outright. The amount capitalised is the present value of the minimum lease payments payable during the lease term. The corresponding leasing commitments are shown as obligations to the lessor.

Lease payments are treated as consisting of capital and interest elements, and the interest is charged to the profit and loss account in proportion to the remaining balance outstanding.

All other leases are “operating leases” and the rentals are charged to profit and loss on a straight line basis over the lease term.

Orbital Gas Systems Limited
ACCOUNTING POLICIES

RETIREMENT BENEFITS

The company operates a defined contribution scheme. The assets of the scheme are held separately from those of the company in an independently administered fund. The amount charged to the profit and loss account in respect of pension costs is the contributions payable in the period. Differences between contributions payable in the period and contributions actually paid are shown as either accruals or prepayments in the balance sheet.

RESEARCH AND DEVELOPMENT

Research and development is written off to the profit and loss account as it is incurred.

INVESTMENTS

Fixed asset investments are stated at cost. Provision is made for any impairment in the value of fixed asset investments.

TURNOVER

Turnover is recognised at the fair value of the consideration received or receivable for sale of goods and/or services in the ordinary nature of the business. Turnover is shown net of Value Added Tax, of goods sold and services provided to external customers and, in the case of long term contracts, credit is taken appropriate to the stage of completion when the outcome of the contract can be assessed with reasonable certainty. In respect of contracts where the degree of work completed is certified by either a third party or the customer then turnover is recognised based on these work certificates. In respect of contracts where work certificates are not obtained then turnover is recognised based on a percentage of completion against the contract value. Percentage completion is measured on the basis of costs incurred to the year end against the estimated total costs of the contract.

CASH AND CASH EQUIVALENTS

Cash for the purpose of the cash flow statement comprises cash in hand and deposits repayable on demand less overdrafts repayable on demand.

Orbital Gas Systems Limited
NOTES TO THE FINANCIAL STATEMENTS
for the six months ended 31 December 2012 and 2011

1      TURNOVER

The company’s turnover and profit before taxation were all derived from its principal activity.

In the six months to 31 December 2012 and 2011, 2% and 2%, respectively, of the company’s turnover was derived from markets outside the United Kingdom.

2    INTEREST RECEIVABLE AND SIMILAR INCOME

	2012	2011
	£	£
Bank interest	15,921	8,152

3    INTEREST PAYABLE AND SIMILAR CHARGES

	2012	2011
	£	£
Finance leases	2,951	1,641

4    PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION

	2012	2011
	£	£
Profit on ordinary activities before taxation is stated after charging/(crediting):
Depreciation and amounts written off tangible fixed assets:
Charge for the period:
Owned assets	28,027	23,606
Leased assets	24,410	25,303
Profit/(loss) on disposal of tangible fixed assets	(18,933)	(12,658)
(Profit)/loss on foreign exchange	988	596
Operating lease rentals:
Land and buildings	3,632	14,529
Plant and machinery	66,279	106,726

Orbital Gas Systems Limited
NOTES TO THE FINANCIAL STATEMENTS
for the six months ended 31 December 2012 and 2011

5    EMPLOYEES

	2012	2011
	Number	Number
The average monthly number of persons (including directors) employed by the company during the period was:
Management	10	10
Service	29	26
Administration	40	36
	79	72

Staff costs for the above persons:

	2012	2011
	£	£
Wages and salaries	2,063,523	1,789,426
Social security costs	194,377	154,247
Other pension costs	32,304	30,804
	2,290,204	1,974,477

DIRECTORS’ REMUNERATION

	2012	2011
	£	£
Emoluments	619,408	372,701
Money purchase pension contributions	9,606	8,750
	629,014	381,451

The number of directors to whom retirement benefits were accruing was as follows:

	2012	2011
	Number	Number
Money purchase schemes	2	2

	Highest paid director
	2012	2011
	£	£
Emoluments	350,790	175,699
Money purchase pension contributions	5,000	5,000
	355,790	180,699

Orbital Gas Systems Limited
NOTES TO THE FINANCIAL STATEMENTS
for the six months ended 31 December 2012 and 2011

6    TAXATION

	2012		2011
	£	£	£	£
Current tax:
UK corporation tax on profits of the period	339,991		241,543
Total current tax		339,991		241,543

7    TANGIBLE FIXED ASSETS

	Freehold property £	Plant and machinery £	Fixtures and fittings £	Computer equipment £	Motor vehicles £	Total £
Cost or valuation
At beginning of period	559,080	218,358	237,072	132,825	310,640	1,457,975
Additions	—	2,495	869	14,993	—	18,357
Disposals	—	—	—	—	(29,429)	(29,429)
Reclassification	—	—	—	—	—	—
At end of period	559,080	220,853	237,941	147,818	281,211	1,446,903
Depreciation
At beginning of period	6,826	177,916	155,308	109,916	142,175	592,141
Charged in the period	3,582	5,859	10,023	7,779	25,194	52,437
Disposals	—	—	—	—	(10,496)	(10,496)
Reclassification	—	—	—	—	—	—
At end of period	10,408	183,775	165,331	117,695	156,873	634,082
Net book value
At 31 December 2012	548,672	37,078	72,610	30,123	124,338	812,821
At 31 December 2011	556,848	34,532	90,398	24,572	135,780	842,130
Cost or valuation at 31 December 2012
Cost	9,080	220,853	237,941	147,818	281,211	896,903
Valuation	550,000	—	—	—	—	550,000
	559,080	220,853	237,941	147,818	281,287	1,446,903

Included in the cost or valuation of freehold property is freehold land of £275,000 (2011: £275,000) which is not depreciated. If the freehold property had not been revalued, they would have been included at the following historical cost:

	2012	2011
	£	£
Cost	609,992	609,992
Aggregate depreciation	179,079	168,134
Value of land in freehold property	200,000	200,000

On 23 May 2011 the freehold land and buildings were revalued by Butters John Bee, Chartered Surveyors. The open market value of the freehold interest in the property free from encumbrance, with the benefit of full possession is £550,000. The valuation has been carried out with the guidance notes issued by The Royal Institute of Chartered Surveyors for Asset Valuations.

The net book value of motor vehicles held under hire purchase contracts is £122,501 (2011: £141,074) and the depreciation charged on these assets was £24,412 (2011: £13,458).

Orbital Gas Systems Limited
NOTES TO THE FINANCIAL STATEMENTS
for the six months ended 31 December 2012 and 2011

8    FIXED ASSET INVESTMENTS

The company’s investments at the balance sheet date in share capital of companies include the following:

Name of company	Class and % of shares held	Activity
Orbital Gas (Process and Instrumentation) Limited	100% Ordinary	Dormant

The subsidiary company is registered in England and Wales.

The carrying value of these investments is £nil (2011: £nil).

9    STOCKS

	2012	2011
	£	£
Raw materials and consumables	140,222	195,209
Work in progress	255,109	600,081
	395,331	795,290

10    DEBTORS

	2012	2011
	£	£
Due within one year:
Trade debtors	1,815,942	1,342,564
Amounts recoverable on contracts	281,964	435,864
	2,097,906	1,778,428

11    CREDITORS: Amounts falling due within one year

	2012	2011
	£	£
Obligations under finance leases and hire purchase contracts	55,930	43,904
Payments received on account	359,041	118,369
Trade creditors	1,069,383	1,085,121
Amounts owed to group undertakings	134,030	134,030
Corporation tax	854,278	431,901
Other taxation and social security	407,838	366,947
Accruals	2,077,679	3,618,259
	4,958,179	5,798,531

The bank facility is secured by a fixed and floating charge on all assets of the company.

The company also has guarantees and bonds to third parties in place issued by the National Westminster Bank Plc of £256,422 and £381,370 at 31 December 2012 and 2011, respectively.

Orbital Gas Systems Limited
NOTES TO THE FINANCIAL STATEMENTS
for the six months ended 31 December 2012 and 2011

12    CREDITORS: Amounts falling due after more than one year

	2012	2011
	£	£
Obligations under finance leases and hire purchase contracts	42,727	71,838

The maturity of obligations under finance leases and hire purchase contracts is as follows:

	2012	2011
	£	£
Within one year	55,930	43,904
Between one and two years	42,727	71,838
In more than two but no more than five years	—	—
	98,657	115,742

13    PROVISIONS FOR LIABILITIES

Deferred taxation
£
At beginning of period	28,268
Change during the period	—
At end of period	28,268

	2012		2011
	Provided	Unprovided	Provided	Unprovided
	£	£	£	£
Provision for deferred tax has been made as follows:
Excess of tax allowances over depreciation	28,268	—	17,193	—

14    SHARE CAPITAL

	2012	2011
	£	£
Allotted, called up and fully paid:
3,817 ordinary shares of £1 each	3,817	3,817

15    RESERVES

	Profit and loss account £	Revaluation reserve £	Capital redemption reserve £	Total £
At 1 July 2012	2,577,765	87,940	1,183	2,666,888
Profit for the period	1,284,973	—	—	1,284,973
At 31 December 2012	3,862,738	87,940	1,183	3,951,861

Orbital Gas Systems Limited
NOTES TO THE FINANCIAL STATEMENTS
for the six months ended 31 December 2012 and 2011

16    RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	2012	2011
	£	£
Operating profit	1,611,994	1,116,727
Depreciation charges	52,437	48,909
(Profit)/loss on disposal of fixed assets	18,933	12,658
Decrease/(increase) in stocks	(8,394)	(112,256)
(Increase)/decrease in debtors	1,829,373	1,120,803
(Decrease)/increase in creditors	(1,344,865)	(1,929,173)
NET CASH (OUTFLOW)/INFLOW FROM OPERATING ACTIVITIES	2,159,478	257,668

17    ANALYSIS OF CASH FLOWS FOR HEADINGS NETTED IN THE CASH FLOW STATEMENT

		2012	2011
		£	£
a	RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
	Interest received	15,921	8,152
	Interest element of hire purchase payments	(2,951)	(1,641)
	NET CASH INFLOW FOR RETURNS ON INVESTMENTS AND SERVICING OF FINANCE	12,970	6,511
b	CAPITAL EXPENDITURE
	Purchase of tangible fixed assets	(18,357)	(167,878)
	Sale of tangible fixed assets	536	12,658
	NET CASH OUTFLOW FOR CAPITAL EXPENDITURE	(17,821)	(155,220)
c	FINANCING
	Capital element of finance lease repayments	(18,791)	(13,458)
	Other additions to equity during the period	—	3,502
	NET CASH OUTFLOW FROM FINANCING	(18,791)	(9,956)

18    ANALYSIS OF CHANGES IN NET FUNDS

	At 1 July 2011	New finance leases	Cash flow	At 30 June 2012
	£	£	£	£
Net cash:
Cash at bank and in hand	3,883,485	—	1,795,309	5,678,794
Debt:
Finance leases	(117,448)	—	18,791	(98,657)
Total	3,766,037	—	1,814,100	5,580,137

Orbital Gas Systems Limited
NOTES TO THE FINANCIAL STATEMENTS
for the six months ended 31 December 2012 and 2011

19    OPERATING LEASE COMMITMENTS

At 31 December the company had annual commitments under non-cancellable leases as follows:

	2012			2011
	Land and buildings	Plant and machinery	Total	Land and buildings	Plant and machinery	Total
	£	£	£	£	£	£
Other operating leases expiring within 1 year	3,632	39,854	43,486	10,897	39,854	50,751
Other operating leases expiring between 2 and 5 years	—	26,425	26,425	3,632	66,872	70,504
	3,632	66,279	69,911	14,529	106,726	121,255

20    CAPITAL COMMITMENTS

There were £nil and £nil capital commitments at 31 December 2012 and 2011, respectively.

21    PENSION COMMITMENTS

The company operates a defined contribution pension scheme.

The pension cost charge represents contributions payable by the company and amounted to £41,910 and £39,554 at 31 December 2012 and 2011, respectively. There were no outstanding or prepaid contributions at either the beginning or end of the financial period.

22    U.S. GAAP RECONCILIATION

Management performed an analysis of the differences between U.K. GAAP and U.S. GAAP. Based upon this review, the following is the U.S. GAAP reconciliation of the Orbital financial statements prepared under U.K. GAAP:

	For the Six Months Ended December 31,
	2012		2011
	Profit and Loss	Shareholders Funds	Profit and Loss	Shareholders Funds
RESULTS UNDER U.K. GAAP
Profit for the financial year	£1,284,973		£881,695
Surplus on Shareholders Funds		£3,955,678		£1,766,381
U.S. GAAP REPORTING ADJUSTMENTS
Reversal of revaluation reserve	—	(87,940)	—	(85,172)
Accrual for paid time off	(9,000)	(9,000)	(7,000)	(7,000)
RESULTS UNDER U.S. GAAP	£1,275,973	£3,858,738	£874,695	£1,674,209

U.K. GAAP allows for the revaluation of fixed assets. The Company has over time recorded a surplus balance in the revaluation reserve account. U.S. GAAP does not allow for the revaluation of fixed assets and therefore this balance has been reversed.

U.K. GAAP does not contain provisions for the accrual for vacation or paid time off. U.S. GAAP requires that an employer accrue for employees compensation of future absences that have been earned and are payable.

8,400,000 Shares

Common Stock

Prospectus

Craig-Hallum Capital Group

Merriman Capital, Inc.

April 12, 2013